Exhibit 10.2

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

LATTICE SEMICONDUCTOR CORPORATION

ALTA MERGER SUB I, INC.

ALTA MERGER SUB II, LLC

AMI TOPCO, INC.

AND

THL AMI AGGREGATOR, LP,
as Securityholder Representative

May 4, 2026

TABLE OF CONTENTS

ARTICLE I THE MERGERS         2

1.1         The Mergers         2

1.2         General Effects of the Mergers         3

1.3         Effects of the First Merger on Securities of Merging Corporations         3

1.4         Effects of Second Merger on Securities of Merging Entities         5

1.5         Tax Status         5

1.6         Issuance of Acquiror Common Stock         6

1.7         Rights Not Transferable         7

1.8         Taking of Necessary Action; Further Action         7

ARTICLE II CLOSING AND CLOSING CONSIDERATION         7

2.1         The Closing         7

2.2         Closing Conditions         7

2.3         Closing Deliveries. At or prior to the Closing:         9

2.4         Closing Payments         10

2.5         Closing Adjustment to Merger Consideration         12

2.6         Withholding Taxes         15

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY         16

3.1         Organization and Good Standing         16

3.2         Capitalization.         16

3.3         Authority         17

3.4         Financial Statements         18

3.5         No Undisclosed Liabilities         18

3.6         Consents and Approvals; No Violations         19

3.7         Material Contracts.         19

3.8         Absence of Changes.         20

3.9         Litigation         22

3.10         Compliance with Applicable Law         22

3.11         Employee Plans.         23

3.12         Environmental Matters.         25

3.13         Intellectual Property; Privacy; Information Security.         25

3.14         Labor Matters.         28

3.15         Tax Matters.         30

3.16         Brokers         32

3.17         Real Property         32

3.18         Transactions with Affiliates         33

3.19         Insurance         33

3.20         Customers; Vendors         33

3.21         Title to Assets         34

3.22         Product Warranty..         34

3.23         Not a Covered Outbound Investment..         34

3.24         Data Security Program.         34

3.25         International Trade and Anti-Corruption Matters.         34

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ACQUIROR         35

4.1         Organization and Standing         35

4.2         Capitalization         35

4.3         Authority and Enforceability         35

4.4         Financial Statements; SEC Filings         36

4.5         Governmental Approvals         36

4.6         Litigation         37

4.7         Compliance with Applicable Law         37

4.8         Operation of Merger Sub         37

4.9         Valid Issuance         37

4.10         Financing         37

4.11         No Stockholder Approvals..         38

4.12         Tax Status.         38

ARTICLE V CONDUCT OF COMPANY BUSINESS         38

ARTICLE VI COMPANY NON-SOLICITATION AGREEMENT         39

6.1         Termination of Discussions         39

6.2         No Solicitation         39

6.3         Notice of Alternative Transaction Proposals         39

ARTICLE VII ADDITIONAL AGREEMENTS         39

7.1         Stockholder Approvals         39

7.2         Regulatory Approvals.         40

7.3         Employee Matters         41

7.4         Tax Matters         43

7.5         Payoff Letters         45

7.6         Third Party Expenses         46

7.7         Indemnification; Directors’ and Officers’ Insurance         46

7.8         Access to Information         47

7.9         Notification of Certain Matters         47

7.10         Representations and Warranties Insurance         47

7.11         Financing.         48

7.12         Terminated Agreements. .         51

7.13         Access to Records After Closing. .         51

7.14         Certain Releases and Covenants         52

7.15         Acquiror’ Reliance..         51

ARTICLE VIII PRE-CLOSING TERMINATION OF AGREEMENT         54

8.1         Termination         54

8.2         Effect of Termination         55

ARTICLE IX POST-CLOSING INDEMNIFICATION         55

9.1         Survival         55

ARTICLE X SECURITYHOLDER REPRESENTATIVE         60

10.1         Appointment and Authority of Securityholder Representative         60

ARTICLE XI GENERAL PROVISIONS         62

11.1         Certain Interpretations; Definitions         62

11.2         Disclosure Letter         62

11.3         Notices         63

11.4         Confidentiality         64

11.5         Public Disclosure         64

11.6         Amendment         65

11.7         Extension and Waiver         65

11.8         Assignment         65

11.9         Severability         66

11.10         Specific Performance and Other Remedies         66

11.11         Governing Law         66

11.12         Waiver of Jury Trial         66

11.13         Entire Agreement         67

11.14         Counterparts         67

11.15         Legal Representation..         67

11.16         Debt Financing Sources         67

11.17         Non-Recourse..         69

INDEX OF ANNEXES, EXHIBITS AND SCHEDULES

Annexes	Description

Annex A	Certain Defined Terms

Schedules	Description

Schedule 7.3(c)(i)	Acquiror Awards
Schedule 7.3(c)(ii)	Additional Awards
Schedule 7.5(a)	Closing Payoff Indebtedness
Schedule 7.12	Terminated Agreements
Schedule 7.14	Certain Actions
Schedule A	Key Employees
Schedule B	Accounting Principles
Schedule C	Sample NWC Calculation
Schedule D	Certain Indebtedness
Schedule E	Certain Pre-Closing Taxes

Exhibits	Description

Exhibit A-1	Form of Support Agreement
Exhibit A-2	Form of Stockholder Written Consent
Exhibit A-3	Form of Registration Rights Agreement

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Agreement and Plan of Merger and Reorganization (this “Agreement”) is made and entered into as of May 4, 2026 (the “Agreement Date”), by and among Lattice Semiconductor Corporation, a Delaware corporation (“Acquiror”), Alta Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub I”), Alta Merger Sub II, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Acquiror (“Merger Sub II” and, together with Merger Sub I, “Merger Subs”), AMI TopCo, Inc., a Delaware corporation (the “Company”), and THL AMI Aggregator, LP, a Delaware limited partnership, in its capacity as the agent, representative and attorney-in-fact for and on behalf of the Securityholders under this Agreement (the “Securityholder Representative”).

Background

A.    The respective boards of directors or members, as applicable, of each of the Merger Subs and the Company and the board of directors (or an authorized committee thereof) of Acquiror have determined that it would be advisable and in the best interests of each corporation or limited liability company, as applicable, and its respective stockholders or members, as applicable that, subject to the terms and conditions of this Agreement, Acquiror acquire the Company through the statutory merger of Merger Sub I with and into the Company (the “First Merger”) and, immediately following the First Merger, and, except as provided in Section 1.5, as part of the same overall transaction, the surviving entity of the First Merger would merge with and into Merger Sub II with Merger Sub II surviving (the “Second Merger” and, together with the First Merger, the “Mergers”) upon the terms and conditions set forth in this Agreement and in accordance with the applicable provisions of Delaware Law, and in furtherance thereof, have approved this Agreement, the Mergers, and the other transactions contemplated by this Agreement and those of the Related Agreements to which their respective entities are a party.

B.    Acquiror, Merger Subs and the Company intend that (i) the Mergers, taken together, constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321, which shall qualify as a single reorganization within the meaning of Section 368(a)(1)(A) of the Code and (ii) this Agreement shall be adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

C.    As a condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, all of the Stockholders are executing and delivering to Acquiror a Support Agreement substantially in the form attached hereto as Exhibit A-1 (the “Support Agreement”), pursuant to which, among other things, such Stockholders have agreed to deliver the written consent, in the form attached hereto as Exhibit A-2 (each, a “Stockholder Written Consent” and collectively, the “Stockholder Written Consents”) concurrently with the execution of this Agreement.

D.    Concurrently with the execution and delivery of this Agreement, THL AMI Aggregator, LP and Acquiror are executing and delivering to Acquiror a Registration Rights Agreement substantially in the form attached hereto as Exhibit A-3 (the “Registration Rights Agreement”), be effective as of the Closing.

E.    As a condition and material inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith, each Person listed on Schedule A (each a “Key Employee”) is entering into certain Offer Documents with Acquiror, each to be effective as of the date set forth in the applicable Offer Documents.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

ARTICLE I

THE MERGERS

1.1    The Mergers.

(a)    The First Merger. At the First Effective Time, on the terms and subject to the conditions set forth in this Agreement, the First Certificate of Merger and the applicable provisions of Delaware Law, Merger Sub I will merge with and into the Company in the First Merger, whereupon the separate corporate existence of Merger Sub I will cease and the Company will continue as the surviving corporation of the First Merger and become a wholly-owned subsidiary of Acquiror. Acquiror and the Company shall cause the First Merger to be consummated and become effective under Delaware Law by filing a certificate of merger, in a form to be mutually agreed by the Company and Acquiror (acting reasonably), with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “First Certificate of Merger”), and the First Merger will become effective when accepted by the Secretary of State of the State of Delaware or at such later time as Acquiror and the Company may mutually agree upon in writing (and set forth in the First Certificate of Merger). The time when the First Merger becomes effective is referred to herein as the “First Effective Time” and the date on which the First Effective Time occurs is referred to herein as the “Effective Date”. The Company, as the surviving corporation of the First Merger, is sometimes referred to herein as the “First Step Surviving Corporation”.

(b)    The First Step Surviving Corporation.

(i)    Certificate of Incorporation. By virtue of the First Merger, the certificate of incorporation of the First Step Surviving Corporation shall be amended and restated as of the First Effective Time, in a form to be mutually agreed by the Company and Acquiror (acting reasonably) (the “Restated Certificate of Incorporation”), until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation and the First Step Surviving Corporation’s bylaws (and subject to Section 7.7).

(ii)    Bylaws. Unless otherwise determined by Acquiror and the Company prior to the First Effective Time, the bylaws of the First Step Surviving Corporation will be amended and restated as of the First Effective Time, in a form to be mutually agreed by the Company and Acquiror (acting reasonably) (the “Restated Bylaws”), until thereafter amended in accordance with Delaware Law and as provided in the First Step Surviving Corporation’s certificate of incorporation and such bylaws (and subject to Section 7.7).

(iii)    Directors. The directors of Merger Sub I immediately prior to the First Effective Time will be appointed as the directors of the First Step Surviving Corporation at the First Effective Time, each to hold the office of a director of the First Step Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the First Step Surviving Corporation (and subject to Section 7.7) until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(iv)    Officers. The officers of Merger Sub I immediately prior to the First Effective Time will be appointed as the officers of the First Step Surviving Corporation at the First Effective Time, each to hold office in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the First Step Surviving Corporation (and subject to Section 7.7).

(c)    The Second Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Second Certificate of Merger and subject to the applicable provisions of Delaware Law, immediately following the First Merger, Acquiror shall cause the First Step Surviving Corporation to be merged with and into Merger Sub II in the Second Merger, whereupon the separate corporate existence of the First Step Surviving Corporation shall cease to exist and Merger Sub II shall continue as the surviving entity of the Second Merger as an indirect wholly-owned subsidiary of Acquiror. Acquiror shall cause the Second Merger to be consummated and become effective under Delaware Law by filing a certificate of merger, in a form to be mutually agreed by the Company and Acquiror (acting reasonably), with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Second Certificate of Merger”). The time of such filing and acceptance by the Secretary of State of the State of Delaware, or such other later time as may be specified in the Second Certificate of Merger, is referred to herein as the “Second Effective Time.” Merger Sub II, as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity.”

(d)    The Surviving Entity.

(i)    Certificate of Formation. The certificate of formation of Merger Sub II in effect immediately prior to the Second Effective Time shall remain the certificate of formation of the Surviving Entity, until thereafter amended in accordance with Delaware Law and as provided in such certificate of formation and the Surviving Entity’s limited liability company agreement (and subject to Section 7.7).

(ii)    Limited Liability Company Agreement. The limited liability company agreement of Merger Sub II in effect immediately prior to the Second Effective Time shall remain the limited liability company agreement of the Surviving Entity, until thereafter amended in accordance with Delaware Law and as provided in the Surviving Entity’s certificate of formation and such limited liability company agreement (and subject to Section 7.7).

(iii)    Officers. The officers of Merger Sub II immediately prior to the Second Effective Time shall remain the officers of the Surviving Entity at the Second Effective Time, each to hold office in accordance with the provisions of the limited liability company agreement of the Surviving Entity (and subject to Section 7.7).

1.2    General Effects of the Mergers.

(a)    The First Merger. At the First Effective Time, the effects of the First Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the First Step Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the First Step Surviving Corporation.

(b)    The Second Merger. At the Second Effective Time, the effects of the Second Merger shall be as provided in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the First Step Surviving Corporation and Merger Sub II shall vest in the Surviving Entity, and all debts, liabilities and duties of the First Step Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Surviving Entity.

1.3    Effects of the First Merger on Securities of Merging Corporations.

(a)    Merger Sub I Capital Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of any other Person, each share of common stock, par value $0.01 per share, of Merger Sub I issued and outstanding immediately prior to the First Effective Time shall be cancelled and converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the First Step Surviving Corporation. Each certificate or book-entry entitlement representing a share of common stock of Merger Sub I shall thereupon evidence ownership only of such shares of common stock of the First Step Surviving Corporation.

(b)    Company Capital Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of any Person, each share of Company Capital Stock (excluding (x) Cancelled Shares, which are addressed in Section 1.3(c) and (y) Dissenting Shares, which are addressed in Section 1.3(d)) that is issued and outstanding as of immediately prior to the First Effective Time will be automatically exchanged into, upon the terms and subject to the conditions set forth in this Agreement (including the retention of the Expense Fund Amount, the Adjustment Escrow Amount and the Indemnity Escrow Shares, the deposit of the Expense Fund Amount with the Securityholder Representative in accordance with Section 2.4(e), the establishment of the Expense Fund and the Escrow Fund, the indemnification provisions set forth in Article IX (if applicable), the requirements regarding delivery of Exchange Documents in the manner provided in Section 2.4(c), the withholding and deduction provisions of Section 2.6 (collectively, the “Consideration Terms and Conditions”)):

(i)    the right to receive (A) the Per Share Cash Consideration and (B) the Per Share Stock Consideration; plus

(ii)    the contingent right to receive (A) the Per Share Adjustment Surplus (if any), (B) the Per Share Adjustment Escrow Release (if any), (C) the Per Share Expense Fund Release (if any), (D) the Per Share Initial Indemnity Escrow Shares Release (if any) and (E) the Per Share Final Indemnity Escrow Shares Release (if any).

(c)    Cancelled Shares. At the First Effective Time, by virtue of the First Merger and without any action on the part of any Person, each share of Company Capital Stock that is issued and outstanding and held by the Company, Acquiror, or any of their respective subsidiaries as of immediately prior to the First Effective Time (each a “Cancelled Share”), will be cancelled without any consideration paid therefor.

(d)    Dissenting Shares. Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock that are outstanding immediately prior to the First Effective Time and with respect to which the holder or beneficial owner thereof has properly demanded and perfected appraisal rights in accordance with Delaware Law, and who has not effectively withdrawn or lost such holder’s or beneficial owner’s appraisal rights under Delaware Law (collectively, the “Dissenting Shares”), will not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 1.3(b), but the holder or beneficial owner thereof will only be entitled to such rights as are provided by Delaware Law, as applicable (but only after the value therefor is agreed upon or finally determined pursuant to such provisions). Notwithstanding the provisions of this Section 1.3(d), if any holder or beneficial owner of Dissenting Shares effectively withdraws or loses (through failure to perfect or otherwise) such holder’s or beneficial owner’s appraisal rights under Delaware Law, then, as of the later of the First Effective Time and the occurrence of such event, such holder’s or beneficial owner’s shares of Company Capital Stock will automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in Section 1.3(b), without interest thereon, subject to the terms and conditions set forth in this Agreement (including the Consideration Terms and Conditions). The Company shall give Acquiror prompt notice of any demand or other communication with respect to appraisal received by the Company pursuant to the applicable provisions of Delaware Law. The Company may not, except with the prior written consent of Acquiror, make any payment with respect to any such demands or offer to settle or actually settle any such demands. Any communication to be made by or on behalf of the Company to any Stockholder with respect to such demands shall be submitted to Acquiror in advance and may not be presented to any Stockholder prior to the Company receiving Acquiror’s prior written consent.

(e)    Treatment of Company Options.

(i)    Vested Company Options. Immediately prior to the First Effective Time, and without any action on the part of any Person, each Vested Company Option, to the extent then outstanding and unexercised, shall be cancelled, and converted automatically into, upon the terms and subject to the conditions set forth in this Agreement, the right of the holder of each such Vested Company Option to receive:

(A)    an amount in cash, without interest, equal to the product of (1) (I) the Per Share Option Consideration, less (II) the applicable exercise price per share of such Company Option, less (III) the Per Share Expense Fund Amount, less (IV) the Per Share Adjustment Escrow Amount, multiplied by (2) the number of shares of Common Stock subject to such Vested Company Option immediately prior to the First Effective Time; plus

(B)    the contingent right to receive an amount of cash, without interest, equal to (1) the sum of (I) the Per Share Adjustment Surplus (if any), plus (II) the Per Share Adjustment Escrow Release (if any), plus and (III) the Per Share Expense Fund Release (if any), multiplied by (2) the number of shares of Common Stock subject to such Vested Company Option immediately prior to the First Effective Time.

(C)    Any amounts payable pursuant to Section 1.3(e)(i)(A) shall be made on or as soon as practicable following (but in no event more than five (5) Business Days following), the first Effective Time and any amounts payable pursuant to Section 1.3(e)(i)(B) shall be paid at the same time such amounts are payable to former holders of Company Capital Stock pursuant to this Agreement, in each case, subject to applicable withholdings and, in the case of payments made to Withholding Payees, through the applicable payroll processor or a third party payment agent designated by Acquiror. It is intended that all payment with respect to Vested Company Options, including any Per Share Adjustment Escrow Release and Per Share Expense Fund Release due in respect of a Vested Company Option, comply with Treasury Regulations Section 1.409A-(i)(5)(iv)(A), which is applicable to “transaction-based compensation” or be exempt from the requirements of Section 409A of the Code, so that no payments with respect to Vested Company Options will be subject to the additional tax imposed under Section 409A of the Code, and any ambiguities or ambiguous terms herein will be interpreted to so comply or be exempt (the “409A Exempt Option Payments”). No amounts for Vested Company Options shall be payable to the holder of a Vested Company Option after the fifth anniversary of the Closing unless subject to a “substantial risk of forfeiture” within the meaning of Section 409A of the Code. Each payment made under Section 1.3(e)(i) shall be deemed a separate payment for purposes of Section 1.409A-2(b)(2) of the U.S. Treasury Regulations.

(ii)    Unvested Company Options. Immediately prior to the First Effective Time, and without any action on the part of any Person, each Company Option (or portion thereof) that is not a Vested Company Option (each, an “Unvested Company Option”) shall be cancelled without any consideration being payable in respect thereof and shall have no further force or effect.

(iii)    Necessary Actions. Prior to the Closing, and subject to the prior review and comment by Acquiror, the Company shall take all actions reasonably necessary to effect the transactions contemplated by this Section 1.3(e) under the Plan and any Contract applicable to any Company Option.

1.4    Effects of Second Merger on Securities of Merging Entities.

(a)    First Step Surviving Corporation Capital Stock. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Acquiror, the First Step Surviving Corporation, Merger Sub II, or any other Person, each share of common stock, par value $0.01 per share, of the First Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled without any consideration therefor.

(b)    Merger Sub II Limited Liability Company Interests. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Acquiror, the First Step Surviving Corporation, Merger Sub II, or any other Person, each limited liability company interest of Merger Sub II shall remain unchanged and continue to remain outstanding as a limited liability company interest in the Surviving Entity.

1.5    Tax Status.

(a)    The parties hereto agree that the “Continuity of Interest Requirement” shall be satisfied if the Base Stock Merger Consideration constitutes at least forty percent (40%) of the Base Merger Consideration (which shall be determined (A) if the Final Acquiror Stock Price is between $105.00 and $125.00, by using the Final Acquiror Stock Price and (B) otherwise, using the average of the high and the low price per share of Acquiror Stock on the NasdaqGS, as calculated by Bloomberg Financial LP (or, if not available, in another authoritative source mutually selected by the Company and Acquiror), on the last trading day immediately prior to the First Effective Time). Assuming the Continuity of Interest Requirement is met, the Mergers, taken together, are intended to constitute an integrated plan described in Rev. Rul. 2001-46, 2001-2 C.B. 321, which shall qualify as a single “reorganization” within the meaning of Section 368(a)(1)(A) of the Code (and analogous state and local Income Tax Law), and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 (the “Reorganization Treatment”). The parties hereto agree to report the Mergers in accordance with the Reorganization Treatment unless (i) otherwise required following a “determination” within the meaning of Section 1313 of the Code that is defended in good faith or by applicable Law, or (ii) if the Continuity of Interest Requirement is not met. Notwithstanding anything to the contrary set forth in this Agreement, other than this Section 1.5, Acquiror makes no representations or warranties or covenants to the Company or to any Securityholder or other Person regarding the Tax treatment of the Mergers, or any of the Tax consequences to the Company or to any Securityholder or other Person of this Agreement, the Mergers or any of the other transactions or agreements contemplated hereby.

(b)    The Company and each of the Securityholders acknowledges and agrees that he, she or it is relying solely on their own Tax advisors in connection with this Agreement, the Mergers, and the other transactions and agreements contemplated hereby.

(c)    After the Effective Date, unless the Continuity of Interest Requirement is not met, Acquiror shall (i) continue or cause the Surviving Entity to continue the Company's historic business line, or use at least a significant portion of the Company's historic business assets in a business, in each case within the meaning of Reg. §1.368-1(d) of the U.S. Treasury Regulations; and (ii) file or cause the Surviving Entity to file the statements required under U.S. Treasury Regulations §1.368-3.

1.6    Issuance of Acquiror Common Stock.

(a)    The shares of Acquiror Common Stock issuable pursuant to this Agreement are intended to be issued pursuant to one or more exemptions from registration under the Securities Act, including those under Regulation D of the Securities Act, and the exemption from qualification under applicable state securities Law, and accordingly, such shares of Acquiror Common Stock will be “restricted securities” under the Securities Act. Following the Closing, the Securityholder Representative, shall assist Acquiror as may be necessary to comply with any applicable securities, blue sky and corporate Laws relating to the transactions contemplated by this Agreement.

(b)    Each book-entry entitlement representing Acquiror Common Stock (or any other securities issued in respect of such shares upon any conversion, as applicable, stock split, stock dividend, recapitalization, merger, consolidation or similar event) issued or issuable to or held by the Securityholders in accordance with the terms hereof shall bear a legend identical or similar in effect to the following legend (in addition to any other legends required by applicable Law and, as applicable, the Support Agreements or any other Contracts, in each case, entered into by such Securityholder (or any of its successors, assigns or permitted transferees)):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

THE SHARES REPRESENTED HEREBY MAY BE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, EACH AS MAY BE SET FORTH IN THE A CONTRACT WITH THE ISSUER, COPIES OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER.

(c)    Notwithstanding anything herein to the contrary, the Acquiror Common Stock issued in connection with the First Merger will be subject to (i) the Consideration Terms and Conditions, (ii) as applicable, the Support Agreements or any other Contracts, in each case, entered into by such Securityholder (or any of its successors, assigns or permitted transferees) and (iii) any applicable securities, blue sky and corporate Laws, including U.S. state or federal Law.

(d)    Notwithstanding anything herein to the contrary, in the case of a Person subject to withholding pursuant to Section 2.6 in respect of Acquiror Common Stock no Acquiror Common Stock shall be issued to such Person until such Person transfers the required withholding amount in cash to the applicable Withholding Agent.

1.7    Rights Not Transferable. The rights of any Person receiving Merger Consideration under this Agreement are personal in nature and, except with the written consent of Acquiror, are non-transferable and non-assignable, except that each such Person may assign his, her or its rights by will, by the Laws of intestacy or by other similar operation of Law. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) will be null and void.

1.8    Taking of Necessary Action; Further Action. If at any time after the First Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the First Step Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and the Merger Subs, the officers and directors of the Company, Acquiror, and their Affiliates are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action.

ARTICLE II

CLOSING AND CLOSING CONSIDERATION

2.1    The Closing. Unless this Agreement is validly terminated pursuant to Section 8.1, Acquiror, the Merger Subs and the Company shall consummate the Mergers at a closing (the “Closing”) within three (3) Business Days following satisfaction or waiver of the conditions set forth in Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of those conditions at the Closing) remotely by the electronic exchange of signatures and closing deliveries set forth in Section 2.3, unless another time or place (including by remote exchange of documents) is mutually agreed upon by Acquiror and the Company; provided, further, that in no event will the Closing occur prior to July 6, 2026, without the prior written consent of Acquiror. The date upon which the Closing occurs hereunder shall be referred to herein as the “Closing Date”.

2.2    Closing Conditions Mutual Conditions. The respective obligations of Acquiror, the Merger Subs and the Company to effect the First Merger are subject to the satisfaction, at the First Effective Time, of the following conditions:

(i)    Stockholder Approval. (A) The Requisite Stockholder Approval has been obtained and (B) the Company has delivered to Acquiror a copy of the Stockholder Written Consent, and such Stockholder Written Consent shall be in full force and effect.

(ii)    No Legal Restraints. (A) There must not be any Law or Order issued by a court of competent jurisdiction (whether temporary, preliminary or permanent) in effect which has the effect of making the Mergers or any other transactions contemplated by this Agreement illegal or otherwise prohibiting or preventing the consummation of the Mergers or any other transactions contemplated by this Agreement in accordance with the terms hereof.

(iii)    Required Governmental Approvals. The waiting period applicable to the Mergers pursuant to the HSR Act has expired or otherwise been terminated, and there must not be in effect any agreement or commitment with any Governmental Entity to not consummate the Mergers.

(b)    Acquiror and Merger Sub Conditions. The obligations of Acquiror and the Merger Subs to effect the First Merger are subject to the satisfaction at or prior to the Closing of each of the following additional conditions, any of which may be waived in writing exclusively by Acquiror and the Merger Subs:

(i)    Company Covenants. The Company must have performed and complied in all material respects with each of its covenants and obligations under this Agreement required to be performed and complied with by the Company prior to the Closing.

(ii)    Company Representations and Warranties. (A) Each of the representations and warranties made by the Company (other than the Fundamental Representations and the representations and warranties set forth in Section 3.8(a)(I)) must be true and correct in all respects as of the Agreement Date and as of the Closing Date as if made as of the Closing Date, except for any such representations and warranties made on and as of a specified date, which must be true and correct as of such specified date, in each case (1) determined without giving effect to any limitation or qualification as to “materiality,” “Material Adverse Effect” or similar materiality qualification and (2) except to the extent the failure of any such representations and warranties to be true and correct as of such dates would not have a Material Adverse Effect, (B) the Fundamental Representations must be true and correct in all respects, except for de minimis inaccuracies, as of the Agreement Date and as of the Closing Date as if made as of the Closing Date, except for any Fundamental Representations made on and as of a specified date, which must be true and correct as of such specified date in all respects, except for de minimis inaccuracies, and (C) the representations and warranties set forth in Section 3.8(a)(I) shall be true and correct in all respects as of the Agreement Date and as of the Closing Date as if made on the Closing Date.

(iii)    Material Adverse Effect. There must be no Material Adverse Effect that has occurred after the date hereof.

(iv)    Company Officer’s Certificate. The Company shall have delivered to Acquiror a certificate, dated as of the Closing Date, duly executed by an authorized officer of the Company, certifying the conditions set forth in Sections 2.2(b)(i), 2.2(b)(ii) and 2.2(b)(iii) have been satisfied.

(c)    Company Conditions. The obligations of the Company to effect the First Merger are subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived in writing exclusively by the Company:

(i)    Acquiror Covenants. Acquiror and the Merger Subs must perform and comply in all material respects with each of its covenants and obligations under this Agreement required to be performed and complied with by Acquiror and the Merger Subs, as the case may be, prior to the Closing.

(ii)    Acquiror Representations and Warranties. (A) Each of the representations and warranties of Acquiror (other than the representations and warranties set forth in Section 4.4(d) and Section 4.9) must be true and correct in all respects as of the Agreement Date and as of the Closing Date as though such representations and warranties were made as of such date, except for any such representations and warranties of Acquiror made on and as of a specified date, which must be true and correct in all respects as of such specified date, except where any failures of any such representations and warranties to be true and correct would not reasonably be expected to materially impair the ability of Acquiror to consummate the Closing in accordance with the terms hereof, (B) the representations and warranties set forth in Section 4.4(d) must be true and correct in all respects as of the Agreement Date and as of the Closing Date as though such representations and warranties were made as of such date, except for any representations and warranties set forth in Section 4.4(d) made on and as of a specified date, which must be true and correct in all respects as of such specified date, except to the extent the failure of any such representations and warranties to be true and correct as of such dates would not have a Acquiror Material Adverse Effect, and (C) the representations and warranties set forth in Section 4.9 must be true and correct in all respects, except for de minimis inaccuracies, as of the Closing Date as if made as of the Closing Date, except for any representations and warranties set forth in Section 4.9 made on and as of a specified date, which must be true and correct as of such specified date in all respects, except for de minimis inaccuracies.

(iii)    Acquiror Officer’s Certificate. Acquirer and the Merger Subs shall have delivered to the Company a certificate, dated as of the Closing Date, duly executed by an authorized officer of Acquiror, certifying the conditions set forth in Sections 2.2(c)(i) and 2.2(c)(ii) have been satisfied.

(iv)    Acquiror Material Adverse Effect. There must be no Acquiror Material Adverse Effect that has occurred after the date hereof.

(v)    NASDAQ Listing. As of the Closing, the Acquiror Capital Stock shall remain listed on the NASDAQ.

2.3    Closing Deliveries. At or prior to the Closing:

(a)    Support Agreement. The Support Agreement shall not have been revoked, rescinded, or otherwise repudiated by the Stockholders party thereto.

(b)    Escrow Agreement. The Securityholder Representative and the Escrow Agent must have duly executed and delivered to Acquiror the Escrow Agreement, which must be in full force and effect and must not be revoked, rescinded, or otherwise repudiated by the respective signatories thereto.

(c)    Resignation of Officers and Directors. The Company must cause each director and officer of the Company and its Subsidiaries identified at least ten (10) Business Days prior to the Closing to duly execute and deliver, with a copy to Acquiror, a letter resigning from officer and director positions (but not, for the avoidance of doubt, from employment, as applicable) (a “Resignation Letter”), effective as of the First Effective Time.

(d)    Payoff Letters. The Company must deliver to Acquiror the Payoff Letters in accordance with Section 7.5(a).

(e)    Terminated Agreements. The Company must deliver evidence of the termination of the Terminated Agreements in accordance with Section 7.12.

(f)    FIRPTA Certificate. At or prior to the Closing, the Company must provide, or cause to be provided, a statement to the Acquiror with respect to the Company conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3), and a notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), together with written authorization for the Acquiror to deliver such notice on behalf of the Company to the IRS after the Closing. Notwithstanding anything to the contrary herein, Acquiror’s only remedy for the Company’s failure to provide such form will be to withhold from the payments to be made by Acquiror pursuant to this Agreement any required withholding Tax under Section 1445 of the Code.

2.4    Closing Payments.

(a)    Payment Spreadsheet. The Company shall deliver to Acquiror at least five (5) days prior to the Closing Date, a spreadsheet containing the following information: (i) (A) the amount of Base Merger Consideration and the amount of Base Optionholder Consideration and (B) the calculation of the Per Share Cash Consideration, the per Share Stock Consideration and the Per Share Option Consideration, including all components and subcomponents of the foregoing; (ii) the number of Company Securities held by each Securityholder and, for each Optionholder, the number of Vested Options and Unvested Options held by such Optionholder, together with the exercise price exercise price per share of each such Company Options; (iii) allocation of the Base Merger Consideration and Base Optionholder Consideration among the Securityholders; (iv) the aggregate amount of cash and shares of Acquiror Common Stock payable in respect of such Company Securities pursuant to Section 1.3(b)(i) and Section 1.3(e)(i)(A), as applicable; (v) whether or not each Stockholder is a Qualified Payee as of the Closing Date, (vi) whether each Securityholder is a Withholding Payee or a Non-Withholding Payee; (vii) each Securityholder’s Pro Rata Portion, Indemnifying Party Pro Rata Portion and Optionholder Pro Rata Portion, as applicable; (viii) the calculation of the Indemnity Escrow Shares; (ix) the calculation of the Per Share Adjustment Escrow Release, the Per Share Expense Fund Release and the Per Share Final Indemnity Escrow Shares Release (including all components and subcomponents of such amounts) assuming the release in full of the Escrow Fund and the Expense Fund, and the aggregate amount of cash and shares of Acquiror Common Stock payable in respect of such Company Securities pursuant to Section 1.3(b)(ii) and Section 1.3(e)(i)(B), as applicable, assuming the release in full of the Escrow Fund and the Expense Fund; and (x) the amount and recipient of the Third Party Expenses to be paid pursuant to Section 2.4(f) and of the Closing Pay-Off Indebtedness to be paid pursuant to Section 2.4(g) (the “Payment Spreadsheet”), and information and documentation reasonably requested by Acquiror in support of the information set forth therein. The Payment Spreadsheet shall be updated to the extent necessary by the Company after the Final Acquiror Stock Price is known to reflect the Final Acquiror Stock Price and to include applicable wire transfer information for payment of amounts pursuant to this Article II when received by the Company. The Company shall consider in good faith any of Acquiror’s reasonable comments to the Payment Spreadsheet and the figures and calculations set forth thereon proposed by Acquiror prior to the Closing Date and will update, no later than three (3) days prior to the Closing Date (to the extent any updates are provided and agreed prior to such time), the Payment Spreadsheet with any such revisions that the Company, acting reasonably and in good faith, has determined are correct, accompanied by a certificate from the Company, validly executed by the Chief Financial Officer of the Company for and on the Company’s behalf, certifying that the calculations and information included in the Payment Spreadsheet were prepared in good faith and in accordance with the terms of this Agreement; provided, however, that so long as the Company is acting reasonably and in good faith, the Closing shall occur based on the information set forth in the last agreed upon version of the Payment Spreadsheet (or, if no prior version has been agreed, the original Payment Spreadsheet provided by the Company or, if applicable, any updated Payment Spreadsheet provided by the Company).

(b)    Reliance. Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Acquiror, any Affiliate of Acquiror or any Representative thereof, or any disclosure made by or on behalf of the Company or any Representative of the Company, (i) it is expressly acknowledged and agreed that Acquiror, any Affiliate of Acquiror, the Exchange Agent and any of their respective Representatives are entitled to rely on the Pre-Closing Statement and Payment Spreadsheet, without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith and its use will not affect, in any manner whatsoever, any Indemnified Party’s rights to indemnification, compensation and reimbursement pursuant to Article IX (if applicable) and (ii) without limiting the indemnification provisions set forth in Article IX (if applicable), in no event will Acquiror, any Affiliate of Acquiror, the Exchange Agent or any Representative thereof have any Liability to any Person (including any liability to the Securityholder Representative or any Securityholder) for any actual or alleged inaccuracy or miscalculations in, or otherwise arising from or relating to, the Pre-Closing Statement or Payment Spreadsheet or the preparation thereof or the calculations or allocations set forth therein, or payments made by any Person (including Acquiror, any Affiliate of Acquiror (including the First Step Surviving Corporation), the Exchange Agent and any Representative thereof) in accordance with the Payment Spreadsheet.

(c)    Exchange Procedures.

(i)    Exchange Agent. Computershare Trust Company, N.A., or another Person mutually selected by Acquiror and the Company, will serve as the Exchange Agent for the Mergers (the “Exchange Agent”).

(ii)    Distribution of Exchange Documents. As promptly as reasonably practicable the Exchange Agent shall deliver the Exchange Documents to each Stockholder at the address or e-mail address set forth opposite each such Person’s name on the Payment Spreadsheet or otherwise specified in writing by the Company (excluding any such Exchange Documents that such Stockholder has already duly executed and delivered to Acquiror prior to the First Effective Time).

(iii)    Qualified Payees. (A) On the Closing Date for any Stockholder that delivers duly executed and completed (if applicable) Exchange Documents at least three (3) Business Days prior to the Closing Date in accordance with the instructions contained therein or (B) within three (3) Business Days after delivery of duly executed and completed (if applicable) Exchange Documents, for any Stockholder that delivers duly executed and completed (if applicable) Exchange Documents after the third (3rd) Business Day prior to the Closing Date (each such Securityholder, a “Qualified Payee”), Acquiror shall pay or cause to be paid (including by causing the Exchange Agent to make payments to Non-Withholding Payees, and by causing the applicable payroll processor to pay any portion thereof payable to Withholding Payees) the cash payable to each Qualified Payee pursuant to Section 1.3(b) and issue that number of shares of Acquiror Common Stock issuable pursuant to Section 1.3(b). No cash will be paid or payable and no shares of Acquiror Common Stock will be issued or issuable to any Stockholder until such Person becomes a Qualified Payee. Acquiror shall pay or cause to be paid (including by causing the Exchange Agent to make payments to Non-Withholding Payees, and by causing the applicable payroll processor to pay any portion thereof payable to Withholding Payees) the cash payable in respect of Vested Company Options pursuant to Section 1.3(e)(i) to the holders of such Vested Company Options in accordance with Section 1.3(e).

(iv)    No Further Ownership Rights in Company Securities. The consideration paid and issued in respect of the surrender for exchange of Company Securities in accordance with the terms of this Agreement will be deemed to be a full satisfaction of all rights pertaining to such Company Securities. From and after the First Effective Time, (A) all shares of Company Capital Stock will be cancelled and exchanged in to the right to receive the consideration payable therefor in accordance with Section 1.3(b), if any, or in the case of Dissenting Shares, the rights pursuant to Section 1.3(d); and (B) each previous holder of Company Capital Stock will cease to have any rights with respect thereto, except the rights described in clause (A). Following the First Effective Time, there will be no further registration of transfers on the records of the First Step Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the First Effective Time.

(v)    Return of Consideration; No Liability. Any portion of the Merger Consideration deposited with the Exchange Agent in connection with the transactions contemplated by this Agreement which remains unclaimed by the Stockholders on the date that is one (1) year after the Effective Date shall be delivered by the Exchange Agent to Acquiror upon request by Acquiror. Any Stockholder that has not become a Qualified Payee in accordance with the requirements set forth in this Agreement prior to such request, or who otherwise has not received any portion of the Merger Consideration due and payable to such Stockholder pursuant to this Agreement, shall thereafter look only to Acquiror and the First Step Surviving Corporation or the Surviving Entity for payment of the applicable portion of the Merger Consideration (after giving effect to any required Tax withholdings and without any interest thereon), and then, only as a general unsecured creditor. Notwithstanding anything to the contrary in this Section 2.4(c), none of Acquiror, the Merger Subs, the Company, First Step Surviving Corporation, the Surviving Entity, the Securityholder Representative, the Exchange Agent or any other Person will be liable to any Person for any Merger Consideration properly delivered to a public official pursuant to applicable abandoned property, escheat or similar applicable Law.

(d)    Escrow Fund. PNC Bank, National Association, or another Person mutually selected by Acquiror and the Company, shall serve as the escrow agent in connection with the Mergers (the “Escrow Agent”). At the First Effective Time, Acquiror and the Securityholder Representative shall enter into the Escrow Agreement, in a form mutually agreed by the Company and Acquiror (acting reasonably) with the Escrow Agent (with such changes as may be reasonably required by the Escrow Agent, the “Escrow Agreement”) and on the Closing Date, Acquiror shall (i) deposit $16,500,000 in cash (the “Adjustment Escrow Amount”) with the Escrow Agent and (ii) issue the Indemnity Escrow Shares to the Escrow Agent, for the benefit of the Stockholders. The Adjustment Escrow Amount and the Indemnity Escrow Shares, together with any dividends and income earned on thereon, are collectively referred to as the “Escrow Fund”. The Escrow Fund will be held and distributed in accordance with the terms and conditions of this Agreement (including Section 1.3(b) and Section 2.5(e)) and the Escrow Agreement.

(e)    Expense Fund. At the Closing, Acquiror shall retain and hold back an amount in cash equal to each Securityholder’s Pro Rata Portion (calculated as of the First Effective Time) of the Expense Fund Amount from the cash consideration otherwise payable to such Person at the Closing pursuant to Section 1.3. On the Closing Date, Acquiror shall deposit, or cause to be deposited, with the Securityholder Representative the Expense Fund Amount into an account designated by the Securityholder Representative and set forth in the Payment Spreadsheet (the “Expense Fund”), and, upon such deposit, Acquiror will be deemed to have contributed to the Expense Fund, on behalf of each Securityholder, his, her, or its Pro Rata Portion (calculated as of the First Effective Time) of the Expense Fund Amount. The Expense Fund Amount may only be used by the Securityholder Representative to pay any fees, costs or other expenses it may incur in performing its duties or exercising its rights under this Agreement or any Related Agreement. The Expense Fund will be treated as received and deposited by the Securityholders at Closing for Tax purposes and be held as a trust fund for the benefit of the Securityholders and will not be subject to any Lien, attachment, trustee process or any other judicial process of any creditor of any Person. The Securityholders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Securityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. Upon conclusion of the Securityholder Representative’s duties under this Agreement, the Securityholder Representative shall disburse any amounts then-remaining in the Expense Fund (the “Expense Fund Release Amount”) to the Securityholders (including by depositing the Expense Fund Release Amount with the Exchange Agent with respect to any portion thereof payable to Non-Withholding Payees, and, with respect to any portion thereof payable to Withholding Payees, to the applicable payroll processor, in each case for further distribution to the Securityholders) or share of Company Capital Stock subject to Vested Company Options with each Securityholder receiving, with respect to each share of Company Capital Stock (other than Cancelled Shares and Dissenting Shares) held by such Securityholder immediately prior to the First Effective Time, the Per Share Expense Fund Release.

(f)    Third Party Expenses. At the Closing, Acquiror shall pay or cause to be paid, on behalf of the Company, all of the Third Party Expenses by wire transfer (or, to the extent any such amounts are payable to Withholding Payees, to the applicable payroll processor for payment no later than on the Surviving Entity’s next regularly scheduled payroll date) of immediately of immediately available funds in the amounts as set forth in the applicable invoices delivered to Acquiror no later than two (2) days prior to the Closing Date in respect of such Third Party Expenses (and shall update the Payment Spreadsheet with respect to any such invoices, as applicable).

(g)    Closing Pay-Off Indebtedness. At the Closing, Acquiror shall pay or cause to be paid, on behalf of the Company, all of the Closing Pay-Off Indebtedness by wire transfer of immediately available funds in in accordance with the applicable Payoff Letters in respect of such Closing Pay-Off Indebtedness.

(h)    Rounding. Notwithstanding anything herein to the contrary, (i) the aggregate amount of cash to be paid, payable, or distributed at any particular time to any Securityholder in accordance with this Agreement shall be rounded to the nearest whole cent and (ii) the aggregate amount of shares of Acquiror Common Stock to be issued, issuable, or distributed at any particular time to any Securityholder in accordance with this Agreement shall be rounded to the nearest whole share.

(i)    Certain Adjustments. If, between the Agreement Date and the First Effective Time, the outstanding shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Acquiror Stock Price and the other applicable terms shall be equitably adjusted, without duplication, to proportionally and appropriately reflect such change.

2.5    Closing Adjustment to Merger Consideration.

(a)    Pre-Closing Statement. At least five (5) days prior to the Closing Date, the Company shall prepare and deliver to Acquiror a statement (the “Pre-Closing Statement”) setting forth in reasonable detail the Company’s good faith calculation of the Base Merger Consideration (including all components and subcomponents thereof) prepared in accordance with the Accounting Principles, as applicable (the “Estimated Base Merger Consideration”). The Pre-Closing Statement shall be updated to the extent necessary by the Company after the Final Acquiror Stock Price is known to reflect the Final Acquiror Stock Price. After delivery of the Pre-Closing Statement and prior to the Closing, upon reasonable notice, the Company and its Representatives shall make available information reasonably requested by Acquiror used in connection with the preparation of the Pre-Closing Statement. The Company shall consider in good faith any of Acquiror’s reasonable comments to the Pre-Closing Statement and the figures and calculations set forth thereon proposed by Acquiror prior to the Closing Date and will update, no later than three (3) days prior to the Closing Date (to the extent any updates are provided and agreed prior to such time), the Pre-Closing Statement with any such revisions that the Company, acting reasonably and in good faith, has determined are correct, accompanied by a certificate from the Company, validly executed by the Chief Financial Officer of the Company for and on the Company’s behalf, certifying that the calculations and information included in the Payment Spreadsheet were prepared in good faith and in accordance with the terms of this Agreement; provided, however, so long as the Company is acting reasonably and in good faith, and the Closing shall occur based on the information set forth in the last agreed upon version of the Pre-Closing Statement (or, if no prior version has been agreed, the original Pre-Closing Statement provided by the Company or, if applicable, any updated Pre-Closing Statement provided by the Company). Base Merger Consideration and each of the components and subcomponents thereof will be expressed in USD determined by converting any non-USD components and subcomponents using the applicable Exchange Rate.

(b)    No Limitations. Nothing in Section 2.5(a) (including the fact that Acquiror may provide comments on or request changes to the Pre-Closing Statement or any of the figures or calculations set forth thereon or that Acquiror and the Company may agree to changes to the information or amounts on the Pre-Closing Statement) will in any way limit the right of any Person under the remaining provisions of this Section 2.5 or Article IX (if applicable).

(c)    Post-Closing Statement. Within ninety (90) days of the Effective Date, Acquiror shall prepare and deliver, or cause to be prepared and delivered, to the Securityholder Representative a statement (the “Post-Closing Statement”) setting forth its good faith calculation of the Base Merger Consideration (including all components and subcomponents of each of the foregoing) prepared in accordance with the Accounting Principles (to the extent applicable).

(d)    Review of Post-Closing Statement.

(i)    Examination. After receipt of the Post-Closing Statement, the Securityholder Representative will have forty-five (45) days (the “Adjustment Review Period”) to review the Post-Closing Statement. During the Adjustment Review Period, Acquiror shall make available to the Securityholder Representative, the books and records of the Company, the First Step Surviving Corporation, Merger Sub II and the personnel of Acquiror and Acquiror’s accountants to the extent that they relate to the Post-Closing Statement and to such information relating to or used in connection with the preparation of the Post-Closing Statement as Securityholder Representative may reasonably request for the purpose of reviewing the Post-Closing Statement and to prepare a Statement of Objections (defined below); provided, however, that such access must be in a manner that does not unreasonably interfere with the normal business operations of Acquiror or the Company.

(ii)    Objection. On or prior to the last day of the Adjustment Review Period, the Securityholder Representative may object to the Post-Closing Statement by delivering to Acquiror a written statement setting forth the Securityholder Representative’s objections in reasonable detail which objections must indicate each disputed item and the amount and the numerical basis and other rationale for the Securityholder Representative’s disagreement with such item or amount (the “Statement of Objections”). Any component of the Post-Closing Statement that is not disputed in a Statement of Objections will be final and binding upon the parties to this Agreement and the Securityholders, and not subject to appeal. If the Securityholder Representative fails to deliver the Statement of Objections to Acquiror before the expiration of the Adjustment Review Period or delivers a statement accepting the Post-Closing Statement, the Post-Closing Statement will be final and binding upon the parties to this Agreement and the Securityholders, and not subject to appeal. If the Securityholder Representative delivers the Statement of Objections before the expiration of the Adjustment Review Period, then Acquiror and the Securityholder Representative shall cooperate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”). Acquiror and the Securityholder Representative shall set forth in a memorandum signed by both parties any such disputed items that are resolved within the Resolution Period and any such signed memorandum will be final and binding upon the parties to this Agreement and the Securityholders, and not subject to appeal. Notwithstanding anything to the contrary in this Agreement, the Post-Closing Statement shall not take into account the content of any Tax Return of any Group Company filed after the Closing Date or any Action with respect to Taxes that arises or is settled following the Closing Date, unless otherwise specifically contemplated by this Agreement.

(iii)     Resolution of Disputes. If the Securityholder Representative and Acquiror fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then Acquiror and Securityholder Representative shall appoint an impartial internationally recognized mutually agreeable independent accounting firm capable of serving as an accounting expert with relevant experience in resolving such disputes, which firm is not the regular auditing firm of Acquiror or the Securityholder Representative (such firm so engaged, the “Independent Accountant”) for review and resolution of any amounts remaining in dispute (the “Disputed Amounts”). Acquiror and the Securityholder Representative shall instruct the Independent Accountant to (A) act as an expert and not an arbitrator, (B) make all calculations in accordance with the Accounting Principles and the terms and conditions of this Agreement, (C) determine only the Disputed Amounts and (D) only determine an amount with respect to any such Disputed Amount within the range of values assigned to each such item in the Post-Closing Statement and the Statement of Objections.

(iv)    Engagement and Fees of the Independent Accountant. Each of Acquiror and the Securityholder Representative shall enter into a customary engagement letter with the Independent Accountant at the time such dispute is submitted to the Independent Accountant and otherwise cooperate with the Independent Accountant. Acquiror and the Securityholder Representative shall cause the engagement letter to (A) require the Independent Accountant to make all calculations in accordance with the Accounting Principles and the terms of this Agreement even if there is a discrepancy between the Accounting Principles or the terms of this Agreement and GAAP and (B) provide Acquiror and the Securityholder Representative an opportunity to (1) submit a written statement in support of their respective positions with respect to the Disputed Amounts, (2) provide supporting material to the Independent Accountant in defense of their respective positions with respect to the Disputed Amounts and (3) submit a written statement responding to the other party’s position with respect to the Disputed Amounts. Neither Acquiror nor the Securityholder Representative shall communicate with the Independent Accountant on an ex parte basis with respect to the subject matter of this Agreement. Subject to customary confidentiality and indemnity agreements, Acquiror and the Securityholder Representative shall provide the Independent Accountant with access to their respective books, records, personnel and representatives and such other information as the Independent Accountant may require in order to render its determination. Each of Acquiror and the Securityholder Representative shall instruct the Independent Accountant to deliver to Acquiror and the Securityholder Representative a written determination (including a worksheet setting forth all material calculations used in arriving at such determination that is based solely on information provided to the Independent Accountant by Acquiror and the Securityholder Representative) of the Disputed Amounts (including a calculation of the allocation of its costs and expenses in accordance with Section 2.5(d)(v)) within thirty (30) days after its engagement. Any such determination will be final and binding upon the parties to this Agreement and the Securityholders, and not subject to appeal, absent manifest error. The date on which the Independent Accountant delivers its written determination to Acquiror and the Securityholder Representative is referred to in this Agreement as the “Adjustment Determination Date”.

(v)    Allocation of Expenses. The fees and expenses of the Independent Accountant will be allocated between the Securityholder Representative (on behalf of the Securityholders), on the one hand, and Acquiror, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Securityholder Representative or Acquiror, respectively, bears to the aggregate amount actually contested by the Securityholder Representative and Acquiror. For example, if the Securityholder Representative claims the Base Merger Consideration is $1,000 greater than the amount determined by Acquiror, and Acquiror contests only $500 of the amount claimed by the Securityholder Representative, and if the Independent Accountant ultimately resolves the dispute by awarding Acquiror $300 of the $500 contested, then the costs and expenses of the Independent Accountant would be allocated forty percent (40%) (i.e., 200 ÷ 500) to Acquiror and sixty percent (60%) (i.e., 300 ÷ 500) to the Securityholder Representative (for the benefit of the Securityholders).

(e)    Post-Closing Payments.

(i)    Certain Definitions. For purposes of this Agreement, “Final Base Merger Consideration” means the Base Merger Consideration and each of its components and subcomponents, as finally determined pursuant to this Section 2.5.

(ii)    Shortfall Payments. If the Final Base Merger Consideration is less than the Estimated Base Merger Consideration (the amount of such deficit, the “Adjustment Shortfall”) then, on or prior to the date that is three (3) Business Days after the Adjustment Determination Date Acquiror and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent instructing it to distribute to Acquirer an amount in cash equal to the lesser of (x) the absolute value of the Adjustment Shortfall and (y) the Adjustment Escrow Amount. In the event that the Adjustment Shortfall is greater than the Adjustment Escrow Fund, Acquiror shall have no recourse against the Securityholders or any other Person (it being understood that the sole and exclusive remedy for any Adjustment Shortfall shall be the Adjustment Escrow Fund).

(iii)    Surplus Payments. If the Final Base Merger Consideration is equal to or greater than the Estimated Base Merger Consideration (the amount of such surplus (if any), the “Adjustment Surplus”), then, promptly, and in any event within three (3) Business Days after the Adjustment Determination Date, Acquiror shall pay or cause to be paid (including by depositing the Adjustment Surplus with the Exchange Agent with respect to any portion thereof payable to Non-Withholding Payees, and, with respect to any portion thereof payable to Withholding Payees, to the applicable payroll processor, in each case for further distribution to the applicable Securityholders) the Per Share Adjustment Surplus payable to the applicable Securityholders in accordance with Section 1.3(b) and Section 1.3(e) using the same payment method used to pay the Merger Consideration to such Securityholders at the Closing, unless notified in writing by the Securityholder Representative of an alternative payment method prior to the Adjustment Determination Date.

(iv)    Release of Adjustment Escrow. Promptly, and in any event within three (3) Business Days after the Adjustment Determination Date, Acquiror and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent instructing it to release an amount in cash equal to the Adjustment Escrow Amount (together with any dividends and income earned on thereon) less the reductions thereof contemplated by Section 2.5(e)(ii) (if any) (the “Adjustment Escrow Release Amount”) and shall pay or cause to be paid (including by depositing the Adjustment Escrow Release Amount with the Exchange Agent with respect to any portion thereof payable to Non-Withholding Payees, and, with respect to any portion thereof payable to Withholding Payees, to the applicable payroll processor, in each case for further distribution to the applicable Securityholders) the Per Share Adjustment Escrow Release payable to the applicable Securityholders in accordance with Section 1.3(b) and Section 1.3(e) using the same payment method used to pay the Merger Consideration to such Securityholders at the Closing, unless notified in writing by the Securityholder Representative of an alternative payment method prior to the Adjustment Determination Date.

(f)    Tax Treatment. Any payment made under this Section 2.5(f), to the extent permitted by applicable Law, will be treated for all Income Tax purposes as an adjustment to the Base Merger Consideration.

2.6    Withholding Taxes. The Company, the Exchange Agent, Acquiror, the First Step Surviving Corporation, the Surviving Entity and each of their Affiliates and Representatives (each a “Withholding Agent”) are entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any provision of Tax Law or under any Laws or Orders, and to be provided any necessary Tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8; provided, however, that (a) the applicable Withholding Agent, other than in the case of compensatory amounts subject to payroll reporting and withholding, will use commercially reasonable efforts to notify the Securityholder Representative and such Persons of any amounts otherwise payable to such Persons that it intends to deduct and withhold at least five (5) Business Days prior to withholding such amounts and (b) the applicable Withholding Agent will timely pay such deducted and withheld amount to the appropriate Taxing Authority. To the extent such amounts are so deducted or withheld pursuant to the preceding sentence, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. In the case of deliveries of Acquiror Common Stock, any such withholding shall be effected and withheld from the cash payable pursuant to this Agreement. Notwithstanding anything else to the contrary in this Agreement, all compensatory amounts subject to payroll reporting or withholding payable pursuant to or as contemplated by this Agreement shall be payable to the applicable Person through the Company’s payroll (or the payroll of a Group Company, as applicable) in accordance with applicable payroll procedures.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Letter delivered by the Company to Acquiror on the Agreement Date (the “Disclosure Letter”) in accordance with Section 11.2, the Company hereby represents and warrants to Acquiror and the Merger Subs, with respect to the Company and its Subsidiaries as follows:

3.1    Organization and Good Standing.

(a)    The Company is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each Subsidiary of the Company is a corporation, partnership, limited liability company or other business entity, as the case may be, duly organized, validly existing and in good standing (or the equivalent thereof) under the laws of its respective jurisdiction of formation, except where the failure to be so organized, validly existing and in good standing (or the equivalent thereof) would not have a Material Adverse Effect. Each Group Company has the requisite corporate, partnership, limited liability company or other applicable power and authority to own, lease and operate its assets and properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Material Adverse Effect. Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof) in each jurisdiction in which the property owned, leased or operated by such Group Company, or the nature of the business conducted by such Group Company, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Material Adverse Effect.

(b)     True, correct and complete copies of the Governing Documents of the Company and each of its Subsidiaries have been Made Available to Acquiror and none of the Company or its Subsidiaries is in violation of any of the provisions of such Governing Documents, except as would not be material to the Group Companies taken as a whole. Since the date of the Governing Documents of the Company and each of its Subsidiaries were Made Available, the board of directors (or the equivalent thereof) of any Group Company has not approved or proposed, nor has any shareholder proposed, any amendment to any of the Governing Documents of the Group Companies.

(c)    Section 3.1(c) of the Disclosure Letter lists the directors and officers of the Company.

3.2    Capitalization.

(a)    The authorized capital stock of the Company consists of (i) 400,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”), of which, 337,255.53 shares are issued and outstanding as of the Agreement Date and (ii) 1,000 shares of undesignated preferred stock, par value $0.01 per share (the “Company Preferred Stock”) none of which are issued and outstanding as of the Agreement Date. As of the Agreement Date, the Company Common Stock consists of 360,000 shares of series A common stock (the “Series A Common Stock”), of which, 337,185.40 shares are issued and outstanding and 40,000 shares of series B common stock (the “Series B Common Stock”), 70.13 of which are issued and outstanding.

(b)    As of the Agreement Date, the shares of Company Capital Stock are held by the Persons and in the amounts set forth in Section 3.2(b) of the Disclosure Letter which further sets forth with respect to each such Person (i) the name of such Person and the number of shares held and (ii) the class and series of such shares. Other than the shares of Company Capital Stock set forth in Section 3.2(b) of the Disclosure Letter, the Company has no other shares authorized, issued or outstanding. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and not subject to outstanding subscriptions, preemptive rights, rights of first refusal or “put” or “call” rights or other Liens (other than Permitted Liens), except, in each case, as set forth in the Governing Documents of the Company. The Company Capital Stock and other Company Securities and the Equity Interests in any Group Company have been issued in material compliance with all applicable state and federal securities Laws and not in violation of any preemptive rights, rights of first refusal or similar right. No outstanding shares of Company Capital Stock are represented by physical stock certificates.

(c)    Except for the Plan, the Company does not sponsor or maintain any stock option plan or any other plan or Contract providing for equity-related compensation to any Person (whether payable in shares, cash or otherwise). The Plan has been duly authorized, approved and adopted by the Company’s Board of Directors and the Stockholders and is in full force and effect. The Company has reserved 37,473 shares of Company Common Stock for issuance to employees and directors of, and consultants to, the Company upon the issuance of stock or the exercise of options granted under the Plan, of which 29,932 shares are issuable, as of the Agreement Date, upon the exercise of outstanding, unexercised options granted under the Plan, 0 shares have been issued upon the exercise of options and remain outstanding as of the Agreement Date and 7,541 shares remain available for future grant. Section 3.2(c) of the Disclosure Letter sets forth, as of the Agreement Date, for each outstanding Company Option, the (1) name of the Optionholder thereof, (2) whether such Optionholder is an Employee, (3) the grant date thereof, (4) whether such Company Option was granted pursuant to the Plan, (5) the vesting schedule (including all acceleration provisions) applicable to such Company Option and to the extent to which such Company Option will be a Vested Company Option or an Unvested Company Option (assuming that the transactions in this Agreement are consummated and assuming that all holders of Company Options as of the Agreement Date continue in service through the Closing Date and do not exercise any Company Options), and (7) the exercise price per share and the number, class and series of shares of Company Capital Stock underlying such Company Option to date, and (8) whether such Company Option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code. The terms of the Plan and the applicable agreements for each Company Option permit the treatment of Company Options described in this Agreement, without the consent or approval of the holders of such securities or the Stockholders (other than the Requisite Stockholder Approval).

(d)    Except for the shares of Company Capital Stock and the Company Options set forth on Section 3.2(b) and Section 3.2(c) of the Disclosure Letter, (A) there are no commitments (whether or not binding) to issue, grant, sell, repurchase or redeem, or amend any Company Securities or Equity Interests in any Group Company, (B) there are no outstanding or authorized stock appreciation rights, phantom equity interests, profit participation, contingent value rights or other similar rights to which any Group Company is a party or may be bound requiring the issuance of sale of any security interest in any Group Company (whether payable in Company Securities, cash or otherwise), and (C) no Equity Interests of any Group Company are reserved for issuance for any such purpose described in (A) and (B) above (other than shares of Company Capital Stock reserved in respect of outstanding Company Options). Except as contemplated hereby or as set forth in the Governing Documents, there are no voting trusts, proxies, or other Contracts with respect to the voting shares of the Company, and there are no Contracts to which the Company is a party relating to the registration, sale or transfer (including Contracts relating to rights of first refusal, right of first offer, co-sale rights or “drag-along” rights) of any Equity Interests of any Group Company. The Company owns, directly or indirectly, all of the Equity Interests of each Group Company (other than the Company), and no Group Company owns any Equity Interests of any Person that is not a Subsidiary.

(e)    Other than as set forth on Section 3.2(e) of the Disclosure Letter, the Company has no outstanding Indebtedness of the type described in clauses (a), (b) or (e) of the definition thereof (“Funded Indebtedness”). The Company has Made Available a true, correct and complete copy of each Contract or other instrument evidencing the Funded Indebtedness of the Company. With respect to each such item of Funded Indebtedness, the Company is not in default and no payments are past due. There are no outstanding loans or Indebtedness involving, on the one hand, the Company and on the other hand, any of the Securityholders.

3.3    Authority and Enforceability. The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is or will be a party and to consummate the Mergers and the other transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the Mergers and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company (including the unanimous approval of the board of directors of the Company) and no further corporate action, including action or consent by the Stockholders or other Securityholders, is required on the part of the Company to authorize this Agreement and any Related Agreements to which the Company is a party or to consummate the Mergers or any other transactions contemplated hereby and thereby, other than the adoption of this Agreement and approval of the Mergers by the Stockholders who hold at least a majority of the outstanding shares of Company Capital Stock, voting together as a class on an as-converted to Company Common Stock basis, (the “Requisite Stockholder Approval”).

(b)    This Agreement and each of the Related Agreements to which the Company is a party have been or will be (as applicable) duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute or will constitute (as applicable) the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, except to the extent that enforceability may be limited by Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium, the relief of debtors and enforcement of creditors’ rights in general and subject to general principles of equity (the “Enforceability Laws”).

3.4    Financial Statements.

(a)    Section 3.4 of the Disclosure Letter sets forth the Company’s (i) audited consolidated balance sheet as of December 31, 2025 (the “Latest Balance Sheet Date”) and the related consolidated statements of operations, cash flows, and stockholders’ equity for the twelve (12) month period then ended (the “Audited Year-End Financials”) and (ii) the unaudited consolidated balance sheet as of March 31, 2026, and the related unaudited consolidated statements of operations, cash flows, and stockholders’ equity for the three (3) month period then ended (together with the Audited Year-End Financials, the “Financials”). The Financials have been prepared in accordance with GAAP and are derived from and consistent with the books and records of the Group Companies and present fairly in all material respects the Company’s consolidated financial condition, operating results and cash flows as of and for the periods indicated therein, except as may be indicated in the notes thereto and except, in the case of unaudited Financials, for the absence of footnotes and subject to year-end adjustments and reclassifications in accordance with GAAP. The Company’s unaudited consolidated balance sheet included in the Audited Year-End Financials is referred to hereinafter as the “Current Balance Sheet.”

(b)    The Company and its Subsidiaries have a system of internal accounting controls designed to provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, and (ii) all transactions are recorded as necessary to permit the accurate preparation of financial statements in accordance with GAAP. There has not been during the periods covered by the Financials (A) any significant deficiency or weakness in any system of internal accounting controls used by the Company and its Subsidiaries that resulted in the withdrawal of any audit opinion by their independent auditors with respect to the Audited Year-End Financials or any restatement of the Financials, (B) to the Company’s Knowledge, any fraud or other wrongdoing that involves any of the management or other employees of the Company and its Subsidiaries who have a role in the preparation of financial statements or the internal accounting controls used by the Company and its Subsidiaries, or (C) any written or, to the Company’s Knowledge, other claim or allegation regarding any of the foregoing.

(c)    Except as would not be material to the Group Companies taken as a whole, all accounts receivable of the Company and its Subsidiaries (i) are reflected in their books and records and, to the extent arising prior to the Latest Balance Sheet Date, in the Audited Year-End Financials, in accordance with GAAP consistently applied, and (ii) represent valid and enforceable obligations arising out of bona fide sales actually made or services actually performed in the ordinary course of business and are not subject to any defenses, credits, setoffs or counterclaims outside of the ordinary course of business.

3.5    No Undisclosed Liabilities. The Company does not have any Liabilities, whether or not of a type required to be recorded on a consolidated balance sheet of the Group Companies prepared in accordance with GAAP, except for those which (a) have been accrued or reserved against in the Current Balance Sheet, (b) have been incurred in the ordinary course of business since the Latest Balance Sheet Date (none of which results from a breach or violation of any Contract or Law), (c) are incurred in connection with this Agreement or the transactions contemplated hereby or (d) would not have a Material Adverse Effect.

3.6    Consents and Approvals; No Violations. Assuming the truth and accuracy of the representations and warranties of Acquiror set forth in Section 4.5, no notice to, filing with, or authorization, consent or approval of any Governmental Entity is necessary for the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (a) compliance with and filings under the HSR Act, (b) those the failure of which to obtain or make would not be material to the Group Companies, taken as a whole, and (c) those that may be required solely by reason of Acquiror’s (as opposed to any other third party’s) participation in the transactions contemplated hereby. Neither the execution and delivery of this Agreement nor the performance by the Company of its obligations hereunder (i) conflict with the Company’s or any of its Subsidiaries’ Governing Documents or (ii) (A) result in a violation or breach of, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment, amendment, modification or acceleration) under any Contracts except as, with respect to Contracts that are not Material Contracts, would not be material to the Group Companies taken as a whole, (B) contravene any Law or Order or (C) except as contemplated by this Agreement or with respect to Permitted Liens, result in the creation of any Liens upon any of the material assets or properties of any Group Company.

3.7    Material Contracts.

(a)    Except for any Company Employee Plan or International Employee Plan as of the date hereof, no Group Company is party to or bound by any of the following (collectively with the Material Leases, “Material Contracts”):

(i)    any Contract with a Top Customer or Top Vendor pursuant to which material payments are to be made or received by a Group Company or material payment obligations of a Group Company remain outstanding as of the date of this Agreement;

(ii)    any Contract (A) relating to the disposition or acquisition of assets by a Group Company; or (B) pursuant to which any Group Company will acquire or dispose of any material ownership interest in any other Person or other business enterprise, in each case of clauses (A) and (B), with outstanding payment obligations of greater than $1,000,000;

(iii)    any Contract relating to the acquisition, use, licensing-in, or sublicensing-in of any third-party Intellectual Property Rights, other than (A) non‐exclusive licenses of commercially available Software with annual aggregate payments by a Group Company of less than $350,000 per year, (B) non‐disclosure agreements, and employee and independent contractor Intellectual Property Rights assignment agreements, in each case that are entered into in the ordinary course of business, and such agreements with employees, substantially on the Company’s standard form agreements and (C) Open Source Software licenses;

(iv)    any Contract pursuant to which the Group Companies grant to a third party a license under Owned Intellectual Property Rights, other than (A) non-exclusive licenses granted to customers, vendors or service providers of the Group Companies in the ordinary course of business, and (B) non-exclusive licenses granted to contractors solely for the purpose of the provision of services for the benefit of the Group Companies in the ordinary course of business;

(v)    any Contract (A) including covenants by any Group Company not to compete in any line of business or geographic area, (B) containing any provision with respect to exclusivity (other than licenses from customers in the ordinary course of business), or (C) restricting the right of the Company or its Subsidiaries to sell to or purchase from any Person, or that grants the other party or any third person “most favored nation” status;

(vi)    any Contract pursuant to which any Group Company is restricted from using, registering or enforcing any Owned Intellectual Property Rights in any material respect (including co-existence agreements, settlement agreements and covenant not to sue agreements);

(vii)    any Contract involving the settlement, conciliation or similar agreement of any Action with respect to which any Group Company owes any material unpaid amount or has any other material outstanding obligation;

(viii)    any Contracts with a Governmental Entity;

(ix)    any joint venture or partnership agreement or other agreement which involves a sharing of revenues, profits, losses, costs or liabilities by the Company or its Subsidiaries with any other Person;

(x)    any contract relating to the borrowing or lending of more than $500,000 of money or to mortgaging, pledging or otherwise placing or granting a Lien (other than a Permitted Lien) on any portion of the assets of the Company or its Subsidiaries;

(xi)    any agency, dealer, distributor, sales representative, marketing or other similar contract, in each case that is material to the Group Companies, taken as a whole; or

(xii)    any Contract under which a Group Company is bound that, following the execution and delivery of this Agreement, would or would purport to: (A) have Acquiror or any of its Affiliates (other than the Group Companies) grant or be bound by, any exclusive rights, noncompetition rights, rights of first refusal, rights of first negotiation or similar rights; or (B) require Acquiror or any of its Affiliates (other than the Group Companies) grant any license under Intellectual Property Rights.

(b)    Each Material Contract listed or required to be listed on Section 3.6 of the Disclosure Letter is a legal, valid and binding obligation of the applicable Group Company that is party thereto and enforceable in accordance with its terms against the Company or such Subsidiary and, to the Company’s Knowledge, each other party thereto. The Company has made available to Acquiror true, complete and correct copies of all Material Contracts. No Group Company (with or without notice or passage of time or both) is or has, in any material respect, violated or breached, or committed any default under, any Material Contract nor have the Group Companies received any notice of default or breach under or intention to terminate or materially alter the terms of any Material Contract in a manner adverse to the Group Companies. To the Company’s Knowledge, no other Person has materially violated or breached, or committed any material default under, any Material Contract. There are no material outstanding claims under any Material Contract other than obligations under executory Material Contracts pursuant to the terms thereof that are not related to breach or default thereunder.

3.8    Absence of Changes.

(a)    During the period beginning on the Latest Balance Sheet Date, (I) there has not been a Material Adverse Effect, (II) the business of the Company and each of its Subsidiaries has been conducted, in all material respects, in the ordinary course of business (other than actions expressly contemplated by this Agreement) and (III) none of the Group Companies has:

(i)    (A) effected any recapitalization, reclassification, adjustment, equity split or combination or like change in its capitalization, (B) declared, authorized, set aside for payment or paid any dividend on, or made any other distribution in respect of, any of its Equity Interests, other than dividends or distributions in cash or dividends or distributions by any Subsidiary of the Company to the Company or any wholly-owned Subsidiary of the Company or (C) reincorporated or changed its form of legal entity, in each case material to the Group Companies as a whole;

(ii)    transferred or issued to any Person (other than the Company or another of its Subsidiaries) any Equity Interests of any of the Company’s Subsidiaries or issued any Equity Interests of the Company (other than issuances upon the exercise of stock options outstanding as of the date hereof pursuant to their terms in place as of such date);

(iii)    redeemed, purchased or otherwise acquired any of its Equity Interests (other than redemptions or repurchase of Equity Interests pursuant to and in accordance with the terms of any Company Employee Plan or International Employee Plan);

(iv)    subjected any material portion of its properties or assets to any material lien, except for Permitted Liens;

(v)    sold, assigned or transferred any material portion of its tangible assets, except in the ordinary course of business or sales of obsolete assets or assets with de minimis or no book value;

(vi)    sold, licensed, assigned, transferred, encumbered, abandoned, or otherwise disposed of any Owned Intellectual Property Rights, except for non-exclusive licenses granted to customers, vendors or service providers of the Group Companies in the ordinary course of business;

(vii)    disclosed any material trade secret or material confidential information included in the Owned Intellectual Property Rights to any third party other than to a third party who is under reasonable confidentiality obligations that require such third party to protect the confidentiality of such information for the benefit of the Group Companies;

(viii)    made any capital investment in, any capital expenditure or any loan to, any other Person, in each case, in excess of $500,000, except in the ordinary course of business, consistent with the capital expenditure budget of the Group Companies or pursuant to any existing Contract;

(ix)    materially amended or authorized the amendment of its organizational documents;

(x)    merged into, consolidated with, or sold a substantial part of its assets to any other Person, made any acquisition of any capital stock or business of any other Person (whether by merger, stock or asset purchase or otherwise), or permitted any other Person to be merged or consolidated with it;

(xi)    commenced or initiated any Action, or settled any Action pending or threatened against any Group Company if (i) the amount payable in connection therewith, or the value of such right, would reasonably be expected to exceed $250,000 or $2,000,000 in the aggregate or (ii) it would reasonably be expected to impose material nonmonetary obligations on any member of the Group Companies;

(xii)    (A) materially amended or modified, terminated or waived, or released, allowed to lapse or expire, or relinquished any right under any Material Contract, Material Lease or material insurance policy, (B) except in the ordinary course of business, entered into any Material Contract, (C) entered into any Material Contract of the type described in clause (ii)(A) of Section 3.6 or in clauses (ii), (iv), (v), (vi), (ix) or (xii) of Section 3.7 or (D) entered into any Contract or arrangement of the type described in Section 3.18;

(xiii)    taken any action or failed to take any action that would reasonably be expected to have the effect of (A) accelerating the collection of, or discounting, accounts receivable outside the ordinary course of business or (B) delaying or postponing the payment of accounts payable or other liabilities outside the ordinary course of business;

(xiv)    adopted a plan or agreement of complete or partial liquidation or dissolution;

(xv)    incurred, assumed or guaranteed any indebtedness for borrowed money or any capitalized lease obligations (including intercompany indebtedness between a Foreign Group Company, on the one hand, and a U.S. Group Company, on the other hand) other than intercompany indebtedness among the Company and the Company’s U.S. Subsidiaries;

(xvi)    changed material accounting, cash management or working capital methods or principles in any material respect, except as required by GAAP;

(xvii)    (A) negotiated, entered into, amended or extended any contract with a Union or (B) taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 or would otherwise trigger notice requirements under any similar state or local plant closing notice Law;

(xviii)    except as otherwise required by Law or required by the terms of any Company Employee Plan or International Employee Plan: (A) increased the compensation or benefits provided or to be provided, under any Company Employee Plan, International Employee Plan or otherwise, to any current or former employee or other individual service provider whose annual base compensation exceeds (or did exceed) $200,000 or increased the compensation or benefits provided or to be provided to any other current or former employee or other individual service provider outside of the ordinary course of business; (B) hired, engaged or terminated (without cause) the employment or engagement of any current or former employee or other individual service provider whose annual base compensation exceeds (or did exceed) $200,000; (C) granted any change in control or retention bonus, severance or termination pay or benefit to any current or former employee or other individual service provider; (D) established, adopted, entered into, materially amended, or committed to take any of the foregoing actions with respect to, any material Company Employee Plan or International Employee Plan, or take any action to accelerate the time of payment, vesting or funding of any compensation or benefits under any material Company Employee Plan or International Employee Plan (including any plan or arrangement that would be a material Company Employee Plan or International Employee Plan if it was in effect on the date hereof) or (E) made any broad based changes to employee compensation, in each case, other than in connection with periodic benefit renewals in the ordinary course of business; or

(xix)    agreed to any of the foregoing.

3.9    Litigation. Since the Look Back Date, there has been no, and there is no Action pending or, to the Company’s Knowledge, threatened in writing against or affecting any Group Company which, if determined adverse to the Group Companies, would be material to the Group Companies taken as whole. No Group Company (i) has entered any settlement agreements or similar written agreements with any Governmental Entity with outstanding obligations or (ii) is subject to any outstanding Order, writ, injunction, judgments, stipulations, determinations, awards or decrees by any Governmental Entity.

3.10    Compliance with Applicable Law. The Group Companies hold and since the Look Back Date have held all permits, licenses, approvals, certificates, consents and other authorizations of and from all, and have made all declarations and filings with, Governmental Entities necessary for the conduct of their respective businesses as currently conducted, except for failures to hold such permits, licenses, approvals, certificates and authorizations which would not be, individually or in the aggregate, material to the Group Companies, taken as a whole (each, a “Material Permit”). The business of the Group Companies is operated in compliance with all applicable Laws, rules, regulations, codes, ordinances, and applicable Orders of all Governmental Entities, except for instances of noncompliance that would not be, individually or in the aggregate, material to the Group Companies, taken as a whole. Since the Look Back Date, (i) neither the Company nor any of its Subsidiaries (A) has received or entered into any Orders, citations, complaints, consent Orders, compliance schedules or other similar enforcement Orders from or with any Governmental Entity or (B) has received any other written notice that indicates material non-compliance with any applicable Laws and (ii) no formal or informal Action related to the Company or any of its Subsidiaries is being conducted by any Governmental Entity, and, to the Company’s Knowledge, no such Action, investigation or review is scheduled, pending or threatened, in each case, material to the Group Companies, taken as a whole. None of the Company nor any of its Subsidiaries has received written notice or, to the Company’s Knowledge, other notice from any Governmental Entity that it has taken or intends to take, action to suspend, revoke, terminate, place on probation, restrict, limit, modify or not renew any Material Permit.

3.11    Employee Plans.

(a)    Section 3.11(a) of the Disclosure Letter lists all material Company Employee Plans, by jurisdiction. The Group Companies have delivered to Acquiror a true and complete copy of the following documents, to the extent that they are applicable, with respect to each material Company Employee Plan: (i) correct and complete copies of all documents embodying each Company Employee Plan including all amendments thereto and all related trust documents; (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto) required under ERISA or the Code in connection with each Company Employee Plan; (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (iv) the most recent summary plan description together with the summary(ies) of all modifications thereto required under ERISA with respect to each Company Employee Plan; (iv) all material written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts; (vi) all material and non-routine correspondence to or from the Internal Revenue Service, U.S. Department of Labor or any other governmental agency relating to any Company Employee Plan within the past three years; (vii) all discrimination tests for each Company Employee Plan for the three most recently completed plan years; (viii) the most recent IRS determination, opinion, notification or advisory letters issued with respect to each Company Employee Plan; and (ix) all Forms 1094-C and a sampling of Forms 1095-C from each Group Company for each of calendar years 2021 through 2025. With respect to each material International Employee Plan, the Group Companies have delivered to Acquiror a true and complete copy of the plan documents relating to such Company Employee Plan including all amendments thereto and all related trust documents. Notwithstanding the foregoing, the Group Companies shall not be required to list on Section 3.11(a) or provide any individual offer letters, employment agreements or consulting agreements that can be terminated on notice of thirty (30) days or less without Liability, severance or similar payments or benefits and that are materially consistent with a form provided to Acquiror, or any individual equity award agreements that are materially consistent with a form provided to Acquiror.

(b)    No Company Employee Plan or International Employee Plan provides health or other welfare benefits to former employees of the Company other than health continuation coverage pursuant to COBRA or similar Law.

(c)    Each Company Employee Plan and International Employee Plan has been established, maintained and administered in compliance in all material respects with its terms and conditions and the applicable requirements of ERISA, the Code and any other applicable Laws. No Group Company nor, to the Company’s Knowledge, any other Person, is in material breach of, or material default under, any Company Employee Plan. Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is the subject of a favorable opinion letter from the Internal Revenue Service on the form of such Company Employee Plan and, to the Company’s Knowledge, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Employee Plan or International Employee Plan.

(d)    Other than routine claims for benefits, there is no material Action or claim pending or, to the Company’s Knowledge, threatened against or involving a Company Employee Plan.

(e)    Each Company Employee Plan can be amended, terminated or otherwise discontinued after the First Effective Time in accordance with its terms without material Liability as a result of such amendment, termination or discontinuance to Acquiror or the Group Companies (other than ordinary administration expenses and benefits accrued through the date of amendment, termination or discontinuance and other than resulting from terminations of individual offer letters, employment agreements or consulting agreements or resulting from terminations as required by the terms of this Agreement ).

(f)    Except as would not result in material Liability, all required contributions and premiums under each Company Employee Plan and International Employee Plan have been timely made in accordance with the terms of such Company Employee Plan and International Employee Plan and all applicable Laws or, to the extent not yet due have been made or properly accrued, to the extent required to be accrued under GAAP.

(g)    No Group Company sponsors, maintains, contributes to or has an obligation to contribute to or has any actual or contingent Liability (including as a result of being treated as a single employer with any other Person under Section 414 of the Code) with respect to any (i) plan subject to Title IV of ERISA, Section 412 of the Code, or Section 302 of ERISA; (ii) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA); (iii) a funded welfare benefit plan within the meaning of Section 419 of the Code; (iv) “multiple employer plan” within the meaning of Section 210 of ERISA or as described in Section 413(c) of the Code; or (v) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(h)    No Group Company maintains, sponsors, participates in or contributes to any self-insured group medical or other material health or welfare benefit plan that provides benefits to Employees (including any such plan pursuant to which a stop-loss policy or contract applies), and no Group Company has ever maintained, established, sponsored, participated in or contributed to any such self-insured plan that provides benefits to Employees (including any such plan pursuant to which a stop-loss policy or contract applies) that would or could be expected to result in material Liability to the Group Companies.

(i)    Except as set forth in Section 3.10(i) of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Mergers or other transactions contemplated under the Agreement (alone or in connection with additional or subsequent events that would not itself result in such action) (i) result in any payment or benefit (including severance, change in control, golden parachute, bonus or otherwise) becoming due from any Group Company to any Employee; (ii) result in any forgiveness of Indebtedness of any Employee by any Group Company; (iii) increase any payments or benefits otherwise payable or to be provided by the Group Companies to any Employee; (iv) result in the acceleration of the time of payment or vesting of any such payments or benefits described above; (v) result in the funding or acceleration of or increase in funding of any Company Employee Plan or International Employee Plan, with respect to any such payments or benefits except as required under Section 411(d)(3); or (vi) limit the rights of any Group Company (or any of their respective successors) to amend, modify, suspend, merge or terminate any Company Employee Plan, International Employee Plan or related trust; or (vii) materially increase the cost to the Group Companies or result in a material Liability of any Employee under any Company Employee Plan.

(j)    To the extent applicable, each International Employee Plan that requires approval by a Governmental Entity to enjoy tax-favored status has been approved by the relevant Governmental Entity, and to the Company’s Knowledge, there has been no event, condition or circumstances that has adversely affected or is reasonably likely to have a material adverse effect on such approved status. No International Employee Plan is a defined benefit pension plan or similar plan. Each International Employee Plan that is required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by such an insurance policy in all material respects, as applicable, based on reasonable and appropriate actuarial assumptions in accordance with applicable accounting principles to the extent required under applicable Law.

(k)    Each Company Employee Plan and International Employee Plan that is a “nonqualified deferred compensation plan” as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code and the regulations and guidance promulgated thereunder, is and has at all times been in compliance in all material respects in form and operation with the applicable requirements of Sections 409A of the Code and the regulations and guidance promulgated thereunder and no material amounts under any such Company Employee Plan are or have been subject to additional Tax set forth under Section 409A of the Code. No stock right of the Company (as defined in Treasury Regulation Section 1.409A-1(l)) granted to a Person subject to U.S. federal income taxes (A) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted; (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights; or (C) has been granted with respect to any stock that is not “service recipient stock” (in each case, within the meaning of applicable regulations under Section 409A).

(l)    There is no agreement, plan, arrangement or other Contract covering any Employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations and guidance promulgated thereunder) that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code or that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code in connection with the transactions contemplated by this Agreement. No Employee or any other “disqualified individual” (as defined in Code Section 280G and the regulations and guidance promulgated thereunder) is entitled to any payment of any tax “gross-up” or similar “make-whole” payments from any Group Company relating to compensatory payments or benefits or for any excise taxes which could become payable under Section 280G of the Code or Section 4999 of the Code.

3.12    Environmental Matters.

(a)    The Group Companies are and have since the Lookback Date been in compliance with all applicable Environmental Laws, except for such noncompliance which would not be material to the Group Companies, taken as a whole.

(b)    The Group Companies maintain and are in compliance with all Material Permits required under appliable Environmental Laws, except where the failure to maintain or comply would not be material to the Group Companies, taken as a whole.

(c)    No Group Company has received since the Look Back Date any currently unresolved written notice of any violation of, or Liability or investigatory, corrective or remedial obligation under, any Environmental Laws, except for such notice the subject matter of which, if determined adversely to any Group Company, would not be material to the Group Companies, taken as a whole.

(d)    The Group Companies have not manufactured, distributed, disposed of, arranged for the disposal of, transported, or released any Hazardous Materials in violation of Environmental Laws or in quantities or concentrations that require remediation by the Group Companies pursuant to Environmental Laws, except as that would not be material to the Group Companies, taken as a whole.

(e)    The Company has Made Available all environmental site assessments, environmental audits and other material environmental documents in the Company’s possession or control relating to the Company and its current or former facilities.

3.13    Intellectual Property; Privacy; Information Security.

(a)    A Group Company (i) owns or has a valid and enforceable license or right to all Intellectual Property Rights that are used in or necessary for the conduct of the business of the Group Companies as currently conducted (all such Intellectual Property Rights, including the Owned Intellectual Property Rights the “Company Intellectual Property Rights”), and (ii) solely and exclusively owns all rights, title and interests in and to all Owned Intellectual Property Rights free and clear of any Liens (other than Permitted Liens). The Group Companies will continue to own, license or have such rights to use all such Intellectual Property Rights immediately following the Closing on substantially similar terms as prior to the Closing.

(b)    Section 3.13(b)(1) of the Disclosure Letter sets forth a list of all Owned Intellectual Property Rights that are Patents, trademark registrations and applications, domain name registrations, and copyright registrations (collectively, “Registered Owned Intellectual Property Rights”), indicating for each item of Registered Owned Intellectual Property Rights the registered owner, registration or application number, filing date, and the applicable filing jurisdiction. The Registered Owned Intellectual Property Rights set forth on Section 3.13(b)(1) of the Disclosure Letter are valid, subsisting and, to the Company’s Knowledge, enforceable. To the Company’s Knowledge, Section 3.13(b)(2) of the Disclosure Letter lists any material actions that must be taken by a Group Company within 90 days after the Closing Date with respect to perfecting, maintaining, or renewing any item of Registered Owned Intellectual Property Rights, including payment of any fees or the filing of any documents, applications, or certificates.

(c)    (i) There is no Action pending, and none of the Group Companies have received any written or, to the Company’s Knowledge, other notice since the Look Back Date from any Person, contesting any Group Company’s use or ownership of any Owned Intellectual Property Rights, or alleging that any Group Company is infringing, misappropriating, or violating, or has infringed, misappropriated, or violated any Intellectual Property Rights of any Person, and (ii) none of the Group Companies have, since the Look Back Date, brought any Action against, or sent any written notice (including by electronic mail) to, any Person alleging infringement, misappropriation or violation of any Owned Intellectual Property Rights.

(d)    (i) None of the operation of the business of any of the Group Companies nor any product or service of any of the Group Companies infringes, misappropriates, violates, or otherwise conflicts with, and since the Look Back Date has not infringed, misappropriated, violated or otherwise conflicted with, any Intellectual Property Rights of any third party; and (ii) to the Company’s Knowledge, no third party has since the Look Back Date infringed upon, misappropriated, violated or otherwise conflicted with any Owned Intellectual Property Rights.

(e)    The Group Companies have not used any Open Source Software in a manner that would (i) require a Group Company to disclose or deliver, license or otherwise make available any Owned Intellectual Property Rights or distribute, deliver, or otherwise make available any Company Technology, in each case, at no cost or for a nominal fee, (ii) limit the Group Companies’ freedom to seek full compensation in connection with the marketing, licensing or distribution of any of the Company Software or any Software developed by a Group Company for or on behalf of a customer, or (iii) allow a third party to decompile, disassemble or otherwise reverse engineer any Company Software.

(f)    The Group Companies have implemented and currently maintain commercially reasonable practices to protect the confidentiality of any confidential information or trade secrets disclosed to, owned or possessed by them. The Group Companies are not in breach of and have not breached any obligations or undertakings of confidentiality which they owe or have owed to any third party. All founders and current and former employees, independent contractors and consultants of any Group Company who contributed to or developed any Owned Intellectual Property Rights, for or on behalf of the Company have executed written agreements that assign to a Group Company all of such Person’s respective rights in such Owned Intellectual Property Rights, or a Group Company otherwise solely and exclusively owns such Intellectual Property Rights by operation of law. There is no actual written or, to the Company’s Knowledge, threatened, claim by any Person, including any founder, or former or current employee, independent contractor, or consultant of any Group Company, asserting that such founder, employee, independent contractor, or consultant has any ownership or other right or interest in any Owned Intellectual Property Rights.

(g)    No Source Code for any Company Software has been disclosed, delivered, licensed or made available to any escrow agent or other third party who was not, as of the time thereof, an employee or contractor of the Group Companies and subject to standard confidentiality obligations, and no event has occurred that will result in the delivery, license or disclosure of any Source Code , for any Company Software to any Person who is not, as of the date hereof, an employee or contractor of the Group Companies, other than to customers of any Group Companies pursuant to non-exclusive licenses between such customer and a Group Company solely for purposes of developing integrations to the Company Software. The Group Companies have the right to use all software development tools, library functions, compilers and other Software that is required to operate, modify, distribute and support the Company Software. Neither the Company Software or, to the Company’s Knowledge, any Software developed by a Group Company for or on behalf of a customer contain any viruses, bugs, vulnerabilities, faults or other disabling code that could, in all cases, as developed or provided by the Company and without combination or interaction with any Software or Systems not provided or authorized by any Group Company, and without modification to such Software by any Group Company customer (i) significantly disrupt or adversely affect the functionality or integrity of the Company Software, or any Software or Systems of any customer of a Group Company or end user of the Company Software or (ii) enable or assist any Person to access without authorization any Software or Systems of any customer of a Group Company or end user of Company Software or to maliciously disable, maliciously encrypt or erase any Software, hardware or data.

(h)    Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, no Group Company is or has ever been a member or promoter of, or a contributor to, any industry standards body or standard setting organization or any similar organization that requires or obligates any Group Company to grant or offer to any other Person any license or right to any Owned Intellectual Property Rights. Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, none of the Patents included in the Owned Intellectual Property Rights are subject to any declaration that obligates any Group Company to grant a license, covenant not to sue, immunity or other right under any Owned Intellectual Property Right on reasonable and non-discriminatory (RAND) or fair reasonable and non-discriminatory (FRAND) terms. Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, no Group Company has declared any Patent included in the Owned Intellectual Property Rights essential to any industry standards body, standard setting organization or any similar organization. Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, none of the Patents included in the Owned Intellectual Property Rights are subject to any contractual obligations to any patent pool that would limit or restrict the licensing or assertion of such Patent.

(i)    The Group Companies (i) lawfully own, lease or license all Company Systems and such Company Systems are reasonably sufficient for the needs of the Group Companies, and (ii) will continue to have such rights immediately after the Closing on substantially similar terms as prior to the Closing. The Company Systems do not contain any viruses, bugs, vulnerabilities, faults or other disabling code that could (A) significantly disrupt or adversely affect the functionality or integrity of any Company System or (B) to the Company’s Knowledge, enable or assist any Person to access without authorization any Company System or to maliciously disable, maliciously encrypt or erase any Company System or data contained therein. Since the Look Back Date, there has been no failure or other substandard performance of any Company System that has caused a material disruption to the Group Companies’ businesses. The Group Companies maintain commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities. The Group Companies are not in material breach of any of their contracts relating to Company Systems. Since the Look Back Date, the Group Companies have not been subjected to an audit of any kind in connection with any contract pursuant to which they use any third-party Company System, nor received any notice of intent to conduct such audit.

(j)     (i) No funding and no facilities of any Governmental Entity, university, college, other educational institution or research center were used in the development of any Owned Intellectual Property Rights, and (ii) no Governmental Entity or any university, college, other educational institution or research center owns, has any rights in or to, or has any option to gain any rights in or to any Owned Intellectual Property Rights.

(k)    Except as would not reasonably be expected to result in material Liability, none of the execution, delivery or performance of this Agreement by a party, or the consummation of any of the transactions contemplated by this Agreement will, in each case pursuant to Contracts of any Group Company, result in: (i) a loss of, or Lien (other than Permitted Liens) on, any material Owned Intellectual Property Rights; (ii) Acquiror or any of its Affiliates, or a Group Company, becoming bound by or subject to any noncompete or other restriction on the operation or scope of their respective businesses; (iii) Acquiror or any of its Affiliates, or a Group Company, granting any other Person any license under Intellectual Property Rights owned by the Acquiror or any of its Affiliates, or losing or becoming subject to any restriction or limitation on a material license to any Intellectual Property Rights owned or controlled by any other Person, or (iv) any material increase in royalties or other payments due from a Group Company.

(l)    The Group Companies have: (i) complied in all material respects with all applicable Law governing the use or provision of any AI Technology; and (ii) not used any AI Technology in a manner that materially adversely affects the ownership, validity, enforceability, registrability, or patentability of any material Owned Intellectual Property Rights.

(m)    The Group Companies and, to the Company’s Knowledge, all third parties Processing Company Data for the Group Companies, comply and at all times since the Lookback Date have complied, in all material respects, with all applicable Data Processing Obligations. The Group Companies provide and since the Look Back Date have provided all notices and obtained and maintained all consents, rights, permissions and authorizations, in all material respects, required under Data Processing Obligations to Process Company Data as Processed by or for any Group Company. No disclosure contained in any published or external-facing Data Processing Policy is or has been inaccurate, misleading, or deceptive in any material respect (including containing any material omission).

(n)    The Group Companies have taken commercially reasonable measures and have implemented controls, including policies and procedures, designed to promote compliance with Data Processing Obligations and to protect and maintain the privacy and security of Company Data.

(o)    The Group Companies have not suffered any material: (i) known or reasonably suspected Security Breaches, unauthorized Processing of Company Data, or other compromises of the privacy, confidentiality, or security of Company Data; or (ii) data security breaches, loss of data, unauthorized access or unauthorized use of any Group Company’s networks or systems or other incident that involves a material compromise of the privacy, confidentiality, or security of Company Data. There is no, and has not been any, Action pending or threatened in writing (or, to the Company’s Knowledge, orally) against or involving any Group Company, or to the Company’s Knowledge, any of their customers (in the case of customers, to the extent relating to the Group Companies) by any Governmental Entity or other Person relating to (i) the Processing of Company Data, privacy, data protection, or security (including any Security Breach), (ii) the confidentiality, availability, or integrity of any Company System or Company Data, or (iii) any alleged violation of any Data Processing Obligation. Since the Look Back Date, none of the Group Companies have (i) provided notices, or have been required by any Data Processing Obligations to provide any notices, to any Person or Governmental Entities in connection with a Security Breach or actual or potential breach of any Data Processing Obligation or (ii) received any written notice or complaint from any third party or any Governmental Entity in connection with a Security Breach or actual or potential breach of any Data Processing Obligation.

(p)    The Group Companies have implemented, and maintained a written information security program comprising commercially reasonable safeguards and procedures designed to protect, preserve, and maintain the performance, confidentiality, integrity, availability, and security of (i) the Company Systems and (ii) Company Data that is consistent in all material respects with commercially reasonable practices in the industry in which the Group Companies operate and applicable Data Processing Obligations. The Group Companies have taken commercially reasonable steps, consistent with standard industry practices and applicable Data Processing Obligations, to monitor and protect against any Security Breaches. The Group Companies have remediated, in all material respects, all material privacy, data protection, and security gaps and vulnerabilities identified by or to any Group Company.

(q)    The Group Companies engage in commercially reasonable due diligence in respect of the security and privacy programs of its service providers or other third parties who Process Personal Information on behalf of any of the Group Companies and use reasonable efforts to monitor such service providers or other third parties to verify their compliance with their contractual obligations regarding Personal Information.

(r)    None of the Group Companies have Processed Personal Information in any material respect for use in the development or training of artificial intelligence systems.

(s)    Neither the execution or delivery of this Agreement or any Related Agreement, nor the consummation of the transactions contemplated hereby, including the transfer of Company Data in connection therewith, and thereby will result in any breach or violation, in any material respect, of any applicable Data Processing Obligation.

3.14    Labor Matters.

(a)    An accurate and complete list as of the Agreement Date of all current employees of the Group Companies has been Made Available, including (i) the name (or identification number) , (ii) title, (iii) date of hire, (iv) full-time or part-time employee status, (v) primary work location, (vi) visa status, if applicable, (vii) annual salary, or hourly wage for hourly employees, and (viii) exempt or non-exempt classification under the Fair Labor Standards Act and applicable state and local Laws, (ix) any commission and bonus opportunities (target), (x) leave status and applicable return to work date (if known) and (xi) employing entity. The Group Companies have also Made Available with respect to all current employees of the Group Companies: (i) accrued but unpaid vacation or other applicable paid time off balances as of March 31, 2026, (ii) any severance or similar termination payment (in cash or otherwise) to which any such employee would be entitled to the extent it exceeds the minimum severance or termination payment amount under applicable Law, and (iii) prior notice period required in the event of termination to the extent it exceeds the minimum required notice period under applicable Law. The Company has not entered into any binding promise or agreement to amend any of the terms referenced in the above list.

(b)    An accurate and complete list as of the Agreement Date has been Made Available of all Persons that have a current contracting, consulting, worker, advisory, or similar non-employee relationship with the Group Companies, including, for each such Person (i) the name (or identification number) of such service provider (ii) notice period for termination (if applicable), (iii) a description of services provided, (iv) any pay arrangement or other compensation for services, (v) the primary location of services, and (v) the entity which has retained such service provider an accurate and complete copy of each material Contract with each such service provider.

(c)    No Group Company is bound by any collective bargaining agreement or other contract, understanding, or arrangement or agreement with any labor union, trade union, works council, or any other labor-relations entity (each, a “Union”), and no such contract or agreement is currently being negotiated. No Union or group of Employees has made any demand or petition for recognition of a collective bargaining representative with respect to any Employees of the Group Companies. There are no labor strikes, concerted work stoppages, slowdowns, lockouts, handbilling, unfair labor practice charges, walkouts, or other labor disruptions or activities pending or threatened in writing, against any Group Company with respect to any of its Employees. No Union organization or decertification activities or campaigns are in progress with respect to any Employees of any Group Company. Since the Look Back Date, no Group Company has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or other applicable Law. Except as required by applicable Law, no notice, consent or consultation obligations with respect to any Employees of any Group Company, or any Union, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

(d)    The Group Companies are, and since the Look Back Date have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices and terms and conditions of employment, including, without limitation, Laws relating to discrimination, disability, fair labor standards, workers compensation, wrongful discharge, immigration, occupational safety and health, family and medical leave, wages and hours (including overtime wages), worker classification, equal opportunity, pay equity, meal and rest periods, and employee terminations, and in each case, with respect to any current or former Employee, as applicable and in all material respects: (i) has withheld and reported all amounts required by Laws or by agreement to be withheld and reported with respect to wages, salaries and other payments to any Employees, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment required to have been paid to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for any Employees (other than routine payments to be made in the normal course of business and consistent with past practice). The services provided by each of the Company’s U.S. employees are terminable at the will of the Company, as applicable. The Group Companies have no material Liability with respect to any misclassification of (x) any Person as an independent contractor rather than as an employee; (y) any Employee leased from another employer; or (z) any Employee currently or formerly classified as exempt from overtime wages.

(e)    There is not, and in the past three years there has not been, any Action pending (or, to the Company’s Knowledge, threatened) (i) by or before any Governmental Entity with respect to any Group Company concerning employment-related matters or (ii) against or affecting any Group Company brought by any current or former employee, applicant, or independent contractor (or other non-employee service provider) (with respect to their employment or engagement by the Group Companies).

(f)    No current executive or other Employee of the Group Companies (i) is employed under a non‐immigrant work visa or other work authorization that is limited in duration, (ii) has given notice of termination of employment (or other service relationship, as applicable) or, to the Company’s Knowledge, otherwise intends to terminate employment (or other service relationship, as applicable) with any Group Company within the 12-month period following the date hereof or (iii) has, since the Look Back Date, been the subject of any sexual or other type of unlawful discrimination, harassment, or similar misconduct allegations with respect to his or her employment (or other service relationship, as applicable) by the Group Companies.

(g)    In the past three years, none of the Group Companies have taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act or any similar state or local law (collectively, “WARN”), issued any notification of a plant closing or mass layoff required by WARN, or incurred any Liability or obligation under WARN that remains unsatisfied.

(h)    To the Company's Knowledge, no current Employees of any Group Company are in breach of any agreements with or other commitments or obligations to any prior employers or other third parties, such as non-competition agreements, non-solicitation agreements, or confidentiality agreements. To the Company’s Knowledge, no Employee of any Group Company is obligated under any contract or agreement with any person or is subject to any judgment, decree, or order of any court or administrative agency that would interfere with such Employee’s efforts to promote the interests of the Group Companies or that would interfere with the business of the Group Companies. Neither the execution nor delivery of this Agreement, nor the carrying on of the business of any Group Company as presently conducted, nor any activity of the Employee in connection with the carrying of the business of any Group Company as presently conducted will result in a material breach of the terms, conditions, or provisions of, or constitute a material default under, any contract or agreement under which any of such Employees is now bound.

3.15    Tax Matters.

(a)    Each Group Company has prepared and duly and timely filed each income Tax Return and any other material Tax Return required to be filed with respect to each Group Company and has timely paid all material amounts of Taxes due and payable by it, including material amounts of Taxes which any Group Company was obligated to withhold, and each Group Company has complied in all material respects with all associated reporting and record keeping requirements with respect to any such withholding obligation.

(b)    Each Group Company has not incurred any material liability for Taxes since the Latest Balance Sheet Date outside of the ordinary course of business.

(c)    No Group Company has ever been audited or subject to an examination, in each case, concerning a material amount of Taxes, which audit or examination has not been fully resolved, or is currently the subject of any Tax audit, dispute, investigation, proceeding, claim or examination, in each case, concerning a material amount of Taxes, and no Group Company has received any written notice that any such action is pending or threatened, which notice has not been resolved or withdrawn.

(d)    No Group Company has waived any statute of limitations in respect of Taxes or consented to extend the time, or is the beneficiary of any extension of time, in each case, beyond the date hereof, in which any material amount of Tax may be assessed or collected by any taxing authority (other than in connection with obtaining automatic extensions of time to file Tax Returns).

(e)    No Group Company has received from any taxing authority any written notice of proposed adjustment, deficiency, underpayment of any Taxes which has not been resolved or withdrawn, in each case, concerning a material amount of Taxes.

(f)    Within the last four (4) years, no written claim has been made by any taxing authority in a jurisdiction where any Group Company does not file Tax Returns that any such Group Company is or may be subject to taxation by, or is required to file Tax Returns with, that jurisdiction, which notice has not been resolved or withdrawn.

(g)    There are no liens with respect to any Taxes (other than Permitted Liens) upon any of the assets of any Group Company.

(h)    No closing agreements, private letter rulings, Tax holidays, technical advice memoranda or similar agreements or rulings related to Taxes have been entered into, issued by or requested from any Governmental Entity with or in respect of a Group Company.

(i)    No Group Company (i) has ever been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return (other than the “affiliated group” as defined in Section 1504(a) of the Code the common parent of which is a Group Company), (ii) is a party to any contractual obligation relating to Tax sharing or Tax allocation (excluding any agreement between or among the Group Companies or entered into in the ordinary course of business, the primary subject matter of which is not Taxes), (iii) has any liability for the Taxes of any other Person (other than another Group Company) by operation of Law (including Treasury Regulations Section 1.1502-6), as a transferee or successor, or by contract (excluding any contract solely between or among the Group Companies or entered into in the ordinary course of business, the primary subject matter of which is not Taxes).

(j)    No Group Company shall be required to include any material item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any (i) change in, or improper use of, any method of accounting for any Pre-Closing Tax Period, other than pursuant to the Section 174A Rules, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, or (iv) prepaid or deferred amount received or accrued prior to the Closing outside of the ordinary course of business.

(k)    No Group Company has (i) an office, fixed place of business, or “permanent establishment” in, is engaged in business in, or is required to file Tax Returns or pay Taxes in, any country outside of its place of formation or (ii) has made any election under Section 965(h) of the Code with respect to any Foreign Group Company.

(l)    Within the past three years, no Group Company has distributed stock or equity of another Person, or has had its stock or equity distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m)    No Group Company has consummated or participated in any transaction which was or is a “tax shelter” transaction defined in Sections 6662 or 6661 of the Code or any similar provision of applicable Law. No Group Company is or has been a party to any “listed transaction,” as defined in Section 6707A of the Code or any similar provision of applicable Income Tax Law;

(n)    Since the Latest Balance Sheet Date, no Group Company has (i) made (outside of the ordinary course of business), changed or revoked any material Tax election, (ii) filed any amendment to any income or other material Tax Return, (iii) changed any annual Tax accounting period, (iv) consented to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than in connection with obtaining automatic extensions of time to file Tax Returns), (v) adopted or changed any Tax accounting method, (vi) settled any audit, assessment, dispute, proceeding or investigation in respect of any amount of Taxes, surrendered any right to claim a material Tax refund, or entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law) or (vii) incurred any material amount of Taxes outside of the ordinary course of business.

(o)    No Group Company has any material amount of liability for any escheat or unclaimed property obligation.

(p)    The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of the relevant transfer pricing Laws. Each of the Company and its Subsidiaries is in material compliance with all transfer pricing Laws in all jurisdictions in which any of them is required to comply with applicable transfer pricing Laws, including Section 482 of the Code and Treasury Regulations promulgated thereunder.

(q)    To the Company’s Knowledge, the value derived by the Company from its Subsidiary organized in the Republic of India does not trigger the indirect transfer provision under applicable Tax Laws in the Republic of India, and the value derived by the Company from Kunshan Company does not trigger the provisions of PN7. The indirect transfer of the Subsidiaries contemplated hereby are undertaken for bona fide commercial purposes. Accordingly, no Tax withholding will be required in connection with the Mergers or other transactions contemplated by this Agreement in connection with the indirect transfer provision under applicable Tax Laws in the Republic of India or PN7.

(r)    Each Group Company is in material compliance with all terms and conditions of any Tax exemption, Tax holiday, Tax concession, agreement or other formal or informal arrangement operated by or agreed with any Tax authority or other Tax reduction Contract or Order.

(s)    Each Group Company has collected all material amounts of sales, use, value-added, goods and services, harmonized sales and other similar indirect Taxes required to be collected, and has remitted such amounts to the appropriate Governmental Entity in compliance in all material respect with all applicable sales, use value-added, goods and services, harmonized sales and other similar indirect Tax Laws (or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents, in each case, in material compliance with all applicable Tax Law) and has filed all Tax Returns required to be filed with respect to such Taxes.

(t)    No Group Company is aware of any facts, or has knowingly taken or agreed to take any action, in each case, that would reasonably be expected to prevent or impede the Mergers from qualification for the Reorganization Treatment, assuming for this purpose that the Continuity of Interest Requirement is met.

3.16    Brokers. No broker, finder, financial advisor or investment banker is entitled to any broker’s, finder’s, financial advisor’s or investment banker’s fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of any Group Company.

3.17    Real Property. No Group Company owns and since the Lookback Date or has ever owned any real property, nor is any Group Company party to any agreement to purchase or sell any real property. Section 3.17 of the Disclosure Letter sets forth (whether as lessee or lessor) a list of all real property currently leased or subleased or licensed by or from any Group Company or otherwise used or occupied by any Group Company (the “Company Facilities”) and all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Company Facilities, including all notices exercising any extension or expansion rights thereunder and amendments, terminations, and modifications thereof (each a “Company Lease”, with those involving remaining annual rent in excess of $500,000, a “Material Lease”). Each Company Lease is valid and binding on the Group Company party thereto, enforceable in accordance with its terms (subject to proper authorization and execution of such Company Lease by the other party thereto and subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), in each case, free and clear of all Liens, except Permitted Liens. With respect to each Company Lease, (i) no Group Company has received written notice of any default under any Company Lease, (ii) the Group Companies’ possession and quiet enjoyment of the leased premises under such Material Lease has not been disturbed, (iii) no Group Company nor, to the Company’s Knowledge, any other party is in material default or breach of such Company Lease, (iv) all rent and other amounts due and payable with respect to the Company Leases have been paid, and there does not exist any event, condition or omission that would constitute such material default or breach or permit the termination, modification or acceleration of rent under such Company Lease, (v) the Group Companies have not subleased, licensed or otherwise granted any Person the right to use or occupy such leased premises or any portion thereof, (vi) none of the Group Companies, in their applicable capacity as lessee, is in material violation of any zoning, building or safety ordinance, requirement or other Law applicable to the operation of the Company Leases, nor has it received any written notice of a violation with which it has not materially complied, (vii) the Company Facilities are in condition reasonably suitable for the conduct of the business as presently conducted therein, (viii) no Group Company could be required to expend more than $10,000 in causing any Company Facilities to comply with the surrender conditions set forth in the applicable Company Lease, (ix) the applicable members of the Group Companies have performed all of their obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and have no continuing liability with respect to such terminated real property leases, (x) no member of the Group Companies is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions, and no such commission is owed with respect to any of the Company Facilities, and (xi) and (xi) to the Company’s Knowledge, each member of the Group Companies expects to be able to continue to have the right to occupy the applicable Company Facilities through the remainder of the term of the applicable Company Lease.

3.18    Transactions with Affiliates. Section 3.18 of the Disclosure Letter sets forth all contracts or arrangements (other than employment agreements, expense reimbursement, indemnification, compensation, employee benefits, equity or incentive equity documents with employees of the Group Companies, Employee Benefit Plans and Governing Documents) between any Group Company, on the one hand, and any Stockholder or any officer, director, manager, senior employee or Affiliate of the Group Companies, on the other hand. None of the Group Companies or their respective Affiliates, directors, officers or employees possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person (other than any Group Company) which is a material client, supplier, customer, lessor, lessee, or competitor of any Group Company; provided, that ownership of five percent or less of any class of securities of a company whose securities are registered under the Securities and Exchange Act of 1934 shall not be deemed to be a financial interest for purposes of this Section 3.18.

3.19    Insurance. Section 3.19 of the Disclosure Letter contains a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by the Company or any of its Subsidiaries as of the date of this Agreement. All such policies are in full force and effect, all amounts due for premiums with respect thereto covering all periods up to an including the Closing Date will have been paid in accordance with their terms, and no notice of cancellation, non-renewal or termination has been received by the Company or any of its Subsidiaries with respect to any such policy. There are, and since the Look Back Date have been, no material claims pending under any such insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights. There are no material claims under existing policies of insurance, or incidents which could give rise to a material claim. At all times, all assets, business interruption risks, and legal liability risks which are normally insured by companies carrying on similar business or owning property of a similar nature have been adequately insured. All requirements to purchase insurance assumed under contract or statutory requirements have been complied with, including requirements to provide and/or retain evidence of such insurance. All statutory inspections of plant and equipment have been carried out. There are no material claims under existing policies of insurance, or incidents which could give rise to a material claim, other than as provided to Acquiror. There have been no claims or events that could give rise to a claim that would be covered under a usual insurance policy, but for which coverage was not purchased.

3.20    Customers; Vendors. Section 3.21 of the Disclosure Letter forth a complete and accurate list of (a) the Top Customers and (b) the Top Vendors. None of the Top Customers or Top Vendors has canceled or terminated their respective Contracts with the Company or notified the Company or any of its Subsidiaries in writing or, to the Company’s Knowledge, orally of any intention to terminate such Contracts, cease to do business with the Company or materially decrease the rate of, or materially and adversely change the terms with respect to, buying products and/or services from, or supplying materials, products, licenses or services to, the Company or its Subsidiaries. There are no outstanding claims (for indemnification or otherwise) against the Company or its Subsidiaries by the Top Customers or Top Vendors.

3.21    Title to Assets. Except as set forth on Section 3.21 of the Disclosure Letter or except as would not reasonably be expected to be material to the Group Companies, taken as a whole, the Company and each of its Subsidiaries owns good, valid, and marketable title to, or hold pursuant to valid and enforceable leases, all of the assets, machines, equipment, properties and interests in the real and personal property, used in the conduct of its business, including those shown to be owned or leased by the Company and each of its Subsidiaries on the Current Balance Sheet or acquired after the Latest Balance Sheet Date, free and clear of all Liens, except for Permitted Liens or except as would not reasonably be expected to be material to the Group Companies, taken as a whole. Such assets and properties include all properties and assets necessary for the conduct of the business of the Company and each of its Subsidiaries after the Closing in substantially the same manner as conducted prior to the Closing except as would not reasonably be expected to be material to the Group Companies, taken as a whole. The tangible assets owned or leased by the Company and each of its Subsidiaries are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are, in all material respects, adequate for the uses to which they are being used.

3.22    Product Warranty. Except as would not result in any material liability to the Group Companies taken as a whole, each Company product has been in conformity with all applicable contractual commitments and all express and implied warranties.

3.23    Not a Covered Outbound Investment. The Company and each of its Subsidiaries either is (i) not a “person of a country of concern”; or (ii) not engaged in any “covered activity,” as these terms are defined in 31 C.F.R. Part 850, as implemented or revised from time to time (the “Outbound Investment Security Program”). The Company and each of its Subsidiaries is not a person that directly or indirectly holds a board seat or a voting or equity interest in, or any contractual power to direct or cause the direction of the management policies of, any “covered foreign person” as defined in the Outbound Investment Security Program.

3.24    Data Security Program. The Company and each of its Subsidiaries is not a “covered person” as defined in Executive Order 14117 and rules and regulations issued thereunder, including 28 C.F.R. Part 202, as implemented or amended from time to time (the “DSP”). Since April 8, 2025, the Company and each of its Subsidiaries has not knowingly engaged in or directed any “covered data transaction” as that term is defined in the DSP, except in compliance with the DSP.

3.25    International Trade and Anti-Corruption Matters.

(a)    Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor, to the Company’s Knowledge, any agent or other third party representative (when acting on behalf of the Company or any of its Subsidiaries), is currently, and since the Look Back Date, has not been: (i) a Sanctioned Person, (ii) engaging in any dealings or transactions with any Sanctioned Person or a country or territory that is the subject of comprehensive restrictive Sanctions Laws from time to time or (iii) otherwise in violation of applicable Sanctions Laws.

(b)    Since the Look Back Date and except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and each Subsidiary have, to the Company’s Knowledge, obtained all export and import licenses, license exceptions, and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, and filings with any Governmental Entity required for (A) the export, import, reexport, and transfer of products, services, software, and technologies and (B) releases of technologies and software to non-U.S. persons located in the United States and abroad ((A) and (B), collectively, “Export/Import Approvals”); (ii) the Company and each Subsidiary are in material compliance with the terms of all applicable Export/Import Approvals; (iii) except in compliance with applicable Law, the Company and each Subsidiary have never, directly or indirectly, sold, exported, reexported, transferred, or provided any products, software, services, or technology to any destination, entity, or person prohibited or restricted under applicable export/import Laws; and (iv) no Export Approvals for the transfer of Export Approvals to Acquiror or the Merger Subs are required.

(c)    Section 3.25(c) of the Disclosure Letter sets forth the true, correct, and complete export control classifications applicable to the products, services, software, and technology of the Company and of its Subsidiaries.

(d)    Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor, to the Company’s Knowledge, any agent or other third party representative (when acting on behalf of the Company or any of its Subsidiaries), has, since the Look Back Date, made any unlawful payment or given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official in violation of any applicable Anti-Corruption Laws.

(e)    Since the Look Back Date, neither the Company nor any of its Subsidiaries has, in connection with or relating to the business of the Company or any of its Subsidiaries received from any Governmental Entity any written notice or inquiry, made any voluntary or involuntary disclosure to a Governmental Entity, conducted any internal investigation or audit, received an allegation or whistleblower complaint, or, to the Company’s Knowledge, been the subject of any other investigations, inquiries, reviews, audits, or allegations, in each case concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws, Sanctions Laws or export/import Laws.

(f)    No officer, director or employee is currently a Governmental Official. None of the Company and its controlled Affiliates (including their officers, directors, employees, or, to the Company’s Knowledge, agents or other Person associated with or acting on their behalf) have since the Look Back Date employed or retained any Governmental Official as a consultant or advisor in connection with the business of the Company or its controlled Affiliates.

(g)    The Company and its controlled Affiliates have established and maintain compliance programs and reasonable internal controls and procedures to promote compliance with Anti-Corruption Laws by the Company and its controlled Affiliates.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquiror hereby represents and warrants to the Company as follows:

4.1    Organization and Standing. Acquiror is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub I is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Merger Sub II is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

4.2    Capitalization. The authorized capital stock of the Acquiror consists of (i) 300,000,000 shares of common stock, par value $0.01 per share (the “Acquiror Common Stock”), of which, 137,007,863 shares are issued and outstanding as of May 1, 2026 and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding as of the Agreement Date.

4.3    Authority and Enforceability.

(a)    Each of Acquiror and the Merger Subs has all requisite corporate or similar organizational power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Mergers and the other transactions contemplated hereby and thereby. The execution and delivery by each of Acquiror and the Merger Subs of this Agreement and any Related Agreements to which it is a party and the consummation of the Mergers and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or similar organizational and other action on the part of Acquiror and the Merger Subs.

(b)    This Agreement and any Related Agreements to which Acquiror and the Merger Subs are parties have been duly executed and delivered by Acquiror and the Merger Subs and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of Acquiror and the Merger Subs, enforceable against each of Acquiror and the Merger Subs in accordance with their terms, subject to the Enforceability Laws.

4.4    Financial Statements; SEC Filings.

(a)    The audited consolidated annual financial statements and consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ equity (deficit) and cash flows of Acquiror, including the notes thereto and the auditor’s report thereon included in the Acquiror’s Annual Report on Form 10-K for the fiscal year ended January 3, 2026 filed with U.S. Securities Exchange Commission (the “SEC”) have been prepared in accordance with GAAP consistently applied throughout the periods indicated and consistent with each other (except that any unaudited Financials need not contain footnotes and other presentation items that may be required by GAAP). The Financials present fairly in all material respects the Acquiror’s consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein.

(b)    Acquiror has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Acquiror since January 1, 2025 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Acquiror SEC Documents”). No Subsidiary of Acquiror is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(c)    As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Acquiror SEC Documents filed or furnished to the SEC since January 1, 2025 complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act of 2002, as amended, as the case may be.

(d)    As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Acquiror SEC Document filed or furnished to the SEC since January 1, 2025 did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(e)    As of the date of this Agreement, (i) there are no material outstanding or unresolved comments received from the SEC staff with respect to any of the Acquiror SEC Documents and (ii) to the knowledge of Acquiror, none of the Acquiror SEC Documents (including the financial statements included therein) are subject to ongoing SEC review.

(f)    Acquiror maintains disclosure controls and procedures that are designed to provide reasonable assurance that all information required to be disclosed in Acquiror’s reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Acquiror’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Acquiror and the principal financial officer of Acquiror to make the certifications required under the Exchange Act with respect to such reports.

(g)    Acquiror maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

4.5    Governmental Approvals. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Acquiror or the Merger Subs in connection with the execution and delivery of this Agreement and any Related Agreements to which Acquiror, or the Merger Subs are a party or the consummation of the Mergers and the other transactions contemplated hereby and thereby, except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger, (ii) compliance with any applicable requirements of the HSR Act, (iii) filings as may be required under applicable securities Laws or Nasdaq rules and regulations and (iv) such other consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would reasonably be expected to materially impair the ability of Acquiror to consummate the Closing in accordance with the terms hereof.

4.6    Litigation. Since the Look Back Date, there has been no, and there is no Action pending or, to Acquiror’s knowledge, threatened in writing against or affecting any Acquiror or its Subsidiaries which, if determined adverse to the Acquiror or its Subsidiaries, would reasonably be expected to materially impair the ability of Acquiror to consummate the Closing in accordance with the terms hereof. None of Acquiror or its Subsidiaries (i) has entered any settlement agreements or similar written agreements with any Governmental Entity with outstanding obligations or (ii) is subject to any outstanding Order, writ, injunction, judgments, stipulations, determinations, awards or decrees by any Governmental Entity that, in each case, would reasonably be expected to materially impair the ability of Acquiror to consummate the Closing in accordance with the terms hereof.

4.7    Compliance with Applicable Law. The business of Acquiror and its Subsidiaries is operated in compliance with all applicable Laws, rules, regulations, codes, ordinances, and applicable Orders of all Governmental Entities, except for instances of noncompliance that would not reasonably be expected to materially impair the ability of Acquiror to consummate the Closing in accordance with the terms hereof.

4.8    Operation of Merger Sub. The Merger Subs were formed solely for the purpose of effecting the Mergers and have not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. Acquiror is, or will be immediately prior to the First Effective Time, the direct owner of all of the equity of each Merger Sub prior to the completion of the First Merger and the Second Merger (as applicable).

4.9    Valid Issuance. The Acquiror Common Stock, when issued and delivered to the Securityholders in accordance with this Agreement, will be (i) duly authorized and validly issued, fully paid and nonassessable, (ii) listed for trading on NASDAQ and (iii) free and clear of preemptive rights, Liens, security interests and other restrictions on transfer other than restrictions on transfer under (a) this Agreement, the Related Agreements, Acquiror’s organizational documents as may be amended, or amended and restated, from time to time, and any other Contract entered into by the party to whom such Acquiror Common Stock were issued, as applicable, and (b) applicable securities and corporate Laws.

4.10    Financing. As of the Agreement Date, the Acquiror has delivered to the Securityholder Representative true and correct copies of (a) an executed debt commitment letter, dated as of the date hereof (including all exhibits, schedules and annexes thereto, as may be amended, modified, waived or replaced in accordance with the terms hereof, together with the Debt Financing Fee Letter, the “Debt Commitment Letter”) and the fee letter referenced in the Debt Commitment Letter (as may be amended, modified, waived or replaced in accordance with the terms hereof, the “Debt Financing Fee Letter”), pursuant to which the Debt Financing Sources party thereto have committed, on the terms and subject to the conditions expressly set forth therein, to provide to the Acquiror or an Affiliate thereof the amount of debt financing described therein, the proceeds of which shall be used to, among other things, fund the transactions contemplated by this Agreement (the “Debt Financing”); provided, that the copy of the Debt Financing Fee Letter delivered to the Securityholder Representative may be redacted to omit fee amounts, “market flex” provisions and economic terms that do not impact the amount (other than through the operation of additional original issue discount or upfront fees) or adversely affect the availability of the Debt Financing or expand the conditions to obtaining the Debt Financing, in each case, on the Closing Date. Except as set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the parties thereto to fund the full amounts contemplated by the Debt Financing. There are no side letters, understandings or other agreements or arrangements of any kind relating to the availability, amount or funding of the Debt Financing and no such side letters, side letters, understandings or other agreements or arrangements are contemplated. As of the Agreement Date, the Debt Commitment Letter has been duly executed and delivered by, and is a legal, valid and binding obligation of, the Acquiror and, to the knowledge of the Acquiror, each other party thereto, enforceable against the Acquiror and, to the knowledge of the Acquiror, each other party thereto in accordance with its terms, subject to the Enforceability Laws. As of the Agreement Date, the Debt Commitment Letter is in full force and effect against the Acquiror and, to the knowledge of the Acquiror, against each other party thereto and has not been withdrawn, terminated, rescinded, waived, amended or modified by the Acquiror or, to the knowledge of the Acquiror, each other party thereto. All commitment and other fees required to be paid under the Debt Commitment Letter on or prior to the Agreement Date have been timely paid. As of the date Agreement Date, assuming the satisfaction of the conditions set forth in Article II, the Acquiror is not aware of any fact, occurrence or condition that may cause the financing commitments in the Debt Commitment Letter to terminate or be ineffective or any term or condition of closing required to be satisfied by it pursuant to the Debt Commitment Letter to not be met. The aggregate proceeds of the Debt Financing, together with cash on hand, other financing commitments and other financial resources of the Company and the Acquiror, if and when funded, will be sufficient for the Acquiror to fund payment of (i) an amount equal to the Merger Consideration required to be paid in cash and (ii) the other cash payments required to be made by or on behalf of the Acquiror at the Closing (such amount, the “Required Funding Amount”).

4.11    No Stockholder Approvals. No approval of the holders of the shares of the Acquiror Common Stock is required in connection with the execution of this Agreement or the performance by the Acquiror of its obligations hereunder, including, without limitation, the issuance of the Acquiror Common Stock by the Acquiror, under the organizational documents of the Acquiror, the rules and regulations of NASDAQ, or otherwise.

4.12    Tax Status. As of the date of this Agreement, the Acquiror is not aware of any facts, circumstance or plan that would reasonably be expected to prevent or impede the Mergers from qualification for the Reorganization Treatment, assuming for this purpose that the Continuity of Interest Requirement is met.

ARTICLE V
CONDUCT OF COMPANY BUSINESS

5.1    Conduct of Business. Except as expressly contemplated by this Agreement, required by Law or as set forth on Section 5.1(a) of the Disclosure Letter, from and after the date hereof until the earlier to occur of the Closing and the valid termination of this Agreement pursuant to Article VIII (the “Pre-Closing Period”), the Company shall and shall cause each other Group Company to, except as consented to in writing by Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), operate in the ordinary course of business and use commercially reasonable efforts to preserve its present business operations, goodwill and relationships with suppliers, customers, key employees and others having material business relationships. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, required by Law or as set forth on Section 5.1(b) of the Disclosure Letter, during the Pre-Closing Period, the Company shall not, and shall cause each other Group Company not to, except as consented to in writing by Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed): (a) take any action that, if taken after the Latest Balance Sheet Date and prior to the date hereof, would have been required to have been disclosed against any representation and warranty in Section 3.8(a)(i) through Section 3.8(a)(xix); or (b) take any action that, if taken after the Latest Balance Sheet Date and prior to the date hereof, would have been required to have been disclosed against any representation and warranty in Section 3.15(n).

(b)    Notwithstanding any of the foregoing or anything else contained herein, nothing in this Agreement shall give Acquiror the right to control or direct in any manner the operations of the Group Companies. This Section 5.1 will not restrict the Group Companies from using its available cash to pay Third Party Expenses.

5.2    Third Party Consents. The Company shall, and shall cause its Representatives to, cooperate with Acquiror, as reasonably requested by Acquiror, and use reasonable best efforts to (a) obtain all consents, waivers and approvals and (b) deliver all notifications, in each case required pursuant to any Contract set forth on Section 3.6 of the Disclosure Letter; provided, that of this Section 5.2 shall not require any party to (i) make any payment or provide any value or other consideration (including increased or accelerated payments) or (ii) incur any liability; provided, further, that a party shall reasonably consult with the other parties to this Agreement before making any such payment, providing any such value or other consideration or incurring any such liability. Without limiting the obligations of the Company in first sentence of this Section 5.2 or Acquiror’s rights and remedies in connection with a breach of the representations and warranties set forth in Article III (or the conditions in Section 2.2(b)(i) and Section 2.2(b)(ii) relating to the foregoing), Acquiror agrees that the failure to obtain any such consent, waiver or approval or timely deliver any such notice shall not constitute a condition to Acquiror’s obligations hereunder and shall not in and of itself constitute a breach of any representation or warranty hereunder.

ARTICLE VI
COMPANY NON-SOLICITATION AGREEMENT

6.1    Termination of Discussions. The Company shall, shall cause its Affiliates and the Stockholders to, and shall not permit its or their respective Representatives to, immediately cease and cause to be terminated any negotiations and discussions with third parties (other than Acquiror and its Representatives) regarding (i) any acquisition, sale, or transfer of all or any material portion of the business, properties, assets or technologies of the Company, or any amount of Company Securities, whether or not outstanding (in each case, other than in connection with the exercise of Company Options outstanding as of the Agreement Date), in any case whether by merger, consolidation, amalgamation, purchase of assets or shares, tender or exchange offer, license or otherwise (other than the sale of products and services in the ordinary course of business consistent with past practice or the non-exclusive licensing of Intellectual Property Rights in connection therewith), (ii) any joint venture or other strategic investment in or involving the Company (other than an ongoing commercial or strategic relationship in the ordinary course of business consistent with past practice), including any new debt, equity, or other financing or investment, or recapitalization of the Company, or (iii) any similar transaction that is not in the ordinary course of business (each of the transactions described in the preceding clauses (i), (ii) and (iii) being referred to herein as an “Alternative Transaction”).

6.2    No Solicitation. During the Pre-Closing Period, the Company may not, and the Company shall cause each of its Affiliates and the Stockholders not, and shall not permit its or their Representatives to, directly or indirectly: (a) solicit, initiate, seek, encourage, promote or support, any inquiry, proposal or offer from, furnish any information regarding the Company to, or participate in any discussions or negotiations with, any third party regarding, or in a manner intended or reasonably likely to facilitate, any Alternative Transaction; (b) respond to, assist or cooperate with any Person to make any inquiry, offer, proposal or indication of interest regarding any Alternative Transaction; provided that the Company and its Representatives may, in response to such an inquiry offer, proposal or indication of interest, inform any third party that it is restricted from participating in discussions regarding an Alternative Transaction; or (c) enter into any Contract with any Person providing for an Alternative Transaction.

6.3    Notice of Alternative Transaction Proposals. If the Company or any of its Affiliates, the Stockholders or any of its or their Representatives receive any inquiry offer, proposal or indication of interest regarding a potential Alternative Transaction prior to the First Effective Time or the termination of this Agreement in accordance with Section 8.1, then the Company shall promptly (and in any event within forty-eight (48) hours) notify Acquiror of such inquiry offer, proposal or indication of interest or request.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1    Stockholder Approvals.

(a)    280G Approvals. Prior to the Closing Date, the Company will submit to its Stockholders for approval, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations promulgated thereunder, any and all payments or benefits that are the subject of a 280G Waiver (as defined below) and that, separately or in the aggregate, would reasonably be expected to constitute “parachute payments” (which determination shall be made by the Company subject to review and comment by Acquiror, with the Company to consider in good faith any reasonable comment made by Acquiror (within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations promulgated thereunder) in the absence of such Stockholder approval (such payments and benefits, collectively, “Section 280G Payments,” and the Stockholder vote on such approval consistent with such requirements, the “280G Vote”), such that no such Section 280G Payments will constitute “excess parachute payments” (within the meaning of Section 280G of the Code and the applicable rulings and final regulations promulgated thereunder). Prior to soliciting such Stockholder approval, the Company will use reasonable best efforts to obtain from each individual who would reasonably constitute a “disqualified individual” (each, a “Disqualified Individual”) with respect to the Company (within the meaning of Section 280G of the Code and the applicable rulings and final regulations promulgated thereunder) and who would reasonably be expected to receive Section 280G Payments, a waiver of such individual’s right to receive or retain such portion (which may be all) of such Section 280G Payments as is necessary to ensure that such individual will not receive or retain any “excess parachute payments” in the absence of Stockholder approval meeting the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations promulgated thereunder (a “280G Waiver”). No later than five (5) Business Days prior to seeking the 280G Vote, the Company shall have provided to Acquiror (or its counsel) drafts of the Stockholder consent, waiver, disclosure statement and calculations necessary to effectuate the Stockholder approval process and shall have incorporated all of Acquiror’s comments made reasonably and in good faith, including as they relate to any Acquiror arrangements that may be entered into in connection with Closing. Each party acknowledges that this Section 7.1(a) shall not apply to any arrangements being negotiated with or entered into at the discretion of Acquiror, on one hand, and a Disqualified Individual listed on Section 3.10(l) of the Disclosure Letter, on the other hand prior to or at the Closing with respect to the period following the Closing (“Acquiror Arrangements”), unless such Acquiror Arrangements (or, if such Acquiror Arrangements have not been entered into, a summary of the proposed material terms of such arrangements) have been disclosed to the Company at least five (5) Business Days prior to the Closing Date, so that, for the avoidance of doubt, compliance with this Section 7.1(a) as it relates to the quantification of “excess parachute payments” shall be determined as if such Acquiror Arrangements (or a summary of the proposed material terms of such arrangements) that are not so disclosed had not been entered into.

(b)    The Company shall (i) deliver to Acquiror evidence as to whether the requisite Stockholder approval was obtained with respect to the Section 280G Payments subjected to such Stockholder vote in accordance with Section 7.1(a) and (ii) identify any Disqualified Individual who is reasonably expected to receive Section 280G Payments, based on information known to the Company, as of the date that is five (5) Business Days prior to the Closing Date, that may result in “excess parachute payments” (within the meaning of Section 280G and the applicable rulings and final regulations promulgated thereunder) and who did not execute a 280G Waiver and subject such payments to the Stockholder vote.

7.2    Regulatory Approvals.

(a)    Each party hereto shall promptly execute and file (and will cause their respective Affiliates, including their respective UPE, if applicable, to file), or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity, whether foreign, federal, state, local or municipal, which may be required in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement or any Related Agreement. Each party shall use reasonable best efforts to obtain all such authorizations, approvals and consents from Governmental Entities and shall pay any associated filing fees payable by such party with respect to such authorizations, approvals and consents. Subject to applicable Law, each party hereto shall (A) promptly inform the other parties of any communication between such party and any Governmental Entity regarding any of the transactions contemplated hereby; (B) provide counsel for the other parties with a copy of all written communications received from any Governmental Entity in connection with the transactions contemplated hereby; (C) permit counsel for the other parties to review in advance, and consider in good faith the views of the other parties in connection with, any proposed written communication, meeting, presentation, or other submission to any Governmental Entity (provided, however, that such materials may be redacted as necessary to comply with applicable legal requirements, including to preserve legal privilege, and may be restricted to the other party’s outside antitrust counsel to the extent any such materials are commercially or competitively sensitive); and (D) consult with the other parties in advance of, and to the extent practicable provide counsel for the other parties with the opportunity to attend and participate in, any substantive meeting or discussion with any Governmental Entity regarding the transactions contemplated hereby. Each party will (and will cause each of its respective Representatives, as applicable, to) (A) cooperate and coordinate with the other in the making of such filings, including making an appropriate filing of a notification and report form pursuant to the HSR Act as promptly as practicable (and in any event within ten (10) Business Days) after the date hereof and requesting early termination of the applicable waiting periods under the HSR Act; (B) use its respective reasonable best efforts to supply the other (or cause the other to be supplied) any information that may be required in order to make such filings; (C) use its respective reasonable best efforts to supply (or cause the other to be supplied with) any additional information that reasonably may be required or requested by the Governmental Entities of any other applicable jurisdiction in which any such filing is made; and (D) use its respective reasonable best efforts to take all action necessary to, as soon as practicable: (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement; and (2) obtain any required consents pursuant to any Antitrust Laws applicable to this Agreement. If any party receives a request for additional information or documentary material from any Governmental Entity whether pursuant to the HSR Act or any other applicable Antitrust Laws, then such party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other parties, an appropriate response in substantial compliance with such request. Without limiting the obligations of Acquiror set forth in this Section 7.2 (or the conditions in Section 2.2(c)(i) relating thereto), the Company agrees that Acquiror shall, after good faith consultation with Company have control of and final decision-making authority and lead all communications and strategy with Governmental Entities, including but not limited to the offering of any commitment or remedy, relating to this Section 7.2; provided that Acquiror and the Company shall not, and shall each cause their respective Representatives not to, enter into any agreement or commitment with any Governmental Entity to not consummate the Mergers to stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Law, pull and refile under the HSR Act or any other Antitrust Laws or enter into a timing agreement with any Governmental Authority, without the prior written consent of the other party (in each case, which consent shall not be unreasonably withheld, conditioned or delayed).

(b)    Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that Acquiror and its Subsidiaries and Affiliates shall not be required to, and the Company and its Subsidiaries and Affiliates shall not without the prior written consent of Acquiror: (a) litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, or (b) make proposals, execute or carry out agreements or submit to orders providing for (i) the sale, divestiture or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquiror or the Company or any of their respective Subsidiaries or Affiliates, or the holding separate of shares of Company Capital Stock or any Equity Interests of any respective Subsidiaries or Affiliates of Acquiror or the Company (including, following the Closing, of the Surviving Entity) or (ii) the imposition of any limitation on the ability of Acquiror, the Company, or any of their respective Subsidiaries or Affiliates to freely conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of shares of Company Capital Stock or any Equity Interests of any of any respective Subsidiaries or Affiliates of Acquiror or the Company (including, following the Closing, of the Surviving Entity) (the actions described in the foregoing clauses (i) and (ii), “Remedial Actions”), unless such Remedial Actions (i) would not reasonably be expected to be material to (A) the Company and its Subsidiaries, taken as a whole, or (B) Acquiror and its Subsidiaries (other than the Surviving Entity and its Subsidiaries), taken as a whole and (ii) are conditioned on the consummation of the Mergers.

(c)    During the Pre-Closing Period, each of the Company and Acquiror will not, and will cause each of its respective Subsidiaries not to, acquire or agree to acquire, by merging or consolidating with, by purchasing a portion of the assets of or equity in, or by acquiring in any other manner, or entering any transaction, including any joint venture, licensing transaction or other contractual arrangement with, any Person or business or division thereof if such acquisition or other transaction would reasonably be expected to prevent or materially delay the ability of any of the parties hereto to (i) obtain any necessary approvals or clearances of any Governmental Entity, including the expiration of any relevant waiting period, required for the consummation of any transaction contemplated by this Agreement or (ii) satisfy the conditions set forth in Section 2.2(a)(ii) or Section 2.2(a)(iii).

7.3    Employee Matters.

(a)    Offer Documents. Prior to the Closing, the Company shall provide Acquiror with reasonable access during normal business hours to each of the Employees upon advance notice to the Company and substantially consistent with the Communications Plan (provided that the Company or one of its Representatives may be present during any such meeting if requested) and cooperate with Acquiror, as reasonably requested by Acquiror, in delivering employment offers and other relevant employment-related agreements and documents to be effective at or following the Closing to any such Employee, and shall not discourage any such Employee from accepting such employment offers and executing employment related documents. Promptly following the execution of this Agreement, the Company and Acquiror shall cooperate to develop and execute a communication plan with respect to the integration of the Company’s businesses and Employees with Acquiror’s businesses following the Closing (the “Communications Plan”). Any statements or communications to the Employees regarding the transactions contemplated by this Agreement and the Related Agreements made by the Company, Acquiror and their respective Representatives, prior to the Closing shall be substantially consistent with the Communications Plan. For the avoidance of doubt, if any Employee does not receive an employment offer or does not execute an employment offer or any employment-related agreement or documents, the Company shall not be required to terminate such Employee’s employment prior to or at the Closing.

(b)    Termination of Employee Plans. Prior to the Closing, the Company shall adopt resolutions of its board of directors, and take all other action, as may be necessary to terminate any Company Employee Plan intended to be qualified under Section 401(a) of the Code, such termination to be contingent upon the Closing and effective as of no later than the day immediately preceding the Closing Date, unless Acquiror provides written notice to the Company determining otherwise no later than five (5) Business Days prior to the Closing. Prior to the Closing, the Company shall provide Acquiror with evidence that all such Company Employee Plans have been terminated in form and substance satisfactory to Acquiror (acting reasonably).

(c)    Acquiror Equity Awards.

(i)    In connection with the Closing, Acquiror shall issue to the Employees set forth on Schedule 7.3(c)(i) restricted stock units covering shares of Acquiror Common Stock in the amounts and subject to the terms and conditions set forth on Schedule 7.3(c)(i) (the “Acquiror Awards”). The Key Employees and the Employees shall receive a commitment by Acquiror to issue the Acquiror Awards in accordance with this Section 7.3(c)(i), as applicable, in connection with the Closing. The parties acknowledge and agree that the Acquiror Awards will be subject to forfeiture as security for the indemnification obligations of the applicable Indemnifying Parties, consistent with the terms and limitations of Article XI and the risk of forfeiture applicable to the Indemnity Escrow Shares, subject to applicable Law.

(ii)    In connection with or following the Closing, Acquiror shall issue to the continuing employees engaged in the Company’s principal business segment restricted stock units covering shares of Acquiror Common Stock in the amounts and subject to the terms and conditions set forth on Schedule 7.3(c)(ii).

(d)    Post-Closing Employee Benefits. For a period commencing on the First Effective Time and ending on the first (1st) anniversary of the First Effective Time (or, if earlier, the date of employment termination of the relevant employee), except as otherwise provided in the Offer Documents with Key Employees, Acquiror shall, or shall cause its Affiliates to, provide each employee of the Group Companies who continues to be employed by Buyer or its Affiliates immediately following the Closing (each, a “Continuing Employee”) with (i) a base salary or hourly wage rate and cash incentive compensation opportunities that are each no less favorable to such Continuing Employee than the base salary or hourly wage rate and cash incentive opportunities offered to such Continuing Employee as of the execution of this Agreement and (ii) broad-based retirement and health and welfare employee benefits (excluding defined benefit pension benefits, nonqualified deferred compensation, severance and post-employment welfare benefits) that are substantially comparable in the aggregate to the employee benefits (excluding defined benefit pension benefits, nonqualified deferred compensation, severance and post-employment welfare benefits) provided to either (A) the Continuing Employees as of the execution of this Agreement or (B) similarly situated employees of Acquiror and its Affiliates. Acquiror shall use commercially reasonable efforts to credit each Continuing Employee with all service credited to such Continuing Employee by a Group Company as of the First Effective Time for purposes of eligibility, vesting, future vacation accruals (to the extent applicable) and determination of severance amounts to the same extent as such service was credited under the analogous Employee Benefit Plan; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits and in all cases the foregoing shall be subject to the terms of the Buyer Benefit Programs and the paid time off and vacation policies applicable to similarly situated employees of Acquiror and its Affiliates. Acquiror shall, for the plan year in which the First Effective Time occurs, use commercially reasonable efforts to waive, or cause to be waived, all pre-existing condition exclusions, evidence of insurability requirements, actively at work requirements, waiting periods, and similar requirements applicable under welfare benefit plans maintained by Acquiror or its Affiliates and offered to a Continuing Employee (“Buyer Benefit Programs”) with respect to Continuing Employees and their spouses and dependents to the extent such pre-existing condition exclusions, evidence of insurability requirements, actively at work requirements, waiting periods, and similar requirements would not have been applicable to or were otherwise satisfied by a Continuing Employee prior to the First Effective Time. Acquiror shall use commercially reasonable efforts to, for the plan year in which the Closing occurs, credit or cause to be credited, Continuing Employees with all amounts paid prior to the First Effective Time with respect to each group health benefit plan for purposes of satisfying all applicable deductible, coinsurance, and out-of-pocket requirements for the plan year that includes the First Effective Time under the analogous Buyer Benefit Program as if such amounts had been paid with respect to such Buyer Benefit Program. Nothing herein will modify the at-will employment status of employees based in jurisdictions that allow for at-will employment (including U.S. based Continuing Employees), and all such employees will be employed at-will. For avoidance of doubt, nothing herein will limit or preclude Acquiror from terminating the employment of any Continuing Employee following the Closing.

(e)    Within ninety (90) days following Closing, Acquiror shall use commercially reasonable efforts to cause the Acquiror Common Stock issuable in respect of Acquiror Awards for Continuing Employees, for which a Form S-8 registration statement is available to be registered with the SEC on Form S-8 (assuming timely receipt of any award documentation relating to such Acquiror Awards and all signatures, opinions and consents required for such registration statement), and will reserve a sufficient number of shares of Acquiror Common Stock for issuance upon vesting (with respect to Acquiror Awards) thereof. The Securityholder Representative and its Representatives shall reasonably cooperate with and assist Acquiror in the preparation of such registration statement.

7.4    Tax Matters.

(a)    Tax Returns Filed After Closing. Acquiror shall prepare or shall cause to be prepared, at Acquiror’s sole expense, all Tax Returns with respect to a Pre-Closing Tax Period of the Group Companies required by Law to be filed by the Group Companies after the Effective Date. Prior to the finalization of the Post-Closing Statement, all such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless otherwise required by applicable Law or the obligations set forth in this Agreement; provided, that, (i) all Transaction Tax Deductions will be reported in the tax period or portion thereof of the Group Companies ending on the Closing Date and Acquiror will cause the applicable Group Companies to elect to treat 70% of any Third Party Expenses that are “success-based” fees as deductible for applicable Income Tax purposes in accordance with IRS Revenue Procedure 2011-29, in each case, to the extent available at a “more likely than not” (or higher) level of confidence under applicable Law, and (ii) the Acquiror shall cause each Group Company that is eligible to be included in a consolidated U.S. federal income Tax Return within the meaning of Section 1504 of the Code to join the Acquiror’s consolidated group on the day following the Closing Date in accordance with Treasury Regulations Section 1.1502-76 and shall not make any “ratable allocation election” pursuant to Treasury Regulations Section 1.1502-76. For the avoidance of doubt, no Group Company shall actually make any election pursuant to Section 174A Rules without the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)    Tax Contests. Acquiror shall notify Securityholder Representative in writing within ten (10) Business Days upon receipt by Acquiror or any of its Affiliates of any written communication from any Governmental Entity having jurisdiction over the assessment, determination, collection, imposition of any Tax concerning any pending or threatened Action related to Income Taxes with respect to the Group Companies for any Pre-Closing Tax Period or Straddle Period that would reasonably be expected to affect the Reorganization Treatment (a “Tax Contest”). Acquiror shall control any such Tax Contest; provided, that, (A) Acquiror shall keep Securityholder Representative reasonably informed and consult in good faith with Securityholder Representative with respect to any material issue relating to such Tax Contest; (B) Acquiror shall provide Securityholder Representative with copies of all material correspondence, notices and other written materials received from any Governmental Entity and shall otherwise keep Securityholder Representative advised of significant developments in such Tax Contest and of significant communications involving representatives of the Governmental Entity; (C) Acquiror shall not agree or consent to compromise or settle any such Tax Contest unless Securityholder Representative consents to such settlement, compromise or concession, which consent shall not be unreasonably withheld, conditioned or delayed; and (D) Securityholder Representative shall have the right to participate, at the expense of the Securityholders, in any such Tax Contest. The Securityholder Representative shall reimburse Acquiror for any reasonable out-of-pocket costs incurred in defending any such Tax Contest. Notwithstanding any provision to the contrary, to the extent any provision of Article IX directly conflicts with any provision of this Section 7.4(b), this Section 7.4(b) shall govern.

(c)    Tax Assistance. The Securityholder Representative agrees to furnish or cause to be furnished to Acquiror and its subsidiaries (including the Surviving Entity), and Acquiror agrees to furnish or cause to be furnished, and to cause its subsidiaries (including the Surviving Entity) to furnish to Securityholder Representative at any time after the Effective Date, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Company (as applicable), as is reasonably requested for the filing of any Tax Returns of the Company, for the preparation of any audit and for the prosecution or defense of any pending or threatened audit or assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or other similar claim in respect of the Company, in each case relating to the Pre-Closing Tax Period. Notwithstanding anything to the contrary in this Agreement, Acquiror will not be required to provide a copy of its consolidated Tax Returns or supporting documentation to the Securityholder Representative (or the Securityholders).

(d)    Transfer Taxes. Transfer Taxes, if any, will be borne fifty percent (50%) by the Securityholders on the one hand as Pre-Closing Taxes and fifty percent (50%) by Acquiror on the other. Acquiror shall prepare and file with respect to the preparation and filing of, any Tax Returns and other filings relating to any such Transfer Taxes as may be required and the Securityholder Representative shall cooperate with Acquiror as necessary in order for the filing of all necessary Tax Returns and other documentation with respect to the Transfer Taxes.

(e)    Straddle Periods. In the case of Taxes with respect to a Straddle Period, the portion of any such Taxes that are treated as attributable to the portion of such Straddle Period ending on the Closing Date for purposes of this Agreement shall:

(i)    in the case of Taxes based upon income, sales, proceeds, profits, receipts, revenues, payments, disbursements, transactions, wages, compensation or similar items, the Taxes attributable to the portion of any Straddle Period that is a Pre-Closing Tax Period will be determined as though the Straddle Period ended at the end of the day on the Effective Date based on an interim closing of the books, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, will be allocated on a per diem basis;

(ii)    the amount of any other Taxes of the Company attributable to the portion of the Straddle Period that is a Pre-Closing Tax Period will equal the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period up to and including the Effective Date, and the denominator of which is the total number of days in the Straddle Period; and

(iii)    in the case of a Group Company, any transactions or events that are outside of the ordinary course of business and occur after the Closing on the Closing Date will be treated as occurring in the portion of the Straddle Period beginning after the Closing Date, other than any such transactions contemplated or required by this Agreement.

(f)    Tax Actions. Except to the extent required by Law, Acquiror shall not, and shall not cause or permit any Group Company to: (i) make, change or revoke any Tax election (other than any election pursuant to the Section 174A Rules) with respect to the Company that has retroactive effect to any Pre-Closing Tax Period (other than a Straddle Period), (ii) amend any Tax Return of the Company for any Pre-Closing Tax Period (other than a Straddle Period), (iii) settle any audit, litigation or other proceeding with respect to Taxes of any Group Company for any Pre-Closing Tax Period (or portion thereof), (iv) enter into or pursue a voluntary disclosure agreement (or other similar agreement) with a Governmental Entity in respect of any Group Company for a Pre-Closing Tax Period or (v) waive or extend the statute of limitations with respect to Income Taxes of any Group Company for any Pre-Closing Tax Period (or portion thereof) in each case, prior to the finalization of the Post-Closing Statement, without the prior written consent of the Securityholder Representative (such consent not to be unreasonably withheld, conditioned or delayed). The Acquiror shall not (and shall cause each of its Affiliates not to) take or agree to take any action either prior to or after Closing, in each case, that would reasonably be expected to prevent or impede the Mergers from qualification for the Reorganization Treatment, unless otherwise required by applicable Law or the Continuity of Interest Requirement is not met, in which case Acquiror shall notify the Securityholder Representative of its plan to take such action as soon as reasonably practicable. Acquiror shall not, and shall not cause or permit any Group Company to make any election under Section 336 or Section 338 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

7.5    Payoff Letters.

(a)    Payoff Letters. No later than three (3) Business Days prior to the Closing Date, the Company shall have obtained from each holder of Indebtedness of the Company set forth on Schedule 7.5(a) (the “Closing Pay-Off Indebtedness”), and delivered to Acquiror, an executed payoff letter, in form and substance satisfactory to Acquiror (acting reasonably), setting forth (i) the amounts required to pay off in full on the Effective Date, the Indebtedness owing to such holders (and any agent thereof) of Indebtedness (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties and any fees and expenses due and payable in connection with such repayment) and wire transfer information for such payment, (ii) upon payment of such amounts, a release of the Company and its Subsidiaries from their obligations under such Indebtedness and (iii) upon payment of such amounts, a release of all Liens, if any, that the holders (and any agent thereof) may hold on any of the assets of the Company and its Subsidiaries and an agreement that the Company or its Representatives may file UCC-3 termination statements and such other documents necessary or desirable to evidence the release of any and all such Liens (each, a “Payoff Letter”).

7.6    Third Party Expenses.

(a)    Responsibility. Except as otherwise provided herein (including, for the avoidance of doubt, the fees and expenses to be borne by the parties pursuant to Section 7.4(d), Section 7.7(a) and Section 7.10), whether or not the Mergers are consummated, each party will be responsible for its own expenses and costs that it incurs (and whether paid prior to, at or after the First Effective Time) with respect to the negotiation, execution, delivery and performance of this Agreement, other than the Securityholder Representative, the expenses and costs of which shall be the sole responsibility of the Securityholders.

(b)    Final Invoices. The Company shall use reasonable best efforts to obtain and deliver to Acquiror, at least three (3) Business Days prior to the Closing, from each advisor, counsel, accountant, or other professional service provider owed Third Party Expenses and any other amounts payable in connection with the termination of the Terminated Agreements, a final invoice in customary form.

7.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    Acquiror agrees that all rights to indemnification, exculpation and advancement of expenses now existing in favor of the directors and officers of each Group Company, as provided in the Group Companies’ Governing Documents Made Available with respect to any matters occurring prior to the Closing Date, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect and that Acquiror shall cause the Group Companies to perform and discharge the Group Companies’ obligations to provide such indemnification, exculpation and advancement of expenses. The indemnification, liability limitation, exculpation or advancement of expenses provisions of the Group Companies’ Governing Documents shall not be amended, repealed or otherwise modified after the Closing Date in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing Date or at any time prior to the Closing Date, were directors or officers of any Group Company, unless such modification is required by applicable Law.

(b)    The Group Companies shall purchase, at or prior to the Closing (i) a “tail” policy providing directors’ and officers’ liability insurance coverage for a period of six years after the Closing Date for the benefit of those Persons who are covered by any Group Company’s directors’ and officers’ liability insurance policies as of the date hereof or at the Closing, with respect to matters occurring prior to the Closing and (ii) “run off” coverage as provided by Group Companies’ fiduciary and employment practices liability policies, in each case, covering those Persons who are covered on the date hereof by such policies and with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Group Companies’ existing policies (collectively, the “Tail Policies”). The cost and expense of arranging and purchasing the Tail Policies shall be Third Party Expenses for purposes of this Agreement. The Tail Policies shall provide coverage that is at least equal to the coverage provided under the Group Companies’ current directors’ and officers’ liability insurance policies. Acquiror shall, and shall cause the Group Companies to, maintain such policy in full force and effect from and after the Closing Date.

(c)    If Acquiror, any Group Company or any of their respective successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any individual, corporation or other entity, then in each such case, proper provisions shall be made so that the successors or assigns of Acquiror or such Group Company shall assume all of the obligations set forth in this Section 7.7; provided, that neither Acquiror nor such Group Company shall be relieved from such obligation.

(d)    The directors and officers of each Group Company entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 7.7 are intended to be third party beneficiaries of this Section 7.7. This Section 7.7 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Acquiror.

7.8    Access to Information.

(a)    Prior to the Closing, the Company shall afford Acquiror and its Representatives reasonable access to all of the properties, books, Contracts, commitments and records of the Company and its Subsidiaries reasonably requested by Acquiror; provided, however, that neither the Company nor its Subsidiaries shall be required to provide access to any information (i) that is subject to attorney-client privilege to the extent doing so would reasonably be expected to cause such privilege to be waived, (ii) that is prohibited by applicable Law or Contract or any obligation of confidentiality, or (iii) in connection with any Action between the parties and their Affiliates (in which case the normal rules of discovery will apply); provided, further, that, with respect to any information not provided pursuant to this clause (i) or (ii), the Company shall use commercially reasonable efforts to provide Acquiror such access or make such disclosure in a manner that does not have such consequences. Any such investigation and examination shall be conducted upon prior reasonable notice during regular business hours and under reasonable circumstances and in a manner that does not unreasonably interfere with the normal business operations of the Company or its Subsidiaries, as applicable. No information discovered through the access afforded by this Section 7.8 shall (A) limit or otherwise affect any remedies available to the party receiving such information, (B) constitute an acknowledgment or admission of a breach of this Agreement or (C) be deemed to amend or supplement the Disclosure Letter. Any information provided pursuant to this Section 7.8 shall be subject to the Confidentiality Agreement.

(b)    During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Acquiror hereby agrees that it is not authorized to and shall not (and shall not authorize any of its Representatives to) contact any employee or any Person actually known by the Acquiror to be a customer or vendor of any Group Company, in each case regarding any Group Company, its business or the transactions contemplated by this Agreement without the prior written consent (e-mail being sufficient) of the Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that (1) Acquiror may communicate with the Key Employees so long as such communications are not inconsistent with the Communications Plan (including to prepare the Communications Plan); (2) Acquiror may communicate with the Key Employees in connection with execution of the transactions contemplated by this Agreement, including in connection with arranging the Debt Financing and (3) Acquiror may communicate with the Company’s other employees to the extent consistent with the Communications Plan.

7.9    Notification of Certain Matters. Prior to the Closing, the Company shall give reasonably prompt notice to Acquiror upon actually becoming aware of the occurrence or non-occurrence of any event, the occurrence or non-occurrence (as applicable) of which has caused, or would be reasonably likely to cause, any representation or warranty contained in Article III to be untrue or inaccurate at or prior to the Closing such that it would result in a Company Material Adverse Effect.

7.10    Representations and Warranties Insurance.

(a)    On the Agreement Date, Acquiror shall acquire a conditional binder agreement (the “Binder Agreement”) for a buyer-side representations and warranties insurance policy (including any excess policies) with an aggregate coverage limitation of up to $150,000,000 (the “RWI Policy) naming Acquiror as the “named insured.” All costs and expenses related to the RWI Policy, including the total premium, underwriting fee, brokerage commissions and other fees taxes payable to the insurer or the broker for the RWI Policy (the “RWI Costs”) will be borne by Acquiror. Acquiror shall use commercially reasonable efforts to satisfy all conditions set forth in the Binder Agreement to ensure that the RWI Policy is issued as soon as practicable at or following the Closing (and, in any event, prior to the expiration of the time periods to satisfy the conditions set forth in the Binder Agreement). The RWI Policy acquired by Acquiror shall expressly provide that the insurer or insurers issuing such policies shall have no right, and waive, and agree not to pursue any right, of subrogation, contribution, or otherwise against the Securityholders, any Affiliates thereof, or any Representatives of any of the foregoing, with respect to any claim made by any of the Insureds (as defined in the R&W Policy) in connection with this Agreement or the transactions contemplated hereby, except in the case of Fraud. Acquiror may not adversely amend, terminate, modify, waive or otherwise revise the limitations on subrogation against the Indemnifying Parties or their Affiliates and Representatives, or otherwise amend or waive any provision of the RWI Policy in any manner adverse to the Indemnifying Parties, their Affiliates or their Representatives, in each case, without the prior written consent of prior to the Closing, the Company, and following the Closing, the Securityholder Representative.

(b)    If requested in writing by Acquiror, the Group Companies shall purchase, at or prior to the Closing (i) a “tail” policy providing cyber insurance coverage under the Group Companies’ current cyber insurance policy for a period of six years after the Closing Date with respect to matters occurring prior to the Closing and (ii) an endorsement for a “supplemental extended reporting period” under the Group Companies’ general liability policy, in each case, for the benefit of the Indemnified Parties, including the Group Companies, and covering the Persons who are covered on the date hereof (collectively, the “Additional Tail Policies”). The cost and expense of the Additional Tail Policies shall be borne by Acquiror for all purposes of this Agreement and shall not constitute Third Party Expenses. The Additional Tail Policies (including the terms, conditions, retentions and limits of liability to be provided thereunder) shall be subject to Acquiror’s prior review and approval.

7.11    Financing.

(a)    Prior to the Closing, the Acquiror will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i)(a) maintain in full force and effect the Debt Commitment Letter (subject to the replacement thereof in accordance with this Section 7.11) until the earlier of the consummation of the transactions contemplated by this Agreement and the valid termination of this Agreement and (b) arrange, obtain and consummate the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter (subject to the replacement thereof in accordance with this Section 7.11), (ii) enter into definitive written agreements with respect to the Debt Financing on terms and conditions contained in the Debt Commitment Letter (including any “flex” provisions applicable thereto, but subject to the replacement thereof in accordance with this Section 7.11) or, in the Acquiror’s sole discretion, on other terms than those contained in the Debt Commitment Letter (including any “flex” provisions applicable thereto), in each case, which such other terms shall not affect any Prohibited Financing Amendment (with such agreements to be in effect no later than the Closing Date) (such definitive agreements governing the Debt Financing, the “Debt Financing Agreements”), (iii) satisfy on a timely basis all obligations (or obtain the waiver thereof) applicable to the Acquiror under the Debt Commitment Letter and consummate the Debt Financing no later than at the Closing and (iv) fully enforce its rights under the Debt Commitment Letter. Without the prior written consent of the Securityholder Representative, the Acquiror shall not permit any amendment, replacement or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter, if such amendment, replacement, modification or waiver (A) reduces the aggregate amount of the Debt Financing below the amount, taking into account all other sources of funding (including cash on hand), necessary to fund the Required Funding Amount; (B) imposes new or additional conditions or expands any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (I) materially delay or prevent the Closing or (II) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing on or prior to the Closing Date less likely to occur; or (C) otherwise would reasonably be expected to (I) materially delay or prevent the Closing; (II) make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing on or prior to the Closing Date less likely to occur; or (III) adversely impact the ability of the Acquiror to enforce its rights against any other party to the Debt Commitment Letter (the limitations set forth in this sentence, the “Prohibited Financing Amendments”). In the event that any portion of the Debt Financing becomes unavailable to the Acquiror in the manner or from the sources set forth in the Debt Commitment Letter (other than as a result of the replacement thereof in accordance with this Section 7.11), the Acquiror will promptly notify the Securityholder Representative and will use its reasonable best efforts to obtain as promptly as practicable (and in any event at or prior to the Closing) alternative financing on terms and conditions not materially less favorable to the Acquiror, taken as a whole, than those contained in the Debt Commitment Letter as of the date hereof (including any “flex” provisions applicable thereto) or, in the Acquiror’s sole discretion, on other terms than those contained in the Debt Commitment Letter as of the date hereof (including any “flex” provisions applicable thereto), in each case, from the same or alternative sources in an amount sufficient, when added to any portion of the Debt Financing still available, to fund the Required Funding Amount (an “Alternative Financing” with any such Alternative Financing being deemed to constitute “Debt Financing”, the debt commitment letter with respect thereto being deemed to constitute a “Debt Commitment Letter”, the fee letter with respect thereto being deemed to constitute a “Debt Financing Fee Letter” and the definitive documentation with respect thereto being deemed to constitute the “Debt Financing Agreements”); provided, that, without the prior written consent of the Securityholder Representative, such Alternative Financing shall not affect any Prohibited Financing Amendments. The Acquiror shall deliver to the Securityholder Representative true and correct copies of the executed debt commitment letter with respect to such Alternative Financing (and the related fee letter, which may be redacted in the manner set forth in Section 4.10) promptly following the execution thereof. The Acquiror shall give the Securityholder Representative prompt written notice of (1) any breach or default (or any event or circumstance that with or without the lapse of time, or both, would give rise to any breach or default) by any party to the Debt Commitment Letter of any material provision thereof of which the Acquiror has become aware, (2) the expiration or termination in writing (or attempted or purported termination in writing, whether or not valid) of the Debt Commitment Letter of which the Acquiror has become aware, (3) any material dispute or disagreement between or among any parties to the Debt Commitment Letter or the Debt Financing Agreements with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing and/ or the Debt Financing Agreements) and (4) if for any reason Acquiror has determined in good faith that it may no longer be able to obtain all or any portion of the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions contemplated therein and the Acquiror shall otherwise keep the Securityholder Representative reasonably informed of the status of the Acquiror’s efforts to arrange the Debt Financing upon the written request of the Securityholder Representative.

(b)    Prior to the Closing, the Company shall use reasonable best efforts to provide, and shall cause each Subsidiary of the Company to use reasonable best efforts to provide, and shall use reasonable best efforts to cause its and their respective Representatives to provide, such cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Acquiror, including to use reasonable best efforts to (i) make available to Acquiror, its advisors and its Debt Financing Sources such financial and other pertinent information regarding the Company and each Subsidiary of the Company that is customarily provided in connection with financings similar to the Debt Financing and as may be reasonably requested by Acquiror, its advisors or its Debt Financing Sources, including (I) the unaudited financial statements of the Company for each fiscal quarter of the Company ended after the Latest Balance Sheet Date and 50 days prior to the Closing and the audited financial statements of the Company for any fiscal year of the Company ended after the Latest Balance Sheet Date and 120 days prior to the Closing (it being understood and agreed that this clause (I) shall not be subject to any “reasonable best efforts” qualification contained in this clause (b), (II) such information as is necessary to allow Acquiror, its advisors and its Debt Financing Sources to prepare pro forma financial statements and (III) customary authorization letters (including customary representations with respect to accuracy of information and material non-public information); provided, that the Company is given a reasonable opportunity prior to execution to review and provide comments on such authorization letters and such information distributed to prospective lenders in connection therewith; (ii) assist with the preparation of lender and investor presentations, rating agency presentations, bank information memoranda, marketing materials and other similar documents and materials in connection with the Debt Financing and, with respect to senior management with appropriate knowledge, participate in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions (in each case, including via video conference) with providers or potential providers of the Debt Financing and ratings agencies and otherwise reasonably assist in the marketing efforts of the Acquiror and its Debt Financing Sources; (iii) deliver, at least three (3) Business Days prior to Closing, all documentation and other information (with respect to the Company and its Subsidiaries only) as is reasonably requested by Acquiror, its advisors and its Debt Financing Sources at least ten (10) Business Days prior to Closing with respect to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and beneficial ownership regulations (including beneficial ownership certifications as under 31 C.F.R. § 1010.230) (it being understood and agreed that this clause (iii) shall not be subject to any “reasonable best efforts” qualification contained in this clause (b)); (iv) facilitate the pledging of collateral and granting of security interests in connection with the Debt Financing effective no earlier than, and subject to the occurrence of, the Closing, and (v) reasonably assist with Acquiror’s preparation, negotiation and execution of definitive written financing documentation and the schedules and exhibits thereto (including loan agreements, guarantees, collateral agreements, hedging arrangements, customary officer’s certificates and corporate resolutions, as applicable) as may reasonably be requested by Acquiror and subject to the occurrence of the Closing; provided, however, that notwithstanding the foregoing nothing in this Section 7.11 will require any such cooperation to the extent that it would (A) require the Company or any of its Subsidiaries to pay any fees or reimburse any expenses prior to the Closing, (B) require the Company or any of its Subsidiaries to give or agree to give to any other Person any indemnities in connection with the Debt Financing that are effective prior to the Closing, (C) require the Company or any of its Subsidiaries to provide in connection with the Debt Financing any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged or prohibited by any confidentiality obligations that are binding on the Company or any of its Subsidiaries, (D) require the Company or any of its Subsidiaries to take any action which would reasonably be expected to result in the Company or any of its Subsidiaries or any of its or their respective Affiliates incurring any liability with respect to matters relating to the Debt Financing or would reasonably be expected to cause any director, officer or employee of the Company or any of its Subsidiaries or any of its or their respective Affiliates or Representatives to incur any personal liability in connection with the Debt Financing, (E) conflict with, result in any violation or breach of, or default (with or without notice, lapse of time, or both) under, the Company’s or any of its Subsidiary’s respective Governing Documents or any Material Contract, (F) require the Company or any of its Subsidiaries to provide or prepare (1) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (2) any description of all or any component of the Debt Financing, or (3) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing, (G) require the Company or any Representative thereof to provide any legal opinions, (H) reasonably be expected to cause any covenant, representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries or (I) reasonably be expected to unreasonably interfere with the ongoing business operations of the Company and its Subsidiaries. Notwithstanding the foregoing, (i) none of the Company nor its Subsidiaries nor their respective officers or employees shall be required to execute or enter into any agreement with respect to the Debt Financing (other than (x) those officers or employees continuing in such roles after Closing, and solely with respect to agreements contingent upon the Closing and that would not be effective prior to the Closing, and (y) the customary authorization letters referred to above included in any marketing materials for the Debt Financing), and (ii) no directors of the Company or its Subsidiaries shall be required to approve, adopt, execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than those directors continuing in such roles after Closing, and solely with respect to agreements contingent upon the Closing and that would not be effective prior to the Closing).

(c)    The Company hereby consents to the use of the logos of the Company and each of its Subsidiaries in connection with the Debt Financing; provided, that (x) the Company shall be provided with a reasonable opportunity to review the proposed use of such logos prior to their use and (y) such logos shall be used solely in a manner that would not be reasonably expected to harm, disparage or otherwise adversely affect the Company and/or its Subsidiaries or their reputation or goodwill.

(d)    Upon the earlier of the Closing and the termination of this Agreement in accordance with its terms, the Acquiror shall promptly reimburse the Securityholder Representative, the Company and its Subsidiaries and its and their respective Representatives for all reasonable, documented and invoiced out-of-pocket costs and expenses (including reasonable, documented and invoiced out-of-pocket attorneys’ fees) incurred by such Persons in connection with any cooperation contemplated by this Section 7.11, other than any costs and expenses the Company and its Subsidiaries (and its and their respective Representatives) would have incurred in the ordinary course of business notwithstanding its obligations contemplated by this Section 7.11.

(e)    Acquiror shall indemnify and hold harmless each of the Company and its Subsidiaries and its and their respective Representatives from and against any and all losses and other liabilities suffered or incurred by any of them in connection with the arrangement and preparation of the Debt Financing and any information used in connection therewith, in each case other than as a result of fraud, gross negligence or willful misconduct by or on behalf of such Person or Representative.

(f)    All information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 7.11 shall be subject to the Confidentiality Agreement; provided, that Acquiror shall be permitted to disclose such information to the Debt Financing Sources, other financing sources, other potential sources of capital, rating agencies and prospective lenders and investors in connection with obtaining the Debt Financing or any direct or indirect equity financing, subject to the recipient thereof entering into customary confidentiality undertakings with respect to such information (including in the form of a customary click-through confidentiality undertaking).

(g)    The Company shall be deemed to have complied with this Section 7.11 for the purpose of any condition set forth in Article II, unless (i) the Company has materially breached its obligations under this Section 7.11, (ii) the Acquiror has notified the Company of such breach in writing in good faith, detailing in good faith reasonable steps that comply with this Section 7.11 in order to cure such breach and (iii) the Company has not taken such steps or otherwise cured such breach with reasonably sufficient time prior to the Closing Date to consummate the Debt Financing.

(h)    Except to the extent specifically set forth in this Agreement, including without limitation, Section 11.16, the parties hereto understand and agree that all obligations of the parties relating to the Debt Financing shall be governed exclusively by this Section 7.11.

(i)    Notwithstanding anything herein to the contrary, but without limiting the obligations set forth in this Section 7.11, Acquiror hereby acknowledges and agrees that the obligations of the Acquiror under this Agreement, including their obligations to consummate the transactions contemplated by this Agreement, are not in any way conditioned or contingent upon or otherwise subject to the Acquiror’s consummation of any financing arrangement or the obtaining of any financing or the availability, grant, provisions or extension of any financing to the Acquiror (including any portion of the Debt Financing).

7.12    Terminated Agreements. No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer documentation evidencing the termination of all contracts set forth on Schedule 7.12 (the “Terminated Agreements”) effective as of the First Effective Time without further liability to any Group Company, Acquiror or any of Acquiror’s Subsidiaries.

7.13    Access to Records After Closing. For a period of seven (7) years after the Closing, subject to the Securityholder Representatives’ execution of a customary confidentiality agreement mutually agreed by Acquiror and the Securityholder Representative (acting reasonably), Acquiror shall, and shall cause each of the Group Companies to, provide the Securityholder Representative and its Representatives with reasonable access, during normal business hours, to the books and records of the Group Companies with respect to periods prior to the Closing Date in connection with any Tax audits, Tax Returns, insurance claims, governmental investigations, legal compliance or financial statement preparation, in each case, except to the extent such access or examination (i) that is subject to attorney-client privilege to the extent doing so would reasonably be expected to cause such privilege to be waived, (ii) that is prohibited by applicable Law or Contract or any obligation of confidentiality, or (iii) in connection with any Action between the parties and their Affiliates (in which case the normal rules of discovery will apply); provided, that, with respect to any information not provided pursuant to this clause (i) or (ii), the Company shall use commercially reasonable efforts to provide Acquiror such access or make such disclosure in a manner that does not have such consequences. For a period of seven (7) years after the Closing, except pursuant to Acquiror’s ordinary course document retention and destruction policies or as otherwise consented to in writing by the Securityholder Representative, Acquiror shall use commercially reasonable efforts not, and shall use commercially reasonable efforts to not permit any of the Group Companies to, destroy, alter or otherwise dispose of any of the books and records of any of the Group Companies covering any period prior to the Closing Date without first giving reasonable prior notice to the Securityholder Representative, subject to the Securityholder Representatives’ execution of a customary confidentiality agreement mutually agreed by Acquiror and the Securityholder Representative (acting reasonably),.

7.14    Certain Actions. The Company shall use commercially reasonable efforts to take the actions described in Schedule 7.14. Notwithstanding the foregoing or anything in this Agreement to the contrary, this Section 7.14 shall be ignored and shall not apply for purposes of the condition set forth in Section 2.2(b)(i).

7.15    Certain Releases and Covenants. Effective as of the First Effective Time, except for (a) the right to bring a claim to enforce the terms of this Agreement or the Related Agreements or (b) the right to bring a claim for Fraud, Acquiror, on behalf of itself, its Affiliates (including, as of the First Effective Time, the Group Companies) (collectively, the “Releasing Parties”), irrevocably and unconditionally releases and forever discharges the Securityholders (collectively, the “Released Parties”) of and from any and all Actions, claims and demands whatsoever, whether in law or in equity, which any of the Releasing Parties may have against any of the Released Parties, as of such time or in the future, in each case, in their capacity as Securityholders (and not, for the avoidance of doubt, in any other capacity) (the foregoing, “Released Claims”). Without limitation of the foregoing, Acquiror, on behalf of itself and the other Releasing Parties, covenants and agrees that it shall not bring, initiate or support, directly or indirectly, or permit any other Person to bring, initiate or support, directly or indirectly, any Released Claim. The Company hereby acknowledges and agrees, on behalf of itself and the other Group Companies, that the Group Companies shall be bound by this Section 7.15 as Releasing Parties, effective as of the First Effective Time. It is expressly agreed that the Released Parties to whom this Section 7.15 applies shall be third-party beneficiaries of this Section 7.15 and shall be entitled to enforce the releases and covenants contained herein. Acquiror, on its own behalf and on behalf of each Releasing Party, hereby waive any and all rights under Section 1542 of the Civil Code of California, and any similar Law, rule, provision or statute of Delaware, New York or any other jurisdiction, which states in full (or otherwise in substance) as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

Acquiror, on its own behalf and on behalf of each Releasing Party, hereby knowingly and willingly waive the provisions of Section 1542 of the Civil Code of California and any similar Law, rule, provision or statute of Delaware, New York or any other jurisdiction that operates to bar the release of unknown claims, and acknowledges and agrees that this waiver is an essential and material term of this release and this Agreement. In particular, Acquiror, on its own behalf and on behalf of each Releasing Party hereby acknowledges that it has reviewed this release with its legal counsel, and understands and acknowledges the significance and consequences of the provision of this Section. Acquiror acknowledges and agrees that the agreements contained in this Section 7.14 are an integral part of the transactions contemplated by this Agreement and that, without these agreements set forth in this Section 7.14, the Company would not enter into this Agreement.

7.16    Acquiror’ Reliance. Each of Acquiror and the Merger Subs (a) is a sophisticated purchaser and has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Company and the business of the Company, (b) has been furnished with or given adequate access to such information about the Company and the business of the Company as it has requested, (c) to the extent it has deemed appropriate, has addressed in this Agreement any and all matters arising out of its investigation and the information provided to it and (d) in determining to proceed with the transactions contemplated hereby has not relied on any statements or information other than the representations and warranties expressly set forth in Article III of this Agreement, as qualified by the Disclosure Letter. Each of Acquiror and the Merger Subs acknowledges that none of the Company or any of its Non-Parties have made, nor will any of them be deemed to have made (and nor has any of Acquiror or the Merger Subs or any of its Affiliates or Representatives relied upon), any representation or warranty, or other statement, express or implied, with respect to the Company or the business of the Company or the transactions contemplated hereby, other than the representations and warranties expressly set forth in Article III of this Agreement, as qualified by the Disclosure Letter, or in any Related Agreement. Except to the extent set forth in the representations and warranties expressly set forth in Article III of this Agreement, as qualified by the Disclosure Letter, or in any Related Agreement, each of Acquiror and the Merger Subs acknowledges and agrees that none of the Company or any of its Non-Parties or any other Person shall have or be subject to any liability to Acquiror, the Merger Subs, or any other Person, resulting from Acquiror’s, the Merger Subs’ or any of their Affiliates’ or their or their respective Affiliates’ use of any information, documents or material made available in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. Each of Acquiror and the Merger Subs acknowledges (i) that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company as contemplated hereunder and (ii) that it has had the opportunity to negotiate the terms and conditions of this Agreement and the transactions contemplated hereby and that the representations and warranties expressly set forth in Article III of this Agreement, as qualified by the Disclosure Letter, and in the Related Agreements cover all of the material topics on which it is making its decision to proceed with the consummation of the transactions contemplated hereby. In connection with Acquiror’s and the Merger Subs’ investigation of the Company, Acquiror and the Merger Subs have received from or on behalf of the Company certain estimates, projections, pro forma financial information and other forecasts, including projected statements of operating revenues and income from operations of the Company. Acquiror and the Merger Subs acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, and other forecasts and plans, that Acquiror and the Merger Subs are familiar with such uncertainties, and that Acquiror and the Merger Subs are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the disclosed assumptions underlying such estimates, projections and other forecasts and plans). Accordingly, none of the Company, the Securityholder Representative, or any of their respective Non-Parties or any other Person makes any representations or warranties whatsoever with respect to such estimates, projections or other forecasts (including the reasonableness of the assumptions underlying such estimates, projections or other forecasts). Notwithstanding the foregoing, nothing herein shall limit rights and remedies in the case of Fraud against any Person that has committed or been involved in such Fraud or has actual knowledge of such Fraud.

7.17    Company’s Reliance. The Company (a) is a sophisticated party and has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the Acquiror Common Stock and other Equity Securities of Acquiror to be received by the Securityholders as consideration in connection with the transactions contemplated by this Agreement and the Related Agreements, and, as relevant, Acquiror and the business of the Company, (b) has been furnished with or given adequate access to such information about the Acquiror Common Stock, such other Equity Securities of Acquiror, Acquiror and the business of Acquiror as it has requested, (c) to the extent it has deemed appropriate, has addressed in this Agreement any and all matters arising out of its investigation and the information provided to it and (d) in determining to proceed with the transactions contemplated hereby has not relied on any statements or information other than the representations and warranties expressly set forth in Article IV of this Agreement. The Company acknowledges that none of Acquiror, Merger Subs or any of their respective Non-Parties have made, nor will any of them be deemed to have made (and nor has any of the Company or any of its Affiliates or Representatives relied upon), any representation or warranty, or other statement, express or implied, with respect to the Acquiror Common Stock, other Equity Securities of Acquiror, Acquiror, the business of Acquiror or the transactions contemplated hereby, other than the representations and warranties made for the benefit of the Company expressly set forth in Article IV of this Agreement. Except to the extent set forth in the representations and warranties expressly set forth in Article IV of this Agreement, the Company acknowledges and agrees that none of the Acquiror, Merger or any of their respective Non-Parties or any other Person shall have or be subject to any liability to the Company, or any other Person, resulting from the Company’s or any of its Affiliates’ or their or their respective Affiliates’ use of any information, documents or material made available in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. The Company acknowledges (i) that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation of investment of securities such as the Acquiror Common Stock and the other Equity Securities of Acquiror as contemplated hereunder and (ii) that it has had the opportunity to negotiate the terms and conditions of this Agreement and the transactions contemplated hereby and that the representations and warranties expressly set forth in Article IV of this Agreement cover all of the material topics on which it is making its decision to proceed with the consummation of the transactions contemplated hereby. In connection with the Company’s investigation of the Acquiror Common Stock, such other Equity Securities of Acquiror and Acquiror, the Company has received from or on behalf of Acquiror certain estimates, projections, pro forma financial information and other forecasts, including projected statements of operating revenues and income from operations of Acquiror. The Company acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, and other forecasts, that the Company is familiar with such uncertainties, and that the Company is taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the disclosed assumptions underlying such estimates, projections and other forecasts and plans). Accordingly, none of Acquiror, Merger Subs, or any of their respective Non-Parties or any other Person makes any representations or warranties whatsoever with respect to such estimates, projections or other forecasts (including the reasonableness of the assumptions underlying such estimates, projections or other forecasts). Notwithstanding the foregoing, nothing herein shall limit rights and remedies in the case of Fraud against any Person that has committed or been involved in such Fraud or has actual knowledge of such Fraud.

ARTICLE VIII
PRE-CLOSING TERMINATION OF AGREEMENT

8.1    Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing only:

(a)    by mutual written agreement of the Company and Acquiror;

(b)    by written notice of Acquiror or the Company if the Closing does not occur by November 4, 2026 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) will not be available to any party whose action or failure to act has been a principal cause of the failure of the Closing to occur on or before the End Date and such action or failure to act constitutes a material breach of this Agreement;

(c)    by written notice of either Acquiror or the Company if any Law or final and non-appealable Order is in effect which has the effect of making the Mergers illegal or otherwise prohibits, enjoins or prevents consummation of the Mergers;

(d)    by written notice of Acquiror if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Sections 2.2(b)(i) and 2.2(b)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured by the earlier of (A) twenty (20) days after written notice thereof to the Company and (B) the End Date; provided, however, that no cure period will be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Sections 2.2(b)(i) and 2.2(b)(ii) for the benefit of Acquiror are incapable of being satisfied on or before the End Date;

(e)    by written notice of Acquiror if the Company has not delivered the Stockholder Written Consent duly executed and delivered by all the Stockholders within two (2) hours of the execution of this Agreement; or

(f)    by written notice of the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Acquiror contained in this Agreement such that the conditions set forth in Sections 2.2(c)(i) and 2.2(c)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured by the earlier of (A) twenty (20) days after written notice thereof to Acquiror and (B) the End Date; provided, however, that no cure period will be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Sections 2.2(c)(i) and 2.2(c)(ii) for the benefit of the Company are incapable of being satisfied on or before the End Date.

8.2    Effect of Termination. In the event this Agreement is terminated in accordance with Section 8.1, this Agreement will become void and there will be no liability or obligation on the part of Acquiror, the Merger Subs, or the Company or their respective Representatives; provided, however, that each party hereto will remain liable for any material and willful breach by such party of this Agreement; and provided further, however, that, the provisions of Sections 7.6(a) (Third Party Expenses), 10.1(b) (Exculpation and Indemnification of Securityholder Representative), 11.4 Confidentiality), 11.5 (Public Disclosure), Article XI (General Provisions) and this Section 8.2 (in each case including the respective meanings ascribed to the capitalized terms used in such Sections as defined in this Agreement) will remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII. Notwithstanding anything to the contrary contained in this Agreement, if any party to this Agreement commences an Action against another party in connection with this Agreement, then the damages which may be awarded in any such Action shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, as determined by the applicable court, the benefit of the bargain lost by such parties and, in the case of the Company, the Stockholders (taking into consideration all relevant matters, including lost strategic opportunities and the time value of money). Notwithstanding anything to the contrary set forth in this Agreement, Acquiror’s or the Merger Subs’, on the one hand, or the Company’s, on the other hand, failure to consummate the Merger on the date the Closing is required to occur in accordance with Section 2.1 shall be deemed to constitute a material and willful breach of this Agreement. The parties hereby agree that the Stockholders are intended third-party beneficiaries of this Section 8.2 solely to the extent necessary for the Company to assert, on behalf of such Stockholders, the damages incurred by such Stockholders.

ARTICLE IX
POST-CLOSING INDEMNIFICATION

9.1    Survival.

(a)    Company Representations. Except as otherwise specifically provided in this Section 9.1(a), the representations and warranties of the Company set forth in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement will each terminate at, and not survive, the Closing; provided, however, that the representations and warranties of the Company set forth in Section 3.13 (Intellectual Property; Privacy; Information Security) (collectively, the “IP and Privacy Representations”) and (ii) the Fundamental Representations will survive until 11:59 p.m. (Prevailing Pacific Time) on the twelve (12) month anniversary of the Effective Date (the “Expiration Time” and such date on which the Expiration Time occurs, the “Expiration Date”); provided, further, that if a Claim Notice is validly delivered pursuant to Section 9.4 prior to the Expiration Time, then the applicable representation or warranty shall survive until, but only for purposes of, the final resolution of the matter covered by such Claim Notice. Notwithstanding the foregoing, nothing herein shall limit rights and remedies in the case of Fraud against any Person that has committed or been involved in such Fraud or has actual knowledge of such Fraud.

(b)    Company Covenants. The covenants or obligations of the Company or the Securityholder Representative set forth in this Agreement which, by their terms, are to be performed or complied with at or prior to the Closing, will each terminate at, and not survive, the Closing, and the Securityholders, the Securityholder Representative and their respective Representatives will have no liability or obligation therefor following the Closing. For the avoidance of doubt, the covenants or obligations of the Securityholder Representative set forth in this Agreement which, by their terms, are to be performed or complied with following the Closing, will survive, continue and remain in full force and effect following the Closing in accordance with their respective terms.

(c)    Acquiror Representations and Covenants. The (i) representations and warranties of Acquiror contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement and (ii) covenants or obligations of Acquiror and the Merger Subs set forth in this Agreement which, by the their terms, are to be performed or complied with prior to the Closing, will each terminate at, and not survive, the Closing, and Acquiror, the Merger Subs and their respective Representatives will have no liability or obligation therefor following the Closing. The covenants or obligations of Acquiror and the Merger Subs set forth in this Agreement which, by their terms, are to be performed or complied with following the Closing, will survive, continue and remain in full force and effect following the Closing in accordance with their respective terms.

(d)    Agreement Controls. For the avoidance of doubt and notwithstanding anything to the contrary set forth herein, it is the intention of the parties hereto that the respective survival periods and termination dates set forth in this Section 9.1 supersede any applicable statutes of limitations that would otherwise apply to such representations, warranties, certifications, covenants, and agreements.

9.2    Indemnification.

(a)    Indemnifiable Matters. From and after and by virtue of the First Merger, the Indemnifying Parties shall, severally, and not jointly, in accordance with their respective Indemnifying Party Pro Rata Portions, indemnify and hold harmless Acquiror and its Affiliates (including the First Step Surviving Corporation and the Surviving Entity and their respective Subsidiaries) and its and their respective Representatives (collectively, the “Indemnified Parties”) from and against all Losses incurred or suffered by any of the Indemnified Parties (regardless of whether or not such Losses relate to any Third Party Claims), resulting from or arising out of:

(i)    any breach of, or inaccuracy in any IP and Privacy Representation, assuming for this purpose that such representations and warranties are made both as of the date of Agreement Date and as of the Closing Date; and

(ii)    any breach of, or inaccuracy in any Fundamental Representation, assuming for this purpose that such representations and warranties are made both as of the date of Agreement Date and as of the Closing Date.

(b)    No Contribution. Notwithstanding anything in this Agreement or any other Contract or Governing Document to the contrary, no Indemnifying Party or its Representatives (including any officer or director of the Company or any of its Subsidiaries that is a Representative of such Indemnifying Party) will have any right of contribution, indemnification or right of advancement from any Indemnified Party with respect to (i) any Loss due and payable by such Indemnifying Party under this Article IX or (ii) any claims for Fraud against such Indemnifying Party or such Representative that has committed or been involved in such Fraud or that has actual knowledge of such Fraud.

(c)    Tax Treatment. Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article IX will be treated as adjustments to the Merger Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Law.

(d)    Exclusive Remedy. From and after the First Effective Time and by virtue of the First Merger, this Article IX (subject to the conditions and limitations hereof, including the manner of recovery and other provisions in Section 9.3) will be the sole and exclusive remedy of the Indemnified Parties against the Indemnifying Parties and their respective Non-Parties with respect to any and all claims arising under this Agreement, regardless of the theory under which such claims are made; provided, however, that (i) this Section 9.2(d) will not be deemed a waiver of, or impose any limitation on, (w) any right to specific performance or injunctive relief in accordance with the terms of this Agreement, (x) claims pursuant to and in accordance with the terms of any Related Agreement (other the certificates delivered pursuant to this Agreement), subject to the express provisions thereof, (y) any claims with respect to the covenants or obligations of the parties set forth in this Agreement which, by their terms, are to be performed or complied with following the Closing in accordance with the terms of this Agreement or (z) the provisions of Section 2.5 and (ii) nothing in this Agreement will limit any claims for Fraud against any Person that has committed or been involved in such Fraud or that has actual knowledge of such Fraud.

(e)    Materiality Scrape. For purposes of this Article IX only, when determining the amount of Losses suffered by an Indemnified Party as a result of any, or whether there occurred any, breach of or inaccuracy in a representation or warranty that is qualified or limited in scope as to “materiality” or “Material Adverse Effect” or similar qualification or limitation, such representation or warranty will be deemed to be made without such qualification or limitation.

(g)    No Investigation. The rights of the Indemnified Parties to indemnification, compensation, reimbursement, or payment of Losses or any other remedy under this Agreement will not be affected by any investigation or examination conducted with respect to, or any knowledge possessed or acquired (or capable of being possessed or acquired) at any time, whether before or after the Agreement Date or the First Effective Time, by or on behalf of any of the Indemnified Parties or any of their Affiliates or any of their respective Representatives with respect to the accuracy or inaccuracy or breach of, or compliance with, any representation, warranty, certification, covenant, or any other matter. The waiver of any condition in this Agreement, will not affect the right to indemnification, compensation, reimbursement, or payment of Losses, or any other remedy based on any such representation, warranty, certification, covenant, or agreement.

9.3    Manner of Recovery; Limitations on Indemnification and other Provisions.

(a)    Excess to RWI Policy. Notwithstanding anything in this Agreement to the contrary, in no event shall the Indemnifying Parties have any liability or obligation under this Article IX, and in no event shall any Indemnified Party be entitled to recovery under this Article IX, unless and until coverage under the RWI Policy has been exhausted (including the applicable deductible or retention of loss under the RWI Policy (the “RWI Retention”)).

(b)    Indemnity Cap. The maximum amount of Losses recoverable by the Indemnified Parties from the Indemnifying Parties under Section 9.2(a) will be $31,000,000 (the “Indemnity Cap”). The maximum liability of each Indemnifying Party for indemnification claims under Section 9.2(a) will be limited, in the aggregate, to an amount equal to such Indemnifying Parties’ Indemnifying Party Pro Rata Portion of the Indemnity Cap.

(c)    Manner of Recovery. With respect to any Losses indemnifiable under this Article IX, after the coverage under the RWI Policy has been exhausted (including the RWI Retention), the Indemnified Party may recover against the Indemnifying Parties, severally, and not jointly, in accordance with their respective Indemnifying Party Pro Rata Portion, solely and exclusively from the then-remaining amounts of Indemnity Escrow Shares, in which case Acquiror and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent and the Exchange Agent to instructing each of them to distribute and transfer to the applicable Indemnified Party an amount of Indemnity Escrow Shares equal to such Losses multiplied by the aggregate amount of the Stockholders’ Indemnifying Party Pro Rata Portions and (ii) through a forfeiture of Acquiror RSUs with a value equal to such Losses multiplied by the aggregate amount of the Optionholders’ Indemnifying Party Pro Rata Portions, in accordance with each Optionholder’s Indemnifying Optionholder Pro Rata Portion, in each case subject to Section 9.3(b). For the avoidance of doubt, all Indemnity Escrow Shares transferred to an Indemnified Party pursuant to this Section 9.3(c) shall be forfeited and surrendered by the Stockholders, and the Stockholders shall have no further rights or interests in such Indemnity Escrow Shares. For purposes of this Article IX, the Indemnity Escrow Shares shall be valued at the volume-weighted average sales price per share of Acquiror Common Stock on the NasdaqGS, as calculated by Bloomberg Financial LP under the function “VWAP” (or, if not available, in another authoritative source mutually selected by the Company and Acquiror), over the ten (10) consecutive trading days ending on the second trading day immediately prior to the date of the applicable indemnification recovery by the Indemnified Party. At the election of any Indemnifying Party that is a Stockholder, such Indemnifying Party may satisfy any portion of his, her or its indemnification obligation owing pursuant to Section 9.2(a) with cash in lieu a forfeiture of such Indemnity Escrow Shares.

(d)    Mitigation. Except in connection with any Tax or claims with respect thereto, the Indemnified Parties shall use commercially reasonable efforts to mitigate Losses indemnifiable under this Article IX for which it seeks indemnification; provided, nothing in this Agreement will require any of the Indemnified Parties to assert any claim or otherwise seek recourse against any future, current or former customers, suppliers, vendors, commercial counterparties or Representatives of any of the Indemnified Parties. In determining the amount of any Losses for which an Indemnified Party is entitled to indemnification hereunder, the amount of any such Losses shall be determined after deducting therefrom the amount of any insurance proceeds actually collected (other than proceeds or payments from the RWI Policy) calculated net of any collection costs and reserves or deductibles or increase in premium and other third-party recoveries (net of any reasonable costs of collection) (which proceeds and recoveries the Indemnifying Party agrees to use commercially reasonable efforts to obtain) actually received by the Indemnified Party or an Affiliate thereof, in each case, in respect of such Losses. If an indemnification is recovered by an Indemnified Party, and such Indemnified Party later receives insurance proceeds or other third-party recoveries in respect of the related Losses, the Indemnified Party shall promptly return the applicable Indemnity Escrow Shares.

(e)    No Limits on Fraud. Notwithstanding anything herein to the contrary, nothing in this Agreement limits rights and remedies in the case of Fraud against any Person that has committed or been involved in such Fraud or that has actual knowledge of such Fraud.

9.4     Claim Procedures. Subject to the limitations set forth in Section 9.3, if any Indemnified Party wishes to assert a claim under this Article IX, such Indemnified Party must deliver to the Securityholder Representative a written claim notice signed by one of its authorized representatives (a “Claim Notice”): (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) to the extent reasonably available, specifying such Losses in reasonable detail, the date that each such Loss was paid, incurred, suffered or sustained, or the basis for such anticipated Losses and the basis for indemnification hereunder. A failure to give complete, accurate, or, subject to the survival periods set forth in Section 9.1, timely notice of a Claim Notice will not affect the rights or obligations of any Indemnified Party hereunder, except and only to the extent, that the Indemnifying Party is actually prejudiced by reason of such failure.

9.5    Resolution of Objections to Claims.

(a)    Resolving Objections. Following delivery of a Claim Notice, Acquiror and the Securityholder Representative shall attempt in good faith for thirty (30) days after the delivery of such Claim Objection Notice to resolve such objection. If Acquiror and the Securityholder Representative resolve and come to an agreement regarding the claim(s) made in the Claim Objection Notice, a memorandum setting forth such agreement (the “Settlement Memorandum”) shall be prepared and signed by both parties and will be final and conclusive and binding on the Indemnifying Parties. In such event, the Losses as agreed in the Settlement Memorandum that are Losses for which the Indemnifying Parties are entitled payment under the Settlement Memorandum will be satisfied in accordance with Section 9.3(c).

(b)    Effect of Nonresolution. If no such agreement can be reached after good faith negotiation and prior to thirty (30) days after the Securityholder Representative’s receipt of a Claim Notice (or such later date as may be agreed in writing by Acquiror and the Securityholder Representative), either Acquiror or the Securityholder Representative may commence an Action with respect to such matters in accordance with Article XI.

9.6    Third Party Claims.

(a)    If a claim for indemnification hereunder is based on a claim by a third party (a “Third Party Claim”), the Securityholder Representative shall have the right, on behalf of the Indemnifying Parties and subject to the execution by the Securityholder Representative of a Settlement Memorandum acknowledging and agreeing that the Indemnified Parties are entitled to indemnification with respect to any Losses resulting from or arising out of such Third Party Claim in accordance with this Article IX, to assume the control of the defense thereof including, at its own expense, employment of counsel reasonably satisfactory to the Indemnified Party; provided, that the Indemnified Party may participate in any Action with counsel of its choice at its expense; provided, further, that that the fees and expenses of such counsel shall be borne by the Indemnifying Party if, based on the written advice of counsel, the Indemnified Party reasonably determines that a conflict of interest exists that makes representation by counsel chosen by the Securityholder Representative improper under applicable standards of legal ethics. In no event shall the Securityholder Representative or any Indemnifying Party have the right to settle or resolve any such Third Party Claim without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Securityholder Representative shall not be entitled to undertake, conduct and control the defense of a Third Party Claim if (i) such Third Party Claim involves potential criminal liability or regulatory matters; (ii) the Indemnified Party reasonably determines that it would be inappropriate for a single counsel to represent all parties under applicable standards of legal ethics; (iii) such Third Party Claim seeks an injunction or other equitable relief against the Indemnified Party as a significant component of the claim; (iii) such Third Party Claim involves a supplier, customer, employees or others having material business relationships with the Company, Acquiror or any of their Affiliates or (v) the Indemnified Party reasonably determines that the amount of such Third Party Claim if successful would be likely to exceed the Indemnifying Parties’ liability under this Agreement. If the Securityholder Representative assumes the defense of the Third Party Claim, it shall keep the Indemnified Parties reasonably apprised of the conduct of such defense, including by providing the Indemnified Parties with copies of all pleadings, material written notices, and material written communications with respect to any Third Party Claim. If the Indemnifying Party has not or is not permitted to assume the defense of the Third Party Claim, the Indemnified Party shall control the defense of such Third Party Claim, including at the expense of the Indemnifying Party to the extent such expenses constitute indemnifiable Losses pursuant to this Article IX; provided that the Indemnified Party shall not agree to any settlement of such Third Party Claim without the written consent of the Securityholder Representative (which consent shall not be unreasonably withheld or delayed).

(b)    If the Securityholder Representative has assumed the defense of a Third Party Claim as contemplated by Section 9.6(b), subject to the Securityholder Representatives’ execution of a customary confidentiality agreement mutually agreed by Acquiror and the Securityholder Representative (acting reasonably), the Indemnified Party shall cooperate with the Indemnifying Party and make available to the Indemnifying Party all pertinent information under its control to the extent reasonably requested by the Indemnifying Party in connection with such defense; provided that the reasonable, out-of-pocket costs and expenses of such cooperation shall be Losses with respect to which the Indemnified Parties are entitled to indemnification under this Article IX. Notwithstanding the foregoing, the Indemnified Parties shall not be required to provide access to any information (i) that is subject to attorney-client privilege to the extent doing so would reasonably be expected to cause such privilege to be waived, (ii) that is prohibited by applicable Law or Contract or any obligation of confidentiality, or (iii) in connection with any Action between the parties and their Affiliates (in which case the normal rules of discovery will apply); provided, further, that, with respect to any information not provided pursuant to this clause (i) or (ii), the Indemnified Parties shall use commercially reasonable efforts to provide the Securityholder Representative such access or make such disclosure in a manner that does not have such consequences.

9.7    Distribution of Indemnity Escrow.

(a)    Initial Release. On or prior to the date that is five (5) Business Days after the Expiration Date, Acquiror and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent and the Exchange Agent to release from the Escrow Fund the then-remaining amount of Indemnity Escrow Shares less the amount of Indemnity Escrow Shares (valued as provided in the last sentence of this Section 9.7(a)) reasonably claimed by Acquiror pursuant to claims made against such funds as specified in Claim Notices delivered prior to the end of the Expiration Date that have not been resolved prior to the Expiration Date (such Indemnity Escrow Shares to be released, the “Initial Indemnity Escrow Shares Release Amount”) and, contingent upon such release, Acquiror shall transfer or cause to be transferred (including by instructing the Exchange Agent) to the Stockholders the Per Share Initial Indemnity Escrow Share Release payable to the such Stockholders in accordance with Section 1.3(b). For purposes of this Section 9.7(b), the Indemnity Escrow Shares shall be valued at the volume-weighted average sales price per share of Acquiror Common Stock on the NasdaqGS, as calculated by Bloomberg Financial LP under the function “VWAP” (or, if not available, in another authoritative source mutually selected by the Company and Acquiror), over the ten (10) consecutive trading days ending on the second trading day immediately prior to the date of the Expiration Date.

(b)    Final Release. Upon the resolution of all pending claims for which a portion of the Escrow Fund was withheld and retained in the Escrow Fund (and after taking into account any distributions from the Escrow Fund in accordance with this Article IX), Acquiror and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent and the Exchange Agent to release from the Escrow Fund the then-remaining amount of Indemnity Escrow Shares (such Indemnity Escrow Shares to be released, the “Final Indemnity Escrow Shares Release Amount”) and, contingent upon such release, Acquiror shall transfer or cause to be transferred (including by instructing the Exchange Agent) to the Stockholders the Per Share Initial Indemnity Escrow Share Release payable to the such Stockholders in accordance with Section 1.3(b).

ARTICLE X
SECURITYHOLDER REPRESENTATIVE

10.1    Appointment and Authority of Securityholder Representative.

(a)    Appointment. By virtue of execution and delivery of a Support Agreement by the Securityholders, the adoption of this Agreement and the approval of the Mergers by the Stockholders, by receiving the benefits thereof, including any consideration payable hereunder, and without any further action of any of the Securityholders or the Company, each of the Securityholders will be deemed to have agreed to appoint, and hereby does appoint, THL AMI Aggregator, LP as the Securityholder Representative as of the Closing, to act as its, his or her lawful and exclusive representative, agent, proxy, and attorney-in-fact (with full power of substitution) for all purposes in connection with this Agreement or any Related Agreement, including to: (i) to give and receive notices and communications in respect of all Relevant Matters, including in respect of any claim for indemnification pursuant to this Agreement by any Indemnified Party hereunder against any Indemnifying Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case under or relating to this Agreement or the transactions contemplated hereby; (ii) to authorize or object to any claims hereunder, including those by any Indemnified Party; (iii) to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any Relevant Matter, including any claim for indemnification pursuant to this Agreement by any Indemnified Party hereunder against any Indemnifying Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case under or relating to this Agreement or the transactions contemplated hereby; (iv) to incur and pay expenses on behalf of the Securityholders; (v) to agree releases from the Escrow Fund or to enter into to any Settlement Memorandum; (vi) consent or agree to any amendment to this Agreement at any time; (vii) grant any extension or waiver under or in connection with this Agreement; and (viii) to take or refrain from taking all other actions that are either (A) necessary or appropriate in the judgment of the Securityholder Representative for the accomplishment of the foregoing or in connection with this Agreement or the Escrow Agreement, or (B) specifically mandated, permitted, or contemplated by the terms of this Agreement or the Escrow Agreement in each case of clauses (i) through (viii), without having to seek or obtain the consent of any Person under any circumstance.

(b)    Notwithstanding the foregoing, the Securityholder Representative will have no obligation to act on behalf of the Securityholders, except as expressly provided herein, and for purposes of clarity, there are no obligations of the Securityholder Representative, in its capacity as the Securityholder Representative, in any Related Agreement or other ancillary agreement, schedule, exhibit or the Disclosure Letter. The powers, immunities and rights to indemnification granted to the Securityholder Representative hereunder: (i) are coupled with an interest and are irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Securityholder and will be binding on any successor thereto, and (ii) will survive the delivery of an assignment by any Securityholder of the whole or any fraction of his, her or its interest in the Escrow Fund. The Person serving as the Securityholder Representative may be replaced from time to time by a vote of the Persons then holding a Pro Rata Portion greater than two-thirds (2/3) of the aggregate of all Pro Rata Portions as of the time such vote is conducted.

(c)    The Securityholders agree that neither the Securityholder Representative nor its members, managers, directors, officers, contractors, agents and employees (collectively, the “Securityholder Representative Group”) will incur any liability of any kind with respect to any action or omission by the Securityholder Representative in connection with the Securityholder Representative’s services pursuant to this Agreement, the Escrow Agreement and any agreements ancillary hereto or thereto, except in the event of liability directly resulting from the Securityholder Representative’s fraud, gross negligence or willful misconduct. The Securityholders shall indemnify and defend the Securityholder Representative and hold the Securityholder Representative harmless from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs, judgments, amounts paid in settlement and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment and costs incurred in connection with seeking recovery from insurers) (collectively, “Securityholder Representative Expenses”) arising out of or in connection with the Securityholder Representative’s execution and performance of this Agreement, the Escrow Agreement and any agreements ancillary hereto or thereto in its capacity as the Securityholder Representative, in each case as such Securityholder Representative Expense is suffered or incurred; provided that in the event that any such Securityholder Representative Expense is finally adjudicated to have been directly caused by the fraud, gross negligence or willful misconduct of the Securityholder Representative, the Securityholder Representative will reimburse the Securityholders the amount of such indemnified Securityholder Representative Expense to the extent attributable to such fraud, gross negligence or willful misconduct. If not paid directly to the Securityholder Representative Group by the Securityholders, any such Securityholder Representative Expenses may be recovered by the Securityholder Representative from (i) the funds in the Expense Fund and (ii) the Escrow Fund at such time as remaining amounts would otherwise be distributable to the Securityholders; provided that while this section allows the Securityholder Representative Group to be paid from the aforementioned sources of funds, this does not relieve the Securityholders from their obligation to promptly pay such Securityholder Representative Expenses as they are suffered or incurred, nor does it prevent the Securityholder Representative Group from seeking any remedies available to it at law or otherwise. In no event will the Securityholder Representative be required to advance its own funds on behalf of the Securityholders or otherwise incur any financial liability to the Securityholders in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby in its capacity as Securityholder Representative. Furthermore, the Securityholders agree that the Securityholder Representative has no obligation to take any action unless the Securityholder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Securityholder Representative against the costs, expenses and liabilities which may be incurred by the Securityholder Representative in performing such actions. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholder Representative under this Article X. The foregoing immunities and indemnities will survive the First Effective Time, the resignation or removal of the Securityholder Representative and the Closing or the termination of this Agreement.

(d)    Binding Actions A decision, act, consent or instruction of the Securityholder Representative under this Agreement or the Escrow Agreement, including an amendment, extension or waiver of this Agreement pursuant to Section 11.6 or Section 11.7, will constitute a decision of the Securityholders and will be final, conclusive and binding upon the Securityholders and each such Securityholder’s successors as if expressly confirmed and ratified in writing by such Securityholder, and all defenses which may be available to any Securityholder to contest, negate or disaffirm the action of the Securityholder Representative taken in good faith under this Agreement or the Escrow Agreement are waived. Acquiror and the other Indemnified Parties may rely upon any such decision, act, consent or instruction of the Securityholder Representative as being the decision, act, consent or instruction of the Securityholders. Acquiror and the other Indemnified Parties are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Securityholder Representative. The Securityholders agree that the Securityholder Representative may: (i) rely upon the Payment Spreadsheet; (ii) rely upon any signature believed by it to be genuine; and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Securityholder or other party.

ARTICLE XI
GENERAL PROVISIONS

11.1    Certain Interpretations; Definitions. When a reference is made in this Agreement to an Appendix, Exhibit or Schedule, such reference is to an Appendix, Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated. The term this “Agreement” shall mean this Agreement together with each of Annexes, Appendices, Exhibits and Schedules hereto and the Disclosure Letter. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is used in the inclusive sense of “and/or.” The terms “or,” “any” and “either” are not exclusive. When used herein, the phrase “to the extent” will be deemed to be followed by the words “but only to the extent.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”. The words “include,” “includes” and “including” when used herein will be deemed in each case to be followed by the words “without limitation.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, rule or regulation will be deemed to refer to such statute, rule or regulation as amended or supplemented from time to time, including through the promulgation of applicable rules or regulations. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assignees of that Person. References from or through any date mean, unless otherwise specified, from but not including or to but not including, respectively. References to one gender include all genders. When used herein, references to “$”, “dollar” or USD are references to dollars of the United States of America. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The table of contents and headings contained in this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement. All capitalized terms that are used but not defined herein have the respective meanings ascribed to such terms in Annex A.

11.2    Disclosure Letter. The information set forth in the Disclosure Letter will be disclosed under separate section, subsection, and subclause references that correspond to the sections, subsections, and subclauses of Article III to which such information relates. The information set forth in each section, subsection, and subclause of the Disclosure Letter will only qualify (a) the representations and warranties set forth in the corresponding section, subsection, or subclause of Article III and (b) any other representations and warranties set forth in Article III if, and solely to the extent that, it is reasonably apparent on the face of such disclosure (without reference to the underlying documents referenced therein) that it applies to such other section, subsection or subclause of. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Letter is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material and no party hereto shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in Disclosure Letter is or is not material for purposes of this Agreement. Any capitalized term used in any Exhibit or the Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. The Parties do not assume any responsibility to any Person that is not a party to this Agreement for the accuracy of any information set forth in the Disclosure Letter. Subject to applicable Law, the information on the Disclosure Letter is disclosed in confidence for the purposes contemplated in this Agreement and is subject to the confidentiality provisions of this Agreement and the Confidentiality Agreement. In disclosing the information in the Disclosure Letter, each party expressly does not waive any attorney‑client privilege associated with such information or any protection afforded by the work‑product doctrine with respect to any of the matters disclosed therein.

11.3    Notices.

(a)    All notices and other communications hereunder must be in writing and will be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via email (provided that the sender of such email does not receive a written notification of delivery failure); to the parties at the following addresses (or at such other address for a party as specified by like notice):

(i)    if to Acquiror, the Merger Subs, the First Step Surviving Corporation or the Surviving Entity to:

Lattice Semiconductor Corporation

5555 NE Moore Ct,

Hillsboro, OR 97124

Attention: General Counsel

Email: [***]

with a copy (which will not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road
Palo Alto, CA 94304-1050
Attention:          Tony Jeffries

                          Robert T. Ishii

                          Remi P. Korenblit

E-mail:              [***]

                          [***]

                          [***]

if to the Company (prior to the Closing), to:

AMI TopCo, Inc.

c/o Thomas H. Lee Partners, L.P.

100 Federal Street

Boston, MA 02210

Attention:          James Carlisle

               Josh Bresler

               Shari Wolkon

                   Reid Fitzgerald

Email:               [***]

                          [***]

                          [***]

                          [***]

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Attention:         Scott Abramowitz

E-mail:             [***]

and

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Attention:         William Shields

                         Alexander “Sandy” Boer

E-mail:             [***]

(ii)    if to the Securityholder Representative, to:

THL AMI Aggregator, LP
c/o Thomas H. Lee Partners, L.P.

100 Federal Street

Boston, MA 02210

Attention:         James Carlisle

              Josh Bresler

              Shari Wolkon

              Reid Fitzgerald
E-mail:             [***]

              [***]

              [***]

              [***]

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Attention:         Scott Abramowitz

E-mail:              [***]

and

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, Massachusetts 02199

Attention:         William Shields

                         Alexander “Sandy” Boer

E-mail:             [***]

                         [***]

(b)    All such notices and other communications will be deemed to have been duly given or sent (i) one (1) Business Day following the date mailed if sent by overnight commercial messenger or courier service or five (5) Business Days following the date mailed if sent by other mail service, or (ii) on the date on which delivered personally or by email transmission, as the case may be, and addressed as aforesaid. Any notice to be given to any of the Securityholders hereunder may be given to the Securityholder Representative.

11.4    Confidentiality. Each of the parties hereto hereby agrees that the information obtained pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, will be governed by the terms of the Confidentiality Agreement, dated as of November 26, 2025 (the “Confidentiality Agreement”), between the Company and Acquiror.

11.5    Public Disclosure. The initial press release regarding the transactions contemplated by this Agreement shall be a joint press release in form and substance mutually agreed by the Company and Acquiror. Prior to the Closing, Acquiror and the Company shall consult with each other prior to issuing, and give each other the reasonable opportunity to review, any press releases or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement with respect thereto, except as may be required by applicable Law or by obligations pursuant to any listing agreement with, or rules of, any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in each case, as determined in the good faith judgment of the party proposing to make such release or other public announcement (in which case, such party shall use commercially reasonable efforts to consult with the other party prior to issuing or causing the publication of such press release or other public announcement); provided, that (a) any such press release or public statement as may be required by applicable Law or any listing agreement with, or rules of, any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its commercially reasonable efforts to consult with the other parties on a timely basis and provide the other parties with an opportunity to review and comment on any such press release or public statement, (b) each party may issue public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby consistent with information previously disclosed in press releases or public statements previously approved by either Party or made by either Party in compliance with this Section 11.5 to the extent such disclosure is consistent in all material respects with the information previously disclosed not in violation of this Section 11.5 and still accurate at the time of such disclosure or (c) each party may make public disclosures in connection with any Action between the parties and their Affiliates. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, following the Closing, Acquiror shall be permitted to make public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby without restriction, in its sole discretion, provided that such disclosure does not reference the Securityholder Representative or its Affiliates except in compliance with this Section 11.5. Notwithstanding the foregoing, the Securityholder’s Representative and its Affiliates may provide ordinary-course communications, including in connection with fundraising, marketing, informational or reporting activities, regarding this Agreement or any Related Agreement and the transactions contemplated hereby and thereby (including information related to returns and financial performance) to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

11.6    Amendment. This Agreement may be amended at any time by execution of an instrument in writing signed by the Acquiror and the Securityholder Representative. For purposes of this Section 11.6, the Securityholders are deemed to have agreed that any amendment of this Agreement signed by the Securityholder Representative will be binding upon and effective against the Securityholders whether or not they have signed such amendment.

11.7    Extension and Waiver. Acquiror, on the one hand and the Company (if prior to Closing) or the Securityholder Representative (if after the Closing), on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party, and will not constitute or give rise to an extension or waiver of any rights or obligations hereunder except to the extent specifically provided in such writing (it being understood that all such other non-waived rights and obligations are expressly reserved). For purposes of this Section 11.7, the Securityholders are deemed to have agreed that any extension or waiver signed by the Company (if prior to Closing) or the Securityholder Representative (if after the Closing) will be binding upon and effective against all Securityholders whether or not they have signed such extension or waiver.

11.8    Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Acquiror may assign its rights and delegate its obligations hereunder to its Affiliates as long as Acquiror remains ultimately liable for all of Acquiror’s obligations hereunder and such assignment does not adversely impact the Reorganization Treatment. Notwithstanding the foregoing, each of the Acquiror and the Merger Subs may assign all or a portion of their respective rights hereunder to any Debt Financing Source, including, without limitation, any agent or other representative thereof, as collateral security for obligations thereto in respect of the Debt Financing, including any refinancings, extensions, refundings or renewals thereof without the consent any of the Securityholders, the Securityholder Representative or the Company, but any such assignment shall not relieve any of the Acquiror or the Merger Subs of their respective obligations under this Agreement.

11.9    Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by an arbitrator or a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

11.10    Specific Performance and Other Remedies.

(a)    Entitlement. The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto, or any Securityholder, of any covenant, obligation or other agreement set forth in this Agreement or any Related Agreement, (i) each party will be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto will be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or legal proceeding.

(b)    Cumulative Remedies. Subject to Section 9.2(d), any and all remedies expressly conferred herein upon a party hereto will be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy. While the Company may pursue both a grant of specific performance in accordance with Section 11.10 and payment of monetary damages, under no circumstances shall the Company be entitled to receive both a grant of specific performance that results in a Closing and payment of money damages.

11.11    Governing Law.

(a)    This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement, any Related Agreement (in each case, other than Related Agreements that expressly select a different governing law), or the negotiation, administration, performance, or enforcement of this Agreement or any Related Agreement (in each case, other than Related Agreements that expressly select a different governing law), including any claim or cause of action resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with this Agreement or any Related Agreement (in each case, other than Related Agreements that expressly select a different governing law) (collectively, the “Relevant Matters”), will be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any choice or conflict of laws provision, rule, or principle (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any other jurisdiction.

(b)    Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in new Castle County, Delaware (or, in case the Court of Chancery does not have jurisdiction, any other court of the State of Delaware in New Castle County, Delaware or, in the case of a federal claim as to which federal courts have exclusive jurisdiction, the U.S. District Court for the District of Delaware) in connection with any Relevant Matter, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. Each party agrees not to commence any legal proceedings related to any Relevant Matter except in such courts.

11.12    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER.

11.13    Entire Agreement. This Agreement, Annex A hereto, the Exhibits and Schedules hereto, the Disclosure Letter, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter of this Agreement, and are not intended to confer upon any other person any rights or remedies hereunder; provided, however, that, notwithstanding anything herein to the contrary, (a) Article IX is intended to benefit the Indemnified Parties, each of whom is an express third party beneficiary thereof, (b) Section 7.7 is intended to benefit the directors and officers of each Group Company, each of whom is an express third party beneficiary thereof and (c) Section 11.17 is intended to benefit the Company’s Non-Parties, each of whom is an express third party beneficiary thereof.

11.14    Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format will be sufficient to bind the parties to the terms and conditions of this Agreement.

11.15    Legal Representation. Acquiror hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Ropes & Gray LLP may represent any or all of the Stockholders in the event such Person so requests, in each case in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, including under Section 2.5 (any such representation, the “Post-Closing Representation”), and Acquiror on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, provided that such agreement, consents and waiver does not extend to the disclosure or use of confidential or privileged information of the Company Group. Each of Acquiror and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between the Stockholders and any of their respective Affiliates (the “Seller Group”) and their counsel, including Ropes & Gray LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the transactions contemplated by this Agreement, or any matter relating to any of the foregoing, are privileged communications between the Seller Group and such counsel, and none of Acquiror, the Company or any of the Waiving Parties, nor any Person purporting to act on behalf of or through Acquiror or the Company or any of the Waiving Parties, will seek to obtain the same by any process. From and after the Closing, each of Acquiror and the Company, on behalf of itself and the Waiving Parties, waives any claim to, and will not assert, any attorney-client privilege with respect to any communication between Ropes & Gray LLP, the Company or any Person in the Seller Group occurring during the representation in connection with the negotiation, preparation, execution and delivery of this Agreement and the other agreements contemplated hereby and the consummation of the transactions contemplated by this Agreement in connection with any Post-Closing Representation.

11.16    Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto on behalf of itself, each of its Affiliates and each of its and its Affiliates’ Representatives hereby: (a) agrees that any legal action (whether in Law or in equity, whether in Contract or in tort or otherwise), involving the Debt Financing Sources, arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Fee Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any New York State court or federal court of the United States of America, in each case, sitting in New York County and any appellate court thereof (each such court, the “Subject Courts”) and each Party irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such Subject Courts and agrees that any such dispute shall be governed by, and construed in accordance with, the Laws of the State of New York, except as otherwise set forth in the Debt Commitment Letter, including with respect to (i) the interpretation of the definition of Material Adverse Effect (and whether or not a Material Adverse Effect has occurred), (ii) the determination of the accuracy of any “specified acquisition agreement representation” (as such term or similar term is defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof the Acquiror or any of its Affiliates has the right to terminate its or their obligations hereunder pursuant to Section 8.1(d) or decline to consummate the Closing as a result thereof pursuant to Section 2.2(b)(ii) and (iii) the determination of whether the Closing has been consummated in all material respects in accordance with the terms hereof, which shall in each case be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule that would cause the application of Laws of any other jurisdiction, (b) agrees not to bring or support or permit any of its Affiliates to bring or support any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise), against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any Subject Court, (c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal action in any such Subject Court, (d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any legal action brought against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (e) agrees that none of the Debt Financing Sources will have any liability to any of the Securityholders, the Securityholder Representative, the Company, the Company’s Subsidiaries or their respective Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder and that none of the Securityholders, the Securityholder Representative, the Company, the Company’s Subsidiaries or any of their respective Affiliates shall bring or support (and if brought or supported agrees to dismiss or otherwise terminate) any legal action (including any action, cause of action, claim, cross-claim or third party claim of any kind or description, whether in Law or in equity, whether in Contract or in tort or otherwise), against any of the Debt Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing, the Debt Commitment Letter, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any legal action involving any Debt Financing Source or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the Subject Courts as described herein for any reason, (g) agrees that none of the Securityholders, the Securityholder Representative, the Company, the Company’s Subsidiaries or their respective Affiliates shall be entitled to a remedy of specific performance or other equitable remedies against the Debt Financing Sources, and (h) agrees (i) that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions in this Section 11.16 or Section 11.8 (or the definitions of any terms used therein) and (ii) to the extent any amendments to any provision of this Section 11.16 or Section 11.8 (or, solely as they relate this Section 11.16 or Section 11.8, the definitions of any terms used therein) are adverse to the Debt Financing Sources, such provisions shall not be amended without the prior written consent of the Debt Financing Sources that have a consent right over such amendments pursuant to the Debt Commitment Letter. Notwithstanding anything contained herein to the contrary, nothing in this Section 11.16 shall in any way affect Acquiror’s or Merger Subs’ or any of their respective Affiliates’ rights and remedies in any way relating to or arising out of or under any binding agreement to which a Debt Financing Source is a party, including the Debt Commitment Letter.

11.17    Non-Recourse. Except as expressly provided in this Agreement (including the indemnification obligations of the Indemnifying Parties), this Agreement and the other Related Agreements may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement or the other Related Agreements, or the negotiation, execution or performance of this Agreement or the other Related Agreements or the transactions contemplated by this Agreement and the Related Agreements may only be made against, the Persons that are expressly identified as parties to this Agreement or the applicable Related Agreement, as the case may be, it being understood and agreed that, except as expressly provided in this Agreement (including the indemnification obligations of the Indemnifying Parties), no former, current or future stockholders, equityholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents, Affiliates or other Representatives of any party to this Agreement or any party to the applicable Related Agreement, or any former, current or future direct or indirect stockholder, equityholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent, Affiliate or other Representative of any of the foregoing, other than the parties to this Agreement or any Related Agreement (and then only to the extent provided in this Agreement and any Related Agreement) (each, a “Non-Party”), shall have any liability for any obligations or liabilities of the parties to this Agreement or any party to the applicable Related Agreement, or for any Action (whether in tort, contract, law, equity, by statute or otherwise) based on, arising out of or relating to, this Agreement or the applicable Related Agreement or the negotiation, execution or performance of this Agreement or the applicable Related Agreement or the transactions contemplated by this Agreement and the Related Agreements or in respect of any representations or warranties made or alleged to be made in connection herewith. Any such Action shall also be subject to the limitations set forth in Section 8.2 and Section 9.1. Without limiting the rights of any party to this Agreement against the other parties to this Agreement, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Party. For the avoidance of doubt, nothing in this Section 11.17 shall preclude any party to another Related Agreement from making any claim thereunder, to the extent permitted therein. Notwithstanding the foregoing, nothing herein shall limit rights and remedies in the case of Fraud against any Person that has committed or been involved in such Fraud or that has actual knowledge of such Fraud.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Acquiror, the Merger Subs, the Company, and the Securityholder Representative have caused this Agreement to be executed as of the date first written above.

LATTICE SEMICONDUCTOR CORPORATION

By:         /s/ Ford Tamer

Name: Ford Tamer

Title: Chief Executive Officer

ALTA MERGER SUB I, INC.

By:         /s/ Tracy Feanny

Name: Tracy Feanny

Title: Secretary

ALTA MERGER SUB II, LLC

By:         /s/ Tracy Feanny

Name: Tracy Feanny

Title: Secretary

IN WITNESS WHEREOF, Acquiror, the Merger Subs, the Company, and the Securityholder Representative have caused this Agreement to be executed as of the date first written above.

AMI TOPCO, INC.

By:         /s/ Sanjoy Maity

Name: Sanjoy Maity

Title: Chief Executive Officer and President

IN WITNESS WHEREOF, Acquiror, the Merger Subs, the Company, and the Securityholder Representative have caused this Agreement to be executed as of the date first written above.

THL AMI AGGREGATOR, LP

solely in its capacity as the Securityholder Representative

By: THL Equity Advisors IX, LLC, its general partner

By: Thomas H. Lee Partners, L.P., its sole member

By: Thomas H. Lee Advisors, LLC, its general partner

By: THL Holdco, LLC, its managing member

By:         /s/James Carlisle

Name: James Carlisle

Title: Authorized Officer

ANNEX A
CERTAIN DEFINED TERMS

“Accounting Principles” means the accounting principles, methodologies and policies described on Schedule B.

“Acquiror Common Stock” means the common stock, par value $0.01, of Acquiror.

“Acquiror Material Adverse Effect” means any change, effect, development, violation, circumstance, occurrence or event (each, an “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of Acquiror, taken as a whole; provided, however, that, no Effect resulting from, related to or arising out of any of the following shall constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any change in or condition generally affecting the regional, national or world economy or credit, securities, currency, financial, banking or capital markets generally (including any disruption thereof, whether owed to any recessionary effects or a prolonged market disruption or otherwise, and any decline in the price of any security or any market index); (b) any political or social conditions or unrest, including any hostilities whether or not pursuant to the declaration of a national emergency or war, any military or terrorist attack or any other geopolitical condition, tariff, trade war, the outbreak or escalation of hostilities, declared or undeclared acts of war or the invasion or violation of sovereignty of one country by another, in each case whether or not in or involving the United States or any other country or region of the world, or any escalation or general worsening of any of the foregoing; (c) cyberattacks or cyber terrorism that are not specifically targeted at Acquiror; (d) labor strikes, requests for representation, organizing, campaigns, work stoppages, slowdowns or other labor disputes that are not specific to Acquiror; (e) changes in GAAP or any enforcement, implementation or interpretation thereof, in each case, after the date hereof; (f) changes in any Law, rule, regulation, order or binding directive of any Governmental Entity or any binding enforcement, implementation or interpretation of the foregoing, in each case, after the date hereof; (g) any change that is generally applicable to the industries or markets in which Acquiror operates; (h) the public announcement of the transactions contemplated by this Agreement by reason of the identity of Acquiror or its Affiliates (as opposed to any other third party) or their plans or intentions with respect to Acquiror or the business conducted thereby, and including the impact thereof on relationships with customers, suppliers, distributors, partners or employees and others having relationships with Acquiror (but not, for the avoidance of doubt, in the case of a breach of any representation or warranty in Article IV, to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of this Agreement or the consummation of the transactions contemplated hereby and the related conditions to Closing); (i) any failure by Acquiror to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (but not, for the avoidance of doubt, the underlying cause of any such failure to the extent not otherwise excluded pursuant to the express terms of this definition); (j) any epidemic, pandemic, or disease outbreak; or (k) government sanctions, restrictions or mandates imposed (including in respect of China or Taiwan) not specifically targeted at Acquiror; provided, further, that any adverse change, effect, development, occurrence or event set forth in clauses (a), (b), (c), (d), (e), (f), (g), (j) or (k) of this definition will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur solely to the extent (x) such change, effect, development, occurrence or event has a disproportionately adverse impact on Acquiror, taken as a whole, relative to other Persons in the industries in which Acquiror operates and (y) such change, effect, development, occurrence or event is not otherwise prohibited from being taken into account in determining whether a Material Adverse Effect has occurred by another clause of this proviso.

“Acquiror Stock Price” means (i) if the Final Acquiror Stock Price is less than or equal to $105.00, $105.00, (ii) if the Final Acquiror Stock Price is greater than or equal to $125.00, $125.00, and (iii) if the Final Acquiror Stock Price is greater than $105.00 but less than $125.00, the Final Acquiror Stock Price (in each case, subject to appropriate adjustment in the event of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event, and for any unpaid dividends on the Acquiror Common Stock in shares of such stock, in each case, at any time after the Agreement Date).

“Action” means any action, demand letter, suit, claim, cause of action, charge, complaint, litigation, subpoena, examination, investigation, audit, proceeding, arbitration, mediation or other similar proceeding.

“Affiliate” of any Person means another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person.

“Aggregate Acquiror Award Value” means $57,331,048.32.

“Aggregate Acquiror Awards” means 473,967 shares of Acquiror Common Stock.

“Aggregate Option Closing Payment” means (a) the product of (x) the Per Share Option Consideration multiplied by (y) the aggregate number of shares of Common Stock issuable in connection with the exercise of Vested Company Options as of immediately prior to the First Effective Time (and, for the avoidance of doubt, prior to the cancellation of Vested Company Options contemplated by Section 1.3(e)(i)), less (b) the aggregate exercise price in respect of all Vested Company Options.

“Aggregate Shares Number” means, without duplication, (a) the aggregate number of shares of Company Capital Stock held by the Stockholders as of immediately prior to the First Effective Time, excluding any Dissenting Shares or Cancelled Shares, plus (b) the aggregate number of shares of Company Common Stock subject to Vested Company Options as of immediately prior to the First Effective Time (and, for the avoidance of doubt, prior to the cancellation of Vested Company Options contemplated by Section 1.3(e)(i)).

“AI Technology” means machine learning, deep learning, and other artificial intelligence (“AI”) technologies including AI technologies that generate content based on data they were trained on and user-supplied prompts, including Software and other technologies and proprietary embodied AI and related hardware or equipment, in each case, which is owned or used by a Group Company.

“Alternative Financing” has the meaning set forth in Section 7.11.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act (the “FCPA”), the United Kingdom Bribery Act 2010, applicable laws passed pursuant to the Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any laws of any other jurisdiction (national, state or local) where the Company, its subsidiaries or controlled Affiliates operate concerning or relating to public sector or private sector bribery or corruption.

“Base Cash Merger Consideration” means, without duplication, an amount equal to (a) one billion dollars ($1,000,000,000), plus (b) Closing Cash, plus (c) the Working Capital Adjustment Amount, less (d) Closing Indebtedness, less (e) all unpaid Third Party Expenses, less (f) all Unpaid Pre-Closing Taxes, less (g) the Aggregate Option Closing Payment; provided, that, if such amount is a negative number, the Base Cash Merger Consideration shall be zero (0).

“Base Merger Consideration” means the Base Cash Merger Consideration plus the Base Stock Merger Consideration.

“Base Optionholder Consideration” means, without duplication, an amount equal to (a) $1,650,000,000, plus (b) Closing Cash, plus (c) the Working Capital Adjustment Amount, less (d) Closing Indebtedness, less (e) all unpaid Third Party Expenses, less (f) all Unpaid Pre-Closing Taxes, plus (g) the aggregate exercise price of all Vested Company Options, less (h) the Aggregate Acquiror Award Value.

“Base Stock Merger Consideration” means, without limitation, (a) if the Final Acquiror Stock Price is less than or equal to $105.00, 5,644,466 shares of Acquiror Common Stock, (b) if the Final Acquiror Stock Price is greater than or equal to $125.00, 4,741,352 shares of Acquiror Common Stock, and (c) if the Final Acquiror Stock Price is greater than $105.00 but less than $125.00, a number of Common Shares equal to the Base Stock Price Value divided by the Final Acquiror Stock Price, in each case, subject to appropriate adjustment in the event of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event, and for any unpaid dividends on the Acquiror Common Stock in shares of such stock, in each case, at any time after the Agreement Date.

“Base Stock Price Value” means six hundred and fifty million dollars ($650,000,000) less the Aggregate Acquiror Award Value.

“Business Day” means each day that is not (a) a Saturday, Sunday, (b) other day on which banking institutions located in Hillsboro, Oregon or New York, New York are or obligated by law or executive order to close, or (c) a public holiday in the State of Delaware or other day on which the parties could not file a certificate of merger with the Secretary of State of the State of Delaware.

“Closing Cash” means, without duplication, as of the First Effective Time and determined in accordance with the applicable Accounting Principles, (a) the aggregate amount of all cash and cash equivalents held by the Company, whether on hand or in deposit, checking, brokerage or other accounts of, or in any safety deposit box or other physical storage device provided by, a financial institution, in each case, to the extent constituting “cash and cash equivalents” determined in accordance with the Accounting Principles, plus (b) to the extent not already reflected in cash and cash equivalents, the aggregate amount of all un-cleared deposits of the Company, minus (c) the aggregate amount of cash needed to fund checks, drafts, draws and any electronic disbursements written or ordered by the Company but not cleared, minus (d) to the extent otherwise included in Closing Cash, any cash or cash equivalents subject to security deposits, collateral reserve accounts, escrow accounts, custodial accounts, and other similar restricted cash or cash equivalents, and any deposits or cash held as a guarantee or as collateral, including the tax certificate purchased in respect of the matter described on Schedule E, minus (e) seven hundred and fifty thousand dollars ($750,000).

“Closing Indebtedness” means, without duplication, as of the First Effective Time and determined in accordance with the applicable Accounting Principles, the aggregate amount of all outstanding Indebtedness of the Company, including, for the avoidance of doubt, the Closing Pay-Off Indebtedness.

“Closing Net Working Capital” means an amount equal to (a) the sum of the consolidated current assets of the Company included in the line items set forth on Schedule C, minus (b) the sum of all current liabilities of the Company included in the line items set forth on Schedule C, in each case, as of the First Effective Time and determined in accordance with the applicable Accounting Principles; provided, however, that “Closing Net Working Capital” shall exclude (i) any Closing Cash, (ii) Closing Indebtedness, (iii) Third Party Expenses, and (iv) Income Tax assets, Income Tax liabilities, deferred Tax assets and deferred Tax liabilities. For the avoidance of doubt, accrued bonuses and severance obligations triggered prior to the Closing that are treated as Closing Indebtedness pursuant to this Agreement shall not be included in Closing Net Working Capital. A sample calculation is set forth on Schedule C hereto as of the Latest Balance Sheet Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares Number” means, without duplication, the sum of the aggregate number of shares of Company Capital Stock (excluding any Canceled Shares).

“Company Capital Stock” means the Company Common Stock.

“Company Data” means all data and information Processed by or for any Group Company.

“Company Employee Plan” means any plan, scheme, fund, program, policy, practice, Contract, or other arrangement providing for compensation, severance, change of control compensation, termination pay, deferred compensation, bonus, performance awards, incentive compensation, equity or equity-related awards, phantom stock or bonus awards, welfare benefits, retirement benefits, health benefits or medical insurance, pension or retirement benefits, vacation, sick leave, disability benefits, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has any Liability or obligation, but excluding (i) any plan, program, or arrangement sponsored or maintained by, or to which contributions are mandated by, any Governmental Entity and (ii) any plan, program, or arrangement that is required to be maintained by applicable Law.

“Company Options” means all issued and outstanding options (including the commitments to grant options to the extent set forth on Section 3.2(d) of the Disclosure Letter) to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person.

“Company Products” means all products, services, and other offerings designed, developed, marketed, licensed out, supported, provided, made available, offered, or sold by or on behalf of the Company at any time prior to the Closing Date (including through resellers and other channel partners).

“Company Securities” means the Company Capital Stock and the Company Options.

“Company Software” means all Software included in the Owned Intellectual Property Rights.

“Company Systems” means all Systems that are owned or operated by any of the Group Companies.

“Company Technology” means any technology for which any of the underlying Intellectual Property Rights are owned by or purported to be owned by the Company.

“Confidential Information” means confidential or non-public information of the Company (including trade secrets) and the confidential or non-public information provided to the Company by any third party which the Company is obligated to keep confidential or non-public.

“Contract” means any binding agreement, contract, mortgage, indenture, lease, license, instrument, covenant, arrangement, understanding or commitment, in each case, whether oral or written.

“Data Processing Obligation” means any applicable (a) Law relating to privacy, data protection, artificial intelligence, or security, (b) Data Processing Policy, or (c) requirement of any self-regulatory organization, industry standard (including, as applicable, the Payment Card Industry Data Security Standard), or Contract, in each case of (c), by which the Company is bound and relating to the Processing of Company Data, privacy, data protection, or security.

“Data Processing Policy” means each published or externally-facing statement, policy, notice or representation of the Company relating to the Processing of Company Data, artificial intelligence, privacy, data protection, or security.

“Debt Commitment Letter” has the meaning set forth in Section 4.10.

“Debt Financing” has the meaning set forth in Section 4.10.

“Debt Financing Agreements” has the meaning set forth in Section 7.11.

“Debt Financing Fee Letter” has the meaning set forth in Section 4.10.

“Debt Financing Sources” means the Persons that have committed to provide or arrange the Debt Financing in connection with the transactions contemplated by this Agreement, including the parties to any commitment letters (including the Debt Commitment Letter), engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, attorneys, agents and representatives and their and their Affiliates’ respective permitted successors and permitted assigns.

“Delaware Law” means the Delaware General Corporation Law.

“DOL” means the United States Department of Labor.

“Employee” means any employee, consultant, independent contractor, officer, director or other service provider of the Company, including any employee or other service provider engaged through an employer of record or similar third party.

“Enforceability Laws” has the meaning set forth in Section 3.3(b).

“Environmental Law” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials.

“Equity Interests” means, with respect to any Person, (a) any share of capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person, (b) any indebtedness, securities, options, warrants, call, subscription or other rights of, or granted by, such Person that are convertible into, or are exercisable or exchangeable for, or giving any Person any right to acquire any such share of capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested, (c) any stock appreciation right, phantom stock, interest in the ownership or earnings of such Person or other equity equivalent or equity-based award or right, or (d) any Indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which any holder of equity securities of such Person may vote.

“ERISA Affiliate” means any Person under common control with the Company or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Documents” means with respect to each Stockholder, a letter of transmittal in substantially the form mutually agreed by the Company, Acquiror and the Exchange Agent (acting reasonably) (the “Letter of Transmittal”), together with an applicable tax form and other customary documents reasonably requested by the Exchange Agent.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended

“Exchange Rate” means, with respect to a relevant currency in question, as of a particular measurement date, the average closing mid-point rate for exchanges between such currency and dollars quoted by Bloomberg, (i) as of the date on which the Pre-Closing Statement is delivered for purposes of the Estimated Base Merger Consideration, (ii) as of the closing of business on the Business Day immediately preceding the Closing date for purposes of the Final Base Merger Consideration, and (iii) for any other purpose, for the trading day immediately preceding such date.

“Expense Fund Amount” means $500,000.

“Final Acquiror Stock Price” means the volume-weighted average sales price per share of Acquiror Stock on the NasdaqGS, as calculated by Bloomberg Financial LP under the function “VWAP” (or, if not available, in another authoritative source mutually selected by the Company and Acquiror), over the ten (day) consecutive trading days ending on the second (2nd) trading day immediately prior to the First Effective Time.

“Foreign Group Company” means any Group Company that is not a U.S. Group Company.

“Fraud” means, with respect to any Person, knowing, actual and intentional common law fraud of such Person under the laws of the State of Delaware in the making of the representations and warranties set forth in Article III or Article IV, as applicable, or in the certificate delivered pursuant to Section 2.2(b)(iii) or Section 2.2(c)(iii), as applicable, with the specific intent of such Person to deceive a party and induce such party’s reliance thereon and on which such party actually relied to its detriment. In no event shall Fraud include negligent, reckless, constructive, equitable, promissory, unfair dealings, unjust enrichment, fraud under applicable securities Laws or any other fraud except as specifically set forth in the preceding sentence in the making of such representations and warranties and certificates set forth therein. Notwithstanding anything herein to the contrary, a claim for Fraud may only be made against the Person that committed or is involved in such Fraud or that has actual knowledge of such Fraud.

“Fundamental Representations” means the representations and warranties of the Company set forth in the first sentence of Section 3.1(a) (Organization and Good Standing), Section 3.2(a) and 3.2(b) (Capitalization), Section 3.3 (Authority and Enforceability), clause (i) of Section 3.6 (Consents and Approvals; No Violations) and Section 3.16 (Brokers).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any United States or foreign government, any federal, state, regional, provincial, local foreign or other subdivision thereof, any regulatory, governmental or administrative commission, department, board, bureau, or agency and any instrumentality or official thereof exercising executive, legislative, judicial, regulatory, taxing or administrative functions, in each case having the force of law, or, solely for purposes of Article III, any arbitrator or arbitral body.

“Governing Documents” means, with respect to an entity, the (a) articles of association, certificate of association, certificate of incorporation, certificate of formation, articles of organization, or certificate of limited partnership, (b) bylaws, limited liability company agreement, or limited partnership agreement, and (c) other equivalent or similar organizational documents.

“Governmental Official” means any (a) officer, agent, or employee of a Governmental Entity, (b) person acting in an official capacity for or on behalf of a Governmental Entity, (c) candidate for government or political office, or (d) member of a royal family.

"Group Companies" means the Company and each of its Subsidiaries and, where applicable, any of the Company or any Subsidiary thereof.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, for which liability or standards of conduct may be imposed or that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect, under Environmental Laws; and (b) any petroleum or petroleum-derived products, per- and polyfluoroalkyl substances, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” means any Tax imposed on or measured by net income, however denominated, and any withholding Tax with respect thereto.

“Income Tax Return” means any Tax Return with respect to Income Taxes.

“Indebtedness” of any Person means, as of a specified date, without duplication: (a) all liabilities of such Person for borrowed money, whether secured or unsecured, (b) all obligations evidenced by bonds, trusts, mortgages, debentures, notes or similar instruments, (c) all liabilities of such Person for the deferred purchase price of property, assets, businesses or services (including earnouts, seller notes or contingent payments); (d) all liabilities of such Person in respect of any leases required to be classified and accounted for under GAAP as finance leases; (e) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations, in each case, solely to the extent drawn; (f) all settlement obligations of such Person arising out of hedging, interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of providing protections against fluctuations in interest or currency rates; (g) the items described on Schedule D; (h) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (a) through (h) above, inclusive; (i) the aggregate amount of all accrued interest payable with respect to any of the items described in clauses (a) through (h) above, inclusive; and (j) the aggregate amount of all prepayment premiums, penalties, breakage costs, “make whole amounts,” balloon payments or fees, costs, expenses and other payment obligations payable in connection with the discharge, prepayment or settlement of the items described in clauses (a) through (i) above in connection with the Closing. Notwithstanding the foregoing, “Indebtedness” shall not include any amount in respect of obligations (i) for deferred revenue, (ii) between any Group Company and any other Group Company (including any transfer pricing or similar arrangement), (iii) under any operating lease of the Group Companies, (iv) in respect of any undrawn letter of credit, banker’s acceptance or similar credit transaction securing obligations, (v) that are included in Third Party Expenses or Closing Net Working Capital or (vi) arising from any financing arrangements of Acquiror its Affiliates or incurred at the written direction of Acquiror or its Affiliates.

“Indemnifying Party Pro Rata Portion” means with respect to each Securityholder, a fraction (a) the numerator of which is (i) the aggregate number of shares of Company Capital Stock held by such Securityholder as of immediately prior to the First Effective Time, excluding any Dissenting Shares or Cancelled Shares, plus (ii) the aggregate number of shares of Company Capital Stock issuable in connection with the exercise to Vested Company Options and Unvested Company Options of such Securityholder as of immediately prior to the First Effective Time (and, for the avoidance of doubt, prior to the cancellation of Company Options contemplated by Section 1.3(e)), and (b) the denominator of which is (i) the aggregate number of shares of Company Capital Stock held by the all the Securityholders as of immediately prior to the First Effective Time, excluding any Dissenting Shares or Cancelled Shares, plus (ii) the aggregate number of shares of Company Common Stock issuable in connection with the exercise of all the Vested Company Options and Unvested Company Options as of immediately prior to the First Effective Time (and, for the avoidance of doubt, prior to the cancellation of Company Options contemplated by Section 1.3(e)). For purposes of clarity, the sum of all “Indemnifying Party Pro Rata Portions” of the Securityholders will at all times equal one (1).

“Indemnifying Optionholder Pro Rata Portion” means with respect to each Optionholder, a fraction (a) the numerator of which is the aggregate number of shares of Company Capital Stock issuable in connection with the exercise to Vested Company Options and Unvested Company Options of such Securityholder as of immediately prior to the First Effective Time (and, for the avoidance of doubt, prior to the cancellation of Company Options contemplated by Section 1.3(e)), and (b) the aggregate number of shares of Company Common Stock issuable in connection with the exercise of all the Vested Company Options and Unvested Company Options as of immediately prior to the First Effective Time (and, for the avoidance of doubt, prior to the cancellation of Company Options contemplated by Section 1.3(e)). For purposes of clarity, the sum of all “Indemnifying Optionholder Pro Rata Portions” of the Optionholders will at all times equal one (1).

“Indemnifying Parties” means the Stockholders and the Optionholders.

“Indemnity Escrow Shares” a number of shares of Acquiror Common Stock equal to (a) the product of (i) the Indemnity Cap multiplied by (ii) the aggregate Indemnifying Party Pro Rata Portions of all the Stockholders, divided by (b) the Acquiror Stock Price.

“International Employee Plan” means each Company Employee Plan that has been adopted or maintained by the Group Companies, whether formally or informally, or with respect to which the Group Companies will or may have any Liability, with respect to Employees who perform or have performed services primarily outside the United States.

“Intellectual Property Rights” means all intellectual property and proprietary rights, including all rights in: (a) copyrights, whether registered or unregistered, and equivalent or analogous rights associated with works of authorship (including rights in Software); (b) trademarks, service marks, logos, trade dress, brands, domain names, corporate names and trade names and other indicia of origin, together with all goodwill associated therewith; (c) trade secrets, proprietary know-how and confidential information; (d) Patents; (e) rights of publicity and other rights to use a person’s name or likeness; (f) rights in Software (whether in source or object code), data, algorithms, artificial intelligence and machine learning models, databases and any other proprietary rights in technology; and (g) rights in or relating to applications, registrations, renewals, extensions, combinations, divisions, re-examinations, and reissues of, and right to apply for applications or the applications for, any of the rights referred to in clauses (a) through (f) above.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means the actual conscious knowledge without independent investigation of: (a) Sanjoy Maity, Todd Glickman, Saloni Sachdev and Kelly Bryant; and (b) solely with respect to Section 3.13, Anurag Bhatia.

“Kunshan Company” means American Megatrends Information Technology (KunShan) Co., Ltd. with registered address at Room 2101, Building No.1, 198 Changjiang Middle Road, Development Zone, Kunshan City, Jiangsu, China 215301.

“Law” means any U.S. or non-U.S. federal, state, provincial, local or other constitution, law, statute, ordinance, rule, regulation, published administrative position, or principle of common law issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Liability” means, with respect to any Person, any and all liabilities, obligations, claims, and deficiencies of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise), including accounts payable, all liabilities, obligations, claims, and deficiencies related to Indebtedness or guarantees, costs, expenses, royalties payable, and other reserves, termination payment obligations, and all other liabilities, obligations, claims, and deficiencies of such Person or any of its subsidiaries or Affiliates, in each case, regardless of whether or not such liabilities, obligations, claims, and deficiencies are required to be reflected on a balance sheet in accordance with GAAP.

“Lien” means any lien, pledge, charge, claim, mortgage, or use, security interest, or other encumbrance of any kind or character whatsoever.

“Look Back Date” means October 17, 2024.

“Losses” means any and all losses, claims, damages, liabilities, expenses (including reasonable and documented attorneys’ and accountants’ and other professionals’ fees), assessments, and Taxes. Notwithstanding the generality of the foregoing, Losses shall not include any punitive, exemplary or special damages, except, in each case, to the extent actually awarded to a third party in a Third Party Claim.

“Made Available” means that the referenced materials have been posted to the “Project Alta Data Room” virtual data room hosted on Intralinks (the “Data Room”) by the Company and its Representatives, but only if so posted and made available in the Data Room on a continuous and uninterrupted basis during the five (5) day period prior to the Agreement Date.

“Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business, assets or results of operations of the Group Companies, taken as a whole; provided, however, that, no Effect resulting from, related to or arising out of any of the following shall constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any change in or condition generally affecting the regional, national or world economy or credit, securities, currency, financial, banking or capital markets generally (including any disruption thereof, whether owed to any recessionary effects or a prolonged market disruption or otherwise, and any decline in the price of any security or any market index); (b) any political or social conditions or unrest, including any hostilities whether or not pursuant to the declaration of a national emergency or war, any military or terrorist attack or any other geopolitical condition, tariff, trade war, the outbreak or escalation of hostilities, declared or undeclared acts of war or the invasion or violation of sovereignty of one country by another, in each case whether or not in or involving the United States or any other country or region of the world, or any escalation or general worsening of any of the foregoing; (c) cyberattacks or cyber terrorism that are not specifically targeted at any Group Company; (d) labor strikes, requests for representation, organizing, campaigns, work stoppages, slowdowns or other labor disputes that are not specific to the Group Companies; (e) changes in GAAP or any enforcement, implementation or interpretation thereof, in each case, after the date hereof; (f) changes in any Law, rule, regulation, order or binding directive of any Governmental Entity or any binding enforcement, implementation or interpretation of the foregoing, in each case, after the date hereof; (g) any change that is generally applicable to the industries or markets in which any Group Company operates; (h) the public announcement of the transactions contemplated by this Agreement by reason of the identity of Acquiror or its Affiliates (as opposed to any other third party) or their plans or intentions with respect to any Group Company or the business conducted thereby, and including the impact thereof on relationships with customers, suppliers, distributors, partners or employees and others having relationships with any Group Company (but not, for the avoidance of doubt, in the case of a breach of any representation or warranty in Article III, to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution of this Agreement or the consummation of the transactions contemplated hereby and the related conditions to Closing); (i) any failure by any Group Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (but not, for the avoidance of doubt, the underlying cause of any such failure to the extent not otherwise excluded pursuant to the express terms of this definition); (j) any epidemic, pandemic, or disease outbreak; or (k) government sanctions, restrictions or mandates imposed (including in respect of China or Taiwan) not specifically targeted at any Group Company; provided, further, that any adverse change, effect, development, occurrence or event set forth in clauses (a), (b), (c), (d), (e), (f), (g), (j) or (k) of this definition will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur solely to the extent (x) such change, effect, development, occurrence or event has a disproportionately adverse impact on the Group Companies, taken as a whole, relative to other Persons in the industries in which the Group Companies operate and (y) such change, effect, development, occurrence or event is not otherwise prohibited from being taken into account in determining whether a Material Adverse Effect has occurred by another clause of this proviso.

“Merger Consideration” means all consideration payable to the Securityholders upon the terms set forth in Section 1.3 and throughout this Agreement.

“NASDAQ” means the Nasdaq Global Select Stock Market.

“Non-Withholding Payee” means any Securityholder that is not a Withholding Payee with respect to the payment in question.

“Offer Documents” means, collectively, Acquiror’s or its Affiliate’s form offer letter or employment agreement or other employment Contract for the relevant jurisdiction.

“Open Source Software” means any Software that is licensed or distributed pursuant to: (a) any license that is, or is substantially similar to, a license identified by the Open Source Initiative and listed at http://www.opensource.org/licenses, including without limitation, any version variant of any of the following: any Creative Commons License, Open Database License, the Mozilla Public License, the GNU General Public License, GNU Lesser General Public License, the Affero General Public License, Server Side Public License, Commons Clause, Business Software License, Elastic License, Llama License, OpenRail, EU Public License, Common Public License, Apache License, BSD License, or MIT License; or (b) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation.

“Optionholder” means any Person that holds Company Options.

“Order” means any order, judgment, injunction, ruling, edict, or other decree, whether non-final, final, temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by any Group Company.

“Patents” means all issued patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, renewals, reexaminations and extensions thereof, and all provisionals and registered design rights and industrial rights.

“Per Share Adjustment Escrow Amount” means the Adjustment Escrow Amount divided by the Aggregate Shares Number.

“Per Share Adjustment Escrow Release” means an amount in cash, without interest, equal to the Adjustment Escrow Release Amount divided by the Aggregate Shares Number.

“Per Share Adjustment Surplus” means an amount in cash, without interest, equal to the lesser of (x) the absolute value of the Adjustment Surplus and (y) the Adjustment Escrow Amount divided by the Aggregate Shares Number.

“Per Share Cash Consideration” means an amount in cash equal to (a) the Base Cash Merger Consideration divided by the Common Shares Number, less (b) the Per Share Expense Fund Amount, less (c) the Per Share Adjustment Escrow Amount; provided, that if such amount is a negative number, the Per Share Cash Consideration shall be zero (0).

“Per Share Expense Fund Amount” means the Expense Fund Amount divided by the Aggregate Shares Number.

“Per Share Expense Fund Release” means an amount in cash, without interest, equal to the Expense Fund Release Amount divided by the Aggregate Shares Number.

“Per Share Final Indemnity Escrow Shares Release” means a number of shares of Acquiror Common Stock equal to (a) the Final Indemnity Escrow Release Amount divided by (b) the Common Shares Number.

“Per Share Indemnity Escrow Shares Amount” means a number of shares of Acquiror Common Stock equal to (i) the Indemnity Escrow Shares divided by the (ii) Common Shares Number.

“Per Share Initial Indemnity Escrow Release” means a number of shares of Acquiror Common Stock equal to (i) the Initial Indemnity Escrow Shares Release Amount divided by the Common Shares Number.

“Per Share Option Consideration” means the Base Optionholder Consideration divided by the Aggregate Shares Number.

“Per Share Stock Consideration” means an amount of shares of Acquiror Common Stock equal to (a) the Base Stock Merger Consideration divided by the Common Shares Number, less (b) the Per Share Indemnity Escrow Shares Amount, less (c) if the Per Share Cash Consideration (calculated before taking into the proviso in the definition of Per Share Cash Consideration) is a negative number, (i) the absolute value of the such negative number divided by (ii) the Acquiror Stock Price divided by (iii) the Common Shares Number.

“PN7” means Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises issued by State Administration of Taxation of the PRC (Public Notice 2015 No.7) issued by PRC State Taxation Administration, effective as of 3 February 2015 (including subsequent amendments thereof, as well as any interpretations or procedural rules related thereto).

“PRC” shall mean the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the islands of Taiwan.

“Permitted Liens” means (a) statutory Liens securing payments not yet due, (b) Liens with respect to the payment of Taxes that are not yet due or payable or the amount or validity of which is being contested by appropriate proceedings in good faith and is disclosed on the financial statements in accordance with GAAP, (c) statutory Liens of landlords and Liens of suppliers, mechanics, carriers, materialmen, warehousemen, service providers or workmen and other similar Liens imposed by applicable Law created in the ordinary course of business for amounts that are not yet delinquent, (d) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of business consistent with past practices, and (e) non-monetary Liens that do not materially impair value of or the business or operations of the owner of the assets subject to such Liens.

“Person” means any individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“Personal Information” means information that (a) alone or in combination with other information held by the Company, could be used to identify or is otherwise identifiable with an individual or (b) constitutes “personal information,” “personal data,” “personally identifiable information,” or any similar term under any applicable Data Processing Obligation.

“Plan” means the Company’s Equity Incentive Plan, as amended from time to time prior to the Agreement Date.

“Pre-Closing Tax Period” means any Tax period or portion thereof that ends on or prior to the Effective Date, including the portion of any Straddle Period ending on the Effective Date.

“Pre-Closing Taxes” means (a) any Income Taxes of or payable by the Group Companies or their operations (including such Taxes that are not yet due and payable as of the Effective Date) relating to or attributable to any Pre-Closing Tax Period ending on or after December 31, 2025 and for which the relevant Group Company has not filed its final annual Income Tax Return (e.g., an IRS Form 1120) with respect to such Tax period prior to Closing in jurisdictions where the applicable Group Company (x) filed an Income Tax Return for the Tax year that ended on December 31, 2024, or (y) materially expanded or commenced activities after December 31, 2024; provided, however, that the amounts described in this definition will be determined (A) as if each Group Company used the accrual method of Tax accounting throughout all Pre-Closing Tax Periods, (B) in a manner consistent with the past practice of the Group Companies, unless otherwise required by applicable Income Tax Law, (C) by including in the Pre-Closing Tax Period any Taxes attributable to any amount required to be included in the income of any Person under Section 951 or Section 951A of the Code (or, in each case, any similar provision of state, local or non-U.S. Tax Law) with respect to or attributable to operations of the Company or any of its Affiliates to the extent such amount would be allocable to the Pre-Closing Tax Period if the taxable year of the Company and the relevant Person ended on the Effective Date, (D) by excluding any Tax consequences resulting from any financing incurred by Acquiror, Merger Subs or any of their Affiliates pursuant to the transactions, (E) by not taking into account Taxes arising from any transactions entered into on the Closing Date after the Closing outside the ordinary course of business except as contemplated by this Agreement, (F) by taking into account Transaction Tax Deductions and assuming the Transaction Tax Deductions are accrued and deductible in a Pre-Closing Tax Period (or portion thereof) that ends on the Closing Date to the extent “more likely than not” permitted by applicable Law, (G) by taking into account any prepayment, estimated payments or overpayments of Tax made prior to Closing to a particular jurisdiction in respect of a type of Tax that is separately assessed in such jurisdiction, and is actually utilizable to reduce such Income Tax of an applicable Group Company in such jurisdiction, (H) to the extent eligible, by taking into account any deductions pursuant to Section 174A assuming that a Section 174A Acceleration Election is in effect with respect to an applicable Group Company and that no Section 174A Amortization Election is made with respect to such Group Company, regardless of whether such Section 174A Acceleration Election is actually made by the applicable Group Companies; provided that for this purpose, no Taxes asserted with respect to matters described on Schedule E will be included in the calculation of Pre-Closing Taxes, and (I) by not taking into account any Taxes included in item (1) described on Schedule D, and (b) Transfer Taxes allocable to the Securityholders pursuant to Section 7.4(d).

“Prohibited Financing Amendments” has the meaning set forth in Section 7.12.

“Pro Rata Portion” means as of a particular measurement time, with respect to each Securityholder, a fraction (a) the numerator of which is the aggregate number of shares of Company Capital Stock and shares of Company Capital Stock subject to Vested Company Options held by such Securityholder as of immediately prior to the First Effective Time, excluding any Dissenting Shares or Cancelled Shares and (b) the denominator of which is the Aggregate Shares Number. For purposes of clarity, the sum of all “Pro Rata Portions” of the Securityholders will at all times equal one (1).

“Process”, “Processed” or “Processing” means, with respect to any data or set of data, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use, and security measures with respect thereto.

“Related Agreements” means the Confidentiality Agreement, the Support Agreement, the Offer Documents, the Escrow Agreement, the Letters of Transmittal and all other agreements and certificates entered into or otherwise delivered by on behalf of the Company in connection with the transactions contemplated herein.

“Representatives” means, with respect to a Person, such Person’s Affiliates and the directors, managers, members, stockholders, shareholders, officers, employees, advisors, counsel, accountants, agents, consultants, intermediaries or other representatives of such Person and its Affiliates.

“Required Funding Amount” has the meaning set forth in Section 4.10.

“Sanctions Laws” means the Laws relating to economic, financial, or trade sanctions administered or enforced by the United States government (including by the U.S. Department of Treasury, Office of Foreign Assets Control (OFAC) or the U.S. Department of State), and applicable Laws relating to economic, financial, or trade sanctions administered or enforced by the United Nations, the United Kingdom, the European Union, any European Union member state, or another Governmental Entity.

“Sanctioned Person” means any Person that is the target of Sanctions Laws, including (1) any Person listed on any sanctions-related list of designated Persons, including Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List and other applicable lists maintained by the United States, the United Nations the United Kingdom, the European Union, any European Union member state, or another Governmental Entity, (2) any Person located, organized or resident in a Sanctioned Jurisdiction, (3) an agency of the government of a Sanctioned Country; or (4) any entity that is, in the aggregate, 50% or greater owned, directly or indirectly, or acting or purporting to act on behalf of, a Person or Persons described in clauses (1) through (3) of this definition.

“Section 174A Acceleration Election” means any election described in Section 174A(f)(2)(A)(i) of the Code or any similar election that would permit any domestic research or experimental expenditure incurred after December 31, 2021 and before January 1, 2025 to be deductible for Income Tax purposes under U.S. federal, state, or local Tax law in the first taxable year of the Group Companies beginning after December 31, 2024.

“Section 174A Amortization Election” means any election described in Section 174A(c) of the Code or any similar election that would charge any domestic research or experimental expenditure that is otherwise deductible for Income Tax purposes to capital account for such Income Tax purposes under U.S. federal, state, or local Tax law.

“Section 174A Rules” means Section 174A(a) of the Code or any similar provision that allows domestic research or experimental expenditures to be deductible for Income Tax purposes under U.S. federal, state, or local Tax law, and any Treasury Regulations promulgated thereunder.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security Breach” means shall mean any (a) unauthorized or unlawful acquisition of, access to, loss of, or misuse (by any means) of Company Data in the possession or control of any Group Company, or any third-party service provider on behalf of any Group Company, (b) unauthorized or unlawful Processing of Company Data maintained by or for any Group Company, or (c) a phishing, ransomware, denial of service (DoS) or other cyberattack that results in material monetary loss, material reputational harm, or a significant business disruption to any Group Company.

“Securityholders” means, the Stockholders and the Optionholders.

“Software” means any and all computer programs and software, including all Source Code and object code, firmware, operating systems, user interfaces, algorithms, subroutines, APIs, tools, platforms, plug-ins, modules, apps, templates and formulas, libraries, specifications and documentation related to the foregoing.

“Source Code” means computer programming code in human readable form that is not suitable for machine execution without the intervening steps of interpretation or compilation.

“Stockholder” means any holder of any Company Capital Stock.

“Straddle Period” means any taxable period beginning on or before the Effective Date and ending after the Effective Date.

“Subject Courts” has the meaning set forth in Section 11.16.

“Subsidiary” means with respect to any entity, that such entity shall be deemed to be a “Subsidiary” of another Person if such other Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities of other Equity Interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body or (ii) at least a majority of the outstanding Equity Interests of such entity.

“Systems” means any networks, servers, switches, endpoints, Software, platforms, electronics, websites, storage, firmware, hardware, and related information technology or outsourced services, and all electronic connections between them.

“Target Net Working Capital” means negative three million and forty-three thousand dollars (-$3,043,000).

“Tax Contest” shall have the meaning set forth in Section 7.4(b). “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Taxing Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any schedule or amendment thereof or attachment thereto.

“Tax” means any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent, including employer and employees’ contributions), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge in the nature of a tax, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Taxing Entity.

“Taxing Entity” means any Governmental Entity (U.S. or non-U.S.) having any responsibility or jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Third Party Expenses” means, without duplication, all costs, fees, expenses, and consideration incurred, due, or payable by the Company (including those triggered as a consequence of the Closing) in connection with the Mergers and other transactions contemplated under this Agreement, in each case, to the extent not paid prior to the First Effective Time (whether or not payable prior to, at or after the Closing), including, without limitation, (A) all out of pocket legal, accounting, financial advisory, consulting, finders’ and all other fees and expenses of third parties incurred by or otherwise required to be paid by the Company in connection with the Mergers and other transactions contemplated under this Agreement, including the negotiation and effectuation thereof; (B) any change of control, retention or transaction bonus, severance, or similar payment obligations that is or becomes payable solely as a result of the execution of this Agreement or consummation of the transactions contemplated by this Agreement, together with the employer portion of any payroll or similar Taxes incurred in connection therewith, but excluding any fees, costs or expenses in respect of arrangements put in place by Acquiror, including the Offer Documents, or any person whose employment is terminated at or after the Closing unless such termination was initiated prior to the Closing by the Company or the employee; (C) the employer portion of any payroll or similar Taxes incurred in connection with the payment contemplated by Section 1.3(e)(i)(A); (D) the cost and expense of arranging and purchasing the Tail Policies; (E) fifty percent (50%) of the RWI Costs; and (F) fifty percent (50%) the costs and expenses of the Escrow Agent. For the avoidance of doubt, the payments contemplated by Section 1.3(e) do not constitute Third Party Expenses.

“Top Customer” means the twenty (20) largest customers of the Group Companies based on sales for the 12 months ended December 31, 2025.

“Top Vendor” means the twenty (20) largest vendors of the Group Companies based on expenditures for the 12 months ended December 31, 2025.

“Transaction Payroll Taxes” means all employer portion payroll or employment Taxes with respect to any Third Party Expenses or otherwise incurred in connection with any bonuses, option cashouts or other compensatory payments in connection with the consummation of the Mergers or the other transactions contemplated hereby, including those arising from or related to the payment of any amounts hereunder or under any other Contract as a result of, or in connection with, the consummation of the Mergers and the other transactions contemplated hereby, in each case, other than the employer portion payroll or employment Taxes incurred as a result of any retention payments payable or equity awards granted by Acquiror or any of its Affiliates pursuant to the terms of any Offer Document or other employment arrangements with Acquiror or any of its Affiliates after the First Effective Time.

“Transaction Tax Deductions” means any Income Tax deduction of any Group Company that is “more likely than not” (or at a higher level of comfort) deductible in any Pre-Closing Tax Period under applicable Income Tax law and that is attributable to, without duplication, (a) the payment of any Third Party Expenses, Transaction Payroll Taxes, and any amount paid with respect to Vested Company Options described in Section 1.3(e) (provided, that for this purpose the Group Companies will be deemed to have elected to treat seventy percent (70%) of the amount of any success-based fee as an amount that does not facilitate the transaction pursuant to the safe harbor in IRS Revenue Procedure 2011-29 (and analogous state or local Tax procedure)), (b) payments by the Group Companies to any employee, service provider or board member, including any stay bonuses, sale bonuses, change in control payments, retention payments, synthetic equity payments, payments on account of equity awards, or similar payments, (c) the repayment of any loans or other obligations in connection with the transactions contemplated by this Agreement, (d) any amounts included as a current liability or contra-asset in the determination of Closing Net Working Capital or Indebtedness, (e) any other fees, costs and expenses incurred in connection with the transactions contemplated by this Agreement or on behalf of the Group Companies that were taken into account in the determination of the Final Purchase Price or (f) any amounts that would have been included in the calculation of Third Party Expenses, Closing Net Working Capital, or Indebtedness but for the fact such amounts were paid prior to the Closing.

“Transfer Taxes” means all sales, use, transfer, value added, goods and services, gross receipts, excise, conveyance, documentary, stamp, recording, registration and similar Taxes and fees incurred by the Group Companies, Acquiror or Merger Subs in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Transfer Taxes do not include any Income Taxes of the Securityholders (or withholding taxes in lieu thereof) with respect to the transactions contemplated by this Agreement.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“U.S. Group Company” means any Group Company that is organized under the Laws of any state in the United States.

“Unpaid Pre-Closing Taxes” means all Pre-Closing Taxes that remain unpaid (including such Taxes that are accrued but not yet due and payable) as of the First Effective Time, calculated in a manner consistent with past practice of the Group Companies, unless otherwise required by applicable Law and which may not be less than zero for any jurisdiction.

“Vested Company Option” means a Company Option that is issued, outstanding and unexercised as of immediately prior to the First Effective Time, to the extent such Company Option is vested pursuant to its terms, after taking into account any accelerated vesting in connection with the transactions contemplated by this Agreement.

“Withholding Payee” means a Securityholder for whom an applicable portion of the Merger Consideration is subject to withholding as wages or compensation with respect to the payment in question and for whom payments are to be made through the payroll procedures of the First Step Surviving Corporation or any of their Affiliates.

“Working Capital Adjustment Amount” means the (a) the Closing Net Working Capital, less (b) the Target Net Working Capital. For the avoidance of doubt, Working Capital Adjustment Amount may be a positive or negative number.

*         *         *

Schedule 7.3(c)(i)

Acquiror Awards

Schedule 7.3(c)(ii)

Additional Awards

Schedule 7.5(a)

Closing Payoff Indebtedness

Schedule 7.12

Terminated Agreements

Schedule 7.14

Certain Actions

Schedule A

Key Employees

Schedule B

Accounting Principles

Schedule C

Sample NWC Calculation

Schedule D

Certain Indebtedness

Schedule E

Certain Pre-Closing Taxes

Exhibit A-1

Form of Support Agreement

Exhibit A-2

Form of Stockholder Written Consent

Exhibit A-3

Form of Registration Rights Agreement